As filed with the Securities

and Exchange Commission

pursuant to Rule 424(b)(3)

Registration No. 333-110616

Offer to Exchange

8 7/8% Series B Senior Subordinated Notes due 2013

for certain outstanding 8 7/8% Series A Senior Subordinated Notes due 2013

($139,000,000 in Principal Amount Outstanding)

THE COMPANY

•	We are a leading designer, marketer and licensor of a broad line of high quality men’s sportswear and men’s and women’s swimwear which we sell to all major levels of retail distribution.

THE EXCHANGE OFFER

•	Expires 5:00 p.m., New York City time, January 21, 2004, unless extended.

•	Subject to certain customary conditions, which we may waive, the exchange offer is not conditioned upon a minimum aggregate principal amount of Existing Notes being tendered.

•	All outstanding Existing Notes validly tendered and not withdrawn will be exchanged.

•	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission (the “SEC”).

THE EXCHANGE NOTES

•	The terms of the Exchange Notes to be issued in the exchange offer are substantially identical to the Existing Notes, except that we have registered the Exchange Notes with the SEC. In addition, the Exchange Notes will not be subject to certain transfer restrictions, and certain provisions relating to an increase in the stated interest rate on the Existing Notes will be eliminated.

•	Interest on the Exchange Notes will accrue from September 22, 2003 at the rate of 8 7/8% and we will pay interest twice a year on each March 15 and September 15, beginning March 15, 2004.

•	We may redeem some or all of the Exchange Notes at any time at redemption prices described in this prospectus.

•	The Exchange Notes will rank junior in right of payment to all of our existing and future senior debt, equal in right of payment with all of our existing and future senior subordinated debt and senior in right of payment to all of our existing and future junior subordinated debt.

•	The Exchange Notes are unconditionally guaranteed on an unsecured, senior subordinated basis by all of our current material, and certain of our future, domestic subsidiaries.

•	If we experience certain changes of control, we must offer to purchase the Exchange Notes at 101% of their aggregate principal amount, plus accrued and unpaid interest.

You should consider carefully the risk factors beginning on page 14 of this prospectus before participating in the exchange offer.

Neither the SEC nor any state securities commission has approved or disapproved of the Exchange Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS DECEMBER 4, 2003

Page
SUMMARY	1

RISK FACTORS	14

We rely on a few key customers, and the loss of any one key customer would substantially reduce our revenues.	14

Our business could be negatively impacted by the financial instability of our customers.	14

We are dependent upon the revenues generated by our licensing alliances and the loss or inability to renew certain licenses could reduce our royalty income and consequently our net income	14

We may not be able to anticipate consumer preferences and fashion trends which could negatively affect acceptance of our products by retailers and consumers and result in a significant decrease in net sales	15

We may face challenges integrating Salant which may negatively impact our business	15

We may not have uncovered all the risks associated with the Salant acquisition or any future acquisitions and a significant liability may arise after closing	15

We need significant working capital to fund our operations, a substantial portion of which is financed, and our inability to continue to finance such working capital could affect our marketing and sales efforts because our ability to purchase inventory would be curtailed.	16

We are controlled by a few principal shareholders who presently have the ability to significantly influence the election of our directors and the outcome of all other issues submitted to our shareholders.	16

We operate in a highly competitive and fragmented industry and our failure to successfully compete could result in a loss of one or more significant customers.	16

We depend on certain key personnel the loss of which could negatively impact our ability to manage our business.	16

We have a significant amount of debt which could have important negative consequences to us, including making it difficult for us to satisfy our obligations under the Exchange Notes.	17

To service the Exchange Notes and our future debt, we will require a significant amount of cash, which may not be available to us	17

Your right to receive payments on the Exchange Notes is junior to our existing and future senior debt. Further, your right to receive payment under the guarantees of the Exchange Notes is junior to all of the subsidiary guarantors’ existing and future senior debt.	18

The Exchange Notes are not secured by any of our assets or the assets of our subsidiaries.	18

The Indenture governing the Exchange Notes, as well as other agreements governing our debt, contain covenants that may restrict our ability to take certain corporate actions.	19

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from subsidiary guarantors	19

We may not have the funds necessary to finance the repurchase of the Exchange Notes in connection with a change of control offer required by the Indenture	20

An active trading market may not develop for the Exchange Notes	20

There may be adverse consequences if you fail to exchange your Existing Notes for the Exchange Notes	21

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(continued)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus, including certain statements under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ from our expectations are:

•	general economic conditions,

•	a significant decrease in business from or loss of any of our major customers,

•	the effectiveness of our planned advertising, marketing and promotional campaigns,

•	our ability to contain costs,

•	our future capital needs and our ability to obtain financing,

•	our ability to integrate acquired businesses, trademarks, tradenames and licenses, including the Salant acquisition,

•	our ability to predict consumer preferences,

•	anticipated trends and conditions in our industry, including future consolidation,

•	changes in the costs of raw materials, labor and advertising,

•	changes in fashion trends and consumer acceptance of both new designs and newly introduced products,

•	the level of consumer spending for apparel and other merchandise,

•	our ability to compete,

•	the termination or non-renewal of any material license agreements to which we are a party,

•	the seasonality of our swimwear business,

•	exposure to foreign currency risk,

•	competition among department and specialty stores,

•	possible disruption in commercial activities due to terrorist activity and armed conflict, and

•	other factors set forth in this prospectus and in our SEC filings.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see “Risk Factors.”

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included or incorporated by reference into this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

In making your decision, you should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. You must rely on your own examination of our company and the terms of the exchange offer and the Exchange Notes, including the merits and risks involved.

This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. We will make conformed copies of the actual documents available to you upon request. In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information. In addition, certain data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, and other data, are based on our management’s knowledge and experience in the markets in which we operate. Our estimates have been based on information obtained from our customers, suppliers and other contacts in the markets in which we operate. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in data gathering. As a result, you should be aware that market, ranking and other similar data included in this prospectus, and estimates and beliefs based on that data, may not be reliable, and we cannot guarantee the accuracy or completeness of such information.

TERMS USED IN THIS PROSPECTUS

In this prospectus, the term(s):

(a)	“Jantzen acquisition” refers to our acquisition of the Jantzen swimwear business from subsidiaries of VF Corporation in March 2002.

(b)	“Salant acquisition” refers to our acquisition of the Salant Corporation in June 2003.

(c)	“Exchange Notes” or “Notes” refers to our 8 7/8% Series B Senior Subordinated Notes due 2013 offered hereby.

(d)	“Existing Notes” refers to our 8 7/8% Series A Senior Subordinated Notes due 2013 currently outstanding.

(e)	“12 1/4% senior subordinated notes” refers to our 12 1/4% Senior Subordinated Notes due 2006.

(f)	“senior secured notes” refers to our 9 1/2% Senior Secured Notes due 2009.

(g)	“Perry Ellis,” “we,” “us,” and “our,” unless the context otherwise indicates, refer to Perry Ellis International, Inc. and our subsidiaries.

(h)	“Salant” refers to Salant Corporation.

(i)	“Indenture” refers to the indenture among us, our subsidiary guarantors and U.S. Bank Trust National Association, as trustee, pursuant to which the Existing Notes were issued and Exchange Notes will be issued.

(j)	“as adjusted” when used to describe our results of operations or financial position, unless the context otherwise indicates, refers to our results of operations and financial position after giving effect to, where relevant, the offering of the Existing Notes as though the offering of the Existing Notes had occurred at the beginning of the referenced period. The as adjusted information contained in this prospectus does not purport to represent what our results of operations or financial position actually would have been if the transactions assumed therein had occurred at the beginning of the referenced periods or what our results of operations or financial position will be in future periods.

(k)	“pro forma for the Salant acquisition” when used to describe our results of operations or financial position, unless the context otherwise indicates, refers to our results of operations and financial position after giving effect to, where relevant, the Salant acquisition as though such acquisition had occurred at the beginning of the referenced periods, but excluding the effect of the offering of the Existing Notes. The pro forma information for the Salant acquisition contained in this prospectus does not purport to represent what our results of operations or financial position actually would have been if the transactions assumed therein had occurred at the beginning of the referenced periods or what our results of operations or financial position will be in future periods.

(l)	“EBITDA” refers to net income before taking into consideration interest expense, income tax, depreciation and amortization. EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States of America and does not represent cash flow from operations. Accordingly, you should not regard this figure as an alternative to cash flows as a measure of liquidity. We believe that EBITDA is widely used by analysts, investors and other interested parties in our industry but is not necessarily comparable with similarly titled measures for other companies.

(m)	“Consolidated Financial Statements” refers to the audited and unaudited consolidated financial statements of Perry Ellis International, Inc. and our subsidiaries and accompanying notes contained in this prospectus.

(n)	“initial purchasers” refers to Wachovia Capital Markets, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

This prospectus refers to trademarks and tradenames owned by or licensed to us. The trademarks and tradenames we own include Perry Ellis®, Perry Ellis America®, Axis®, Tricots St. Raphael®, Jantzen®, John Henry®, Cubavera®, the Havanera Co.™, Natural Issue®, Munsingwear®, Grand Slam®, Original Penguin®, Manhattan®, Southpoint®, Pro Player®, Mondo di Marco®, Penguin Sport® and Axist®. The trademarks we license from third parties include Nike®, Tommy Hilfiger®, PING®, NAUTICA®, and Ocean Pacific®.

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SUMMARY

The following summary highlights selected information about this prospectus and the materials incorporated by reference. It may not contain all the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus and the documents which we have incorporated by reference, as well as consult your own business, legal and tax advisors.

References in this prospectus to annual financial data for Perry Ellis and Salant refer to fiscal years ending January 31 and December 31, respectively.

Our Company

Overview

We are one of the leading apparel companies in the United States. We control a portfolio of major men’s and women’s brands, some of which were established over 100 years ago. We design, source, market and license our products nationally and internationally at multiple price points and across all major levels of retail distribution at more than 20,000 doors. Our portfolio of highly recognized brands includes Perry Ellis and Perry Ellis America, which we believe together generate over $1 billion in annual retail sales, Axis, Tricots St. Raphael, Jantzen, John Henry, Cubavera, the Havanera Co., Natural Issue, Munsingwear, Grand Slam, Original Penguin, and Manhattan. We also (i) license the Nike and Tommy Hilfiger brands for swimwear and swimwear accessories, (ii) are the worldwide master licensee for PING golf apparel, (iii) license the Ocean Pacific brand for certain men’s sportswear categories and (iv) license the NAUTICA brand for our corporate wear business. From our initial public offering in 1993 to fiscal 2003, our revenues grew at a compound annual growth rate of 22.3%.

We distribute our products primarily to wholesale customers that represent all major levels of retail distribution including department stores, national and regional chain stores, mass merchants, specialty stores, sporting goods stores, green grass golf shops, the corporate incentive market and independent retailers in the United States and Canada. Our largest customers include Federated Department Stores, Inc., Dillard’s Inc., The May Department Stores Company, Wal-Mart Stores, Inc., J.C. Penney Company, Kohl’s Corporation, and Sears, Roebuck & Co. We also operate 42 retail stores located primarily in upscale retail outlet malls across the United States. In addition, we leverage our design, sourcing and logistics expertise by offering a limited number of private label programs to retailers. In order to maximize the worldwide exposure of our brands and generate high margin royalty income, we license our brands through approximately 50 domestic and approximately 90 international license agreements.

Our wholesale business, which is comprised of men’s sportswear and women’s and men’s swimwear and swimwear accessories, accounted for 90.6% of our total revenues in fiscal 2003, and our licensing business accounted for 9.4% of our total revenues in fiscal 2003. We have traditionally focused on the men’s sportswear market, which represented approximately 92% of our total wholesale revenues in fiscal 2003, while our women’s and men’s swimwear market represented approximately 8% of our total wholesale revenues in fiscal 2003.

Our licensing business is a significant contributor to our operating income. We license the brands we own to third parties for the manufacturing and marketing of various products in distribution channels in which we do not distribute those brands, including men’s and women’s footwear, men’s suits, underwear, loungewear, outerwear, fragrances, eyewear and accessories. In addition, we license our brands internationally for the manufacturing and marketing of products that we offer domestically such as Jantzen sportswear. These licensing arrangements raise the overall awareness of our brands without requiring us to make capital investments or incur additional operating expenses.

In June 2003, we acquired Salant, a leading designer, marketer and distributor of brand name and private label menswear products and the largest licensee of the Perry Ellis brand. With the Salant acquisition we have consolidated control of the Perry Ellis brand, added significant revenues and earnings, solidified our balance sheet, further diversified our product offerings and customer base, and added to our portfolio of brands. As a result of this acquisition, we also assumed operation of 40 retail outlet stores.

We employ a three dimensional (“3D”) strategy in the design, sourcing, marketing and licensing of our products that focuses on diversity of brands, products and distribution channels. Through this strategy, we provide our products to a broad range of customers, which reduces our reliance on any single distribution channel, customer, or demographic group and minimizes competition among our brands.

Diversity of Brands.    We maintain a portfolio of 18 highly recognized brands that we either own or license. We are focused on brands that appeal to fashion conscious consumers across all income levels. We design, source, market and license most of our products on a brand-by-brand basis targeting distinct consumer demographic and lifestyle profiles. No other brand accounted for more than 10% of our total revenues. We also market the Natural Issue, John Henry and the Havanera Co. brands, which appeal to the middle-income consumer. In addition, we market brands that appeal to women through our Jantzen family of swimwear products.

Diversity of Product Categories.    We design and market apparel in a broad range of men’s product categories and a few women’s product categories, which increases the stability of our business. Our menswear offerings include casual sportswear, dress shirts and pants, jeans wear, golf apparel, sweaters, sports apparel, swimwear and swim accessories, activewear, and leather accessories. Our womenswear offerings include swimwear, sportswear and swim accessories. We believe that our product diversity decreases our dependence on any one product or fashion trend and has contributed substantially to our growth.

Diversity of Distribution Channels.    We market our products through all major levels of retail distribution which allows us to reach a broad range of consumers in the United States and Canada. We distribute through national and regional chain stores, department stores, mass merchants, golf and other specialty stores, as well as clubs and other independent retail outlets. We entered the corporate wear market in 2001, where we provide corporate clients with high quality customized products. Our products are distributed through more than 20,000 doors at some of the nation’s leading retailers, including Federated, Dillard’s, May Department Stores, Wal-Mart, J.C. Penney, Kohl’s, Sears, and Nordstrom, Inc.

The following table illustrates the diversity of our brands, products and distribution channels:

Distribution Channels	Product Category
	Casual	Dress Casual	Jeans Wear	Golf	Active Sports	Swimwear
Upscale Department Stores	Tricots St. Raphael Original Penguin	Axis Mondo di Marco		PING Collection

Department Stores	Cubavera Grand Slam	Perry Ellis Axis	Perry Ellis America	Grand Slam		Jantzen Tommy Hilfiger Nike

National and Regional Chain Stores	Natural Issue the Havanera Co. Munsingwear Ocean Pacific	John Henry Axis	Natural Issue	Penguin Sport Munsingwear	Pro Player	Jantzen Nike Southpoint

Mass Merchants	Private Label	Manhattan	Private Label

Green Grass (1)	Munsingwear	Perry Ellis		PING Collection

Corporate	NAUTICA	Perry Ellis		PING Collection

Specialty Stores	Tricots St. Raphael	Axis				Jantzen Tommy Hilfiger Nike

(1)	This channel includes high-end and specialty golf shops and resorts.

Our Competitive Strengths

We believe that our competitive strengths position us to capitalize on several trends that have affected the apparel industry in recent years. These trends include:

•	the consolidation of the department and chain store distribution channels into a smaller number of larger retailers,

•	the increased dependence of retailers on reliable domestic suppliers who have design expertise, advanced systems and technology, and the ability to quickly meet changing consumer tastes,

•	the increased importance of mass merchants in apparel sales, and

•	the continued importance of strong brands as a source of product differentiation.

We believe that we have the following competitive strengths in our industry:

Portfolio of nationally and internationally recognized brands.    We currently own or license a portfolio of 18 brands which enjoy high recognition within their respective consumer segments. We believe that these brands have built a loyal following of fashion-conscious consumers and retailers who desire high quality, well-designed products. We license the Nike, Tommy Hilfiger, PING, NAUTICA and Ocean Pacific brands, which we believe are highly recognizable brands within their various product categories. We also license 14 of our brands to third parties for products in distribution channels in which we do not market those brands. We believe that brand recognition is critical in the apparel industry, where strong brand names help define consumer preferences and drive selling space at retailers.

Diversified product offering and distribution model.    We market a diverse array of products under our numerous brands at multiple price points and across multiple levels of retail distribution. Our menswear offerings include casual sportswear, dress shirts and pants, jeans wear, golf apparel, sweaters, sports apparel, swimwear and swim accessories, activewear and leather accessories. Our womenswear offerings include swimwear, sportswear and swim accessories. Our products are distributed through more than 20,000 doors at department stores, national and regional chain stores, mass merchants, specialty stores, sporting goods stores, green grass golf shops, the corporate incentive market and independent retailers in the United States and Canada. Our diversified product offerings and distribution model reduces our reliance on any one product, demographic group, merchandise preference or distribution channel and minimizes competition among our brands.

Strong relationships with our retailers.    We believe that our established relationships with retailers allow us to maximize the selling space dedicated to our products, monitor our brand presentation and merchandising selection, and introduce new brands and products. Because of our quality brands and products, dedication to customer service, design expertise and sourcing capabilities, we have developed and maintained long-standing relationships with our largest customers, including Dillard’s (more than 25 years), May Department Stores (more than 25 years), J.C. Penney (more than 25 years), Sears (25 years), Federated (16 years), Wal-Mart (14 years), and Kohl’s (10 years).

Strong licensing capabilities and relationships.    We license many of the brands we own, and as a result, have gained experience in identifying potential licensing opportunities. We have established relationships with many licensees and believe these relationships provide opportunities to grow our revenues and earnings. Our brands are solidly positioned in retail outlets at all major levels of retail distribution and have increased our exposure nationally and internationally. We believe that our broad portfolio of brands also appeals to licensees because it gives licensees the opportunity to sell their products into many different distribution channels. For example, a manufacturer of men’s accessories might license the Natural Issue brand to enter the department store channel or license the Munsingwear brand to target mass merchants. By licensing our owned brands, we offer consumers a complete product assortment by brand. We also coordinate our marketing efforts with licensees, thereby maximizing exposure for our brands and our return on investment.

Sophisticated global low-cost sourcing capabilities.    We have sourced our products globally for more than 36 years and employ sophisticated logistics and supply chain management systems to maintain maximum flexibility. Our network of worldwide sourcing partners enables us to meet our customers’ needs in an efficient and high quality manner without relying on any one vendor, factory, or country. In fiscal 2003, based on total dollar value, we sourced our products from Asia (68%), Central and South America (23%), the Middle East (6%) and other areas of the world (3%). We maintain a staff of experienced sourcing professionals in five offices in China (including Hong Kong), as well as in the United States, South Korea and Taiwan. Our sourcing offices closely monitor our suppliers and provide strict quality assurance analyses that allow us to consistently maintain our high quality standard for our customers. We have a compliance department that works closely with our quality assurance staff to ensure that our sourcing partners comply with Company-mandated and country-specific labor and employment regulations. We believe that sourcing our products overseas allows us to manage our inventories more effectively and avoid incurring the costs of maintaining and operating production facilities. Because of our sourcing experience, capabilities and relationships, we believe that we are well positioned to take advantage of the 2005 elimination of all textile and apparel quotas for member countries of the World Trade Organization.

Design expertise and advanced technology.    We maintain a staff of 49 senior designers, merchandisers and artists who are supported by a staff of 81 design professionals, including assistant designers, technical designers, graphic artists and production assistants. Our in-house design staff designs substantially all of our products using advanced computer-aided design technology that minimizes the time-intensive and costly production of sewn prototypes prior to customer approval. In addition, this technology provides our customers with products that have been custom designed for their specific needs and meet current fashion trends. We employ advanced fabric and design technologies to ensure a proper fit and outstanding performance when we create our women’s and men’s swimwear. We regularly upgrade our computer technology to enhance our design capabilities, facilitate communication with our global suppliers and customers on a real-time basis, react faster to new product developments by competitors and meet changes in customer needs.

We recently launched PerrySolutions, a software system that enables our sales planners to manage our retail customers’ inventory at the stock keeping unit, or SKU, level. This system helps maximize sales of our products thereby increasing inventory turns for retailers, which in turn reduces our product returns and markdowns, and increases our profitability. We also use PerrySolutions during the assortment planning process to allocate the correct quantities for the initial rollout of product at retail.

Proven ability to integrate acquisitions.    Since 1993, we have been successful in selectively acquiring, managing, developing and positioning 18 highly recognized brands within our business, including Munsingwear (1996), Perry Ellis (1999), John Henry (1999), Manhattan (1999) and Jantzen (2002). We believe our experience has prepared us for the integration of the Salant business.

As part of an extensive integration process for each brand, we have:

•	improved the responsiveness to market trends by applying our design and sourcing expertise,

•	communicated new positioning of our brands through various wide-ranging marketing programs,

•	begun or continued licensing operations immediately upon acquisition,

•	solidified our management team to design, market and license brands,

•	repositioned the brands into different distribution channels to address the needs in those channels,

•	renegotiated existing licensing agreements and developed new licensing agreements in new segments and markets, and

•	extended our sourcing and distribution capabilities to the products.

Experienced management team.    Our senior management team averages more than 25 years in the apparel industry and has extensive experience in growing and rejuvenating brands, structuring licensing agreements, and building strong relationships with global suppliers and retailers. In addition, George Feldenkreis, our chairman and chief executive officer, and Oscar Feldenkreis, our president and chief operating officer, have expressed their commitment to us by maintaining a significant ownership stake in our company.

Our Business Strategy

Our strategy is to continue to pursue our 3D approach by developing and enhancing our portfolio of brands, increasing the scope of our product offerings and expanding distribution for our brands, while continuing our focus on growth and profitability through the execution of the following strategies:

Continue to strengthen the competitive position and recognition of our brands.    We intend to continue enhancing the recognition of our brands by aggressively marketing our brands to both consumers and retailers. We have made a strategic decision to focus on branded apparel and to reduce our private label business. As a result of this shift in our business strategy and our acquisition and development of certain brands, our branded apparel business has increased as a percentage of net sales from less than 75% for the first six months of fiscal 2003 to more than 90% for the first six months of fiscal 2004. We manage each brand individually, developing a distinct brand and marketing strategy for every product category and distribution channel. We will continue to participate in cooperative advertising in print and broadcast media, as well as market directly to consumers through billboards, event sponsorships, celebrity sponsorships, special event advertisements and advertisements in selected periodicals. In addition, we will continue to have a strong presence at trade shows, such as “M.A.G.I.C.” in Las Vegas, Market Week in New York, and golf and swim shows and events throughout the country. Licensing our brands to third parties also enhances brand recognition by providing increased customer exposure domestically and internationally, as well as opportunities for future product extensions.

Continue to diversify our product line.    We intend to continue to expand the range of our product lines, thereby capitalizing on the name recognition, popularity, and discrete target customer segmentation of our major brands. For example, we are introducing a line of women’s beachwear and sportswear under the Jantzen brand. We intend to pursue expansion opportunities in young men’s sportswear, whether through licensing or direct marketing opportunities. The Salant acquisition takes us into the men’s better market and collection market for sportswear, dress shirts, bottoms and leather accessories and, through the Axis and Tricots St. Raphael brands, the better sportswear market. We intend to use Axis and Tricots St. Raphael, as well as the expertise of Salant’s sales and marketing personnel, to expand our sweater business. In addition, we will continue to seek licensing opportunities that will expand our collection of products.

Increase penetration in each channel.    We will continue to selectively pursue new ways to increase our penetration of existing channels of distribution for our products, focusing on maintaining the integrity of our products and reinforcing our image at existing retail stores, as well as introducing our products to geographic areas and consumer sectors that are presently less familiar with our products. We will also seek to expand our business with our existing customers by offering them products that are compelling and different from those in the marketplace and by capitalizing on our relationships with them by offering them more of our products. As a result of the Salant acquisition, we have increased the number of retailers that carry our brands and entered certain upscale department stores, such as Nordstrom, which carry the Axis and Tricots St. Raphael brands.

Adapt to our continually changing marketplace.    We will continue to make the necessary investments and implement strategies to meet the growing needs of our customers on a timely basis in the ever-changing apparel industry. We have a history of successfully adapting our business to meet the challenges of our industry. Some examples include:

•	Our acquisition of Jantzen in fiscal 2002 marked our entry into the women’s and men’s swimwear markets and formed the basis for our planned entry into the women’s sportswear market. We believe that our design and sourcing expertise positions us to grow our revenues from these product categories substantially in the future. We intend to position Jantzen as a premiere casual resort lifestyle brand for women and men.

•	From our initial efforts to market guayabera shirts to the Hispanic market 36 years ago, we have focused on Hispanics, the largest minority group in the United States. We developed the Cubavera and the Havanera Co. brands in fiscal 2000 and 2002, respectively, to specifically target the Hispanic market and consumers that embrace the Hispanic lifestyle brands.

•	The Salant acquisition provided us with the upscale Axis and Tricots St. Raphael brands, as well as greater control of designing and marketing the Perry Ellis line of men’s sportswear, dress shirts, bottoms and leather accessories. With this acquisition, we expect to sell these products through many more upscale retailers.

Expand our licensing opportunities.    Since our acquisition of Munsingwear in 1996, we have significantly expanded the licensing of our brands to third parties for various product categories. We intend to continue to license our brands to existing and new licensees as profitable opportunities arise. We will also use our brand portfolio to expand our licensing activities in womenswear and sportswear. At the international level, we will continue to explore licensing opportunities where we see opportunities for growth, such as Latin America, Europe and Asia. We will continue to provide our licensing partners with strong brands, design expertise and innovative marketing strategies. In addition to the revenues and brand awareness that licensing provides us, we also believe that licensing our brands benefits us by reducing the volatility of our operating income.

Pursue strategic acquisitions and opportunities.    We intend to continue our strategy of making selective acquisitions to expand our portfolio of brands and add new product lines as our industry continues to follow the consolidation trend of our retailers. We will continue to internally develop new brands and logical extensions of existing brands as opportunities in the marketplace arise. We intend to pursue acquisition opportunities in a disciplined manner as they become available and focus on products or categories that have high consumer awareness and are difficult to duplicate from a technical or logistical standpoint. Since our initial public offering in 1993, we have acquired, or obtained licenses for, several brands, including Munsingwear, Perry Ellis, John Henry, Manhattan, Jantzen, PING, Tommy Hilfiger, Nike, NAUTICA, Ocean Pacific, Axis and Tricots St. Raphael. We believe that our history of selectively acquiring under-marketed or under-performing brands and incorporating them into our efficient infrastructure generates a superior return on investment for our investors.

The Salant Acquisition

In June 2003, we completed the Salant acquisition. The aggregate merger consideration paid by us was approximately $91.0 million, comprised of approximately $35.8 million of our newly issued common stock, approximately $51.9 million in cash and approximately $3.3 million in merger costs. The cash portion of the consideration was funded from Salant’s available cash reserves and through borrowings under our senior credit facility.

History

We were incorporated in Florida in April 1967 and changed our name from Supreme International Corporation to Perry Ellis International, Inc. on June 18, 1999. Our principal executive offices are located at 3000 N.W. 107th Avenue, Miami, Florida 33172, and our telephone number is (305) 592-2830.

The Exchange Offer

Registration Rights Agreement
We sold the Existing Notes on September 22, 2003 to the initial purchasers, under a purchase agreement dated September 15, 2003. Perry Ellis, our subsidiaries who guaranteed our obligations under the Existing Notes and the initial purchasers entered into a registration rights agreement, which granted the holders of the Existing Notes certain exchange and registration rights. This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement.

The initial purchasers sold an aggregate of $11,000,000 aggregate principal amount of the Existing Notes (the “Private Placement Existing Notes”) to certain accredited investors, including some of our affiliates. These investors will not participate in the exchange offer and may only sell their Existing Notes pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act.

The Exchange Offer	We are offering to exchange up to $139,000,000 aggregate principal amount of the Exchange Notes for up to $139,000,000 aggregate principal amount of the Existing Notes. Existing Notes may be exchanged only in $1,000 increments.

The terms of the Exchange Notes are identical in all material respects to the Existing Notes except for certain transfer restrictions and registration rights relating to the Existing Notes and certain provisions relating to an increase in the stated interest rate on the Existing Notes.

Resale	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, including “E Capital Holdings Corporation” (available May 13, 1988), “Morgan Stanley & Co. Incorporated” (available June 5, 1991), “Mary Kay Cosmetics, Inc.” (available June 5, 1991), “Warnaco, Inc.” (available October 11, 1991) and “Shearman & Sterling” (available July 2, 1993), we believe that the Exchange Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

• you are acquiring the Exchange Notes issued in the exchange offer in the ordinary course of business,

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes,

• you are not a broker-dealer who purchased the Existing Notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act, and

• you are not an “affiliate” of ours as “affiliates” is defined in Rule 405 of the Securities Act.

If our belief is inaccurate and you transfer any Exchange Note issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your Exchange Notes from these requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

Each broker-dealer that is issued Exchange Notes for its own account in exchange for Existing Notes which were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or otherwise retransfer the Exchange Notes. We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resales.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of Existing Notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Expiration Date	5:00 p.m., New York City time, on January 21, 2004, unless the exchange offer is extended. You may withdraw Existing Notes you tender pursuant to the exchange offer at any time prior to 5:00 p.m., New York City time, on January 21, 2004. See “The Exchange Offer—Expiration Date” and “—Extensions and Amendments.”

Accrued Interest on the Exchange Notes and the Existing Notes

The Exchange Notes will bear interest from the date of issuance of the Existing Notes that are tendered in exchange for the Exchange Notes. Accordingly, holders of Existing Notes that are accepted for exchange will not receive interest that is accrued but unpaid on such Existing Notes at the time of tender. The Exchange Notes will bear interest at a rate of 8 7/8% per annum, payable semi-annually on March 15 and September 15 of each year commencing March 15, 2004.

Termination of the Exchange Offer
We may terminate the exchange offer if we determine that our ability to proceed could be materially impaired due to the occurrence of certain conditions. You will be entitled to an increase in the stated interest rate on the Existing Notes and will have certain rights against us under the registration rights agreement should we fail to consummate the exchange offer. See “The Exchange Offer—Termination.”

Procedures for Tendering Existing Notes
If you wish to tender your Existing Notes pursuant to the exchange offer, sign and date the letter of transmittal in accordance with the instructions, and deliver the letter of transmittal, along with the Existing Notes and any other required documentation, to the exchange agent. By executing the letter of transmittal, you will represent to us that, among other things:

• the Exchange Notes you receive will be acquired in the ordinary course of your business,

• you have no arrangement with any person to participate in the distribution of the Exchange Notes, and

• you are not an “affiliate” of ours.

Special Procedures for Beneficial Owners
If you are a beneficial owner whose Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender such Existing Notes in the exchange offer, please contact the registered holder as soon as possible and instruct them to tender on your behalf and comply with our instructions set forth elsewhere in this prospectus.

Guaranteed Delivery Procedures
If you wish to tender your Existing Notes, you may, in certain instances, do so according to the guaranteed delivery procedures set forth elsewhere in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw Existing Notes you tender pursuant to the exchange offer at any time prior to 5:00 p.m., New York City time on January 21, 2004 by furnishing a written or facsimile transmission notice of withdrawal to the exchange agent containing the information set forth in “The Exchange Offer—Withdrawal of Tenders.”

Acceptance of Existing Notes and Delivery of Exchange Notes

Subject to certain conditions (as summarized above in “Termination of the Exchange Offer” and described more fully in “The Exchange Offer—Termination”), we will accept for exchange any and all Existing Notes that are properly tendered in the exchange offer prior to the expiration date. See “The Exchange Offer—Procedures for Tendering.” The Exchange Notes issued pursuant to the exchange offer will be delivered promptly following the expiration date.

Exchange Agent	U.S. Bank Trust National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer. The mailing, overnight and hand delivery address of the exchange agent is U.S. Bank Trust National Association, Corporate Trust Department, EP-MN-WS-2N, 60 Livingston Avenue St. Paul, MN 55107 Attn: Specialized Finance.

For assistance and requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery, the telephone number for the exchange agent is (800) 934-6802, and the facsimile number for the exchange agent is (651) 495-8158, Attention: Specialized Finance.

See “The Exchange Offer” for more detailed information concerning the terms of the exchange offer.

Summary of Terms of the Exchange Notes

Issuer	Perry Ellis International, Inc.

Notes Offered	$139,000,000 aggregate principal amount of 8 7/8% Series B Senior Subordinated Notes due 2013.

Maturity Date	September 15, 2013.

Interest Payment Dates	March 15 and September 15 of each year, commencing March 15, 2004.

Guarantees	Each of our current material, and certain of our future, domestic subsidiaries will jointly and severally, fully and unconditionally, guarantee the Exchange Notes on a senior subordinated basis.

Ranking	The Exchange Notes will be unsecured senior subordinated obligations of the company. The Exchange Notes will rank junior in right of payment to our existing and future senior debt, including our $110.0 million senior credit facility, our letter of credit facilities totaling $60.0 million, our $57.0 million in senior secured notes and our $11.6 million mortgage on our principal executive and administrative office, warehouse and distribution facility in Miami, Florida. The guarantees of the Exchange Notes will rank junior in right of payment to guarantor senior debt of our current material, and certain of our future, domestic subsidiaries, including guarantees of the senior credit facility and senior secured notes.

As of July 31, 2003, after giving effect to the issuance and sale of the Existing Notes, and our use of the net proceeds therefrom, we and our subsidiary guarantors would have had $224.7 million of consolidated debt outstanding, including $74.7 million of senior debt. In addition, we would have had additional availability under the senior credit facility of $90.0 million, all of which would have been senior debt if borrowed.

The Exchange Notes and the guarantees will rank equal in right of payment with any of our subsidiary guarantors’ future senior subordinated debt.

Optional Redemption	Prior to September 15, 2008, we may redeem some or all of the Exchange Notes at a redemption price equal to the sum of the principal amount of the Exchange Notes to be redeemed, plus accrued and unpaid interest, plus a “make whole” premium specified in this prospectus. We may redeem some or all of the Exchange Notes at any time on or after September 15, 2008, at the redemption prices described in this prospectus under the caption “Description of Exchange Notes—Optional Redemption.” In addition, at any time prior to September 15, 2006, we may redeem up to 35% of the Exchange Notes from the proceeds of certain sales of our equity securities at 108.875% of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption. We may make the redemption only if, after the redemption, at least 65% of the aggregate principal amount of the Exchange Notes remains outstanding. See “Description of Exchange Notes—Optional Redemption.”

Change of Control	Upon the occurrence of a change of control (as described under “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control”) we must offer to repurchase the Exchange Notes at 101% of the principal amount of the Exchange Notes, plus accrued and unpaid interest, if any, to the purchase date.

Basic Covenants of the Indenture	The Indenture governing the Exchange Notes will contain certain covenants that, among other things, restrict our ability and the ability of our subsidiaries to, under certain circumstances:

• incur additional debt,

• pay dividends or make other distributions on, redeem or repurchase capital stock,

• make investments or other restricted payments,

• create liens on assets to secure debt,

• sell all, or substantially all, of our assets,

• engage in transactions with affiliates, and

• effect a consolidation or merger.

These covenants are subject to important exceptions and qualifications, as described in this prospectus under the caption “Description of Exchange Notes—Certain Covenants.”

Risk Factors	You should carefully consider all of the information contained in this prospectus prior to investing in the Exchange Notes. In particular, we urge you to carefully consider the factors set forth under “Risk Factors” beginning on page 14 of this prospectus.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following summary historical financial data of Perry Ellis was derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data reflects the consummation of our Salant acquisition and includes the operations of Salant from June 19, 2003, the date of the acquisition. The unaudited pro forma condensed combined financial data for the year ended January 31, 2003 is based on the unaudited consolidated financial statements of Perry Ellis and Salant using assumptions and adjustments based upon available information and certain assumptions Perry Ellis considers reasonable under the circumstances. The unaudited pro forma condensed combined income statement for the year ended January 31, 2003 and the six months ended July 31, 2003 gives effect to our merger with Salant as if it had occurred on February 1, 2002 but does not give effect to the offering of the Existing Notes.

The unaudited summary pro forma financial data for the year ended January 31, 2003 and the six months ended July 31, 2003 does not purport to represent what our results of operations or financial position would have been had the Salant merger occurred on the date indicated, is not indicative of the results of operations which may be expected to occur in the future, nor does it give effect to the anticipated synergies or cost savings that Perry Ellis believes will be realized in connection with the merger.

Because the information below is a summary, you should read the following information in conjunction with the other information contained under the captions “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Perry Ellis’ historical audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended January 31,			Six Months Ended		Pro Forma for the Year Ended	Pro Forma for the Six Months Ended
	2001	2002	2003	July 31, 2002	July 31, 2003	January 31, 2003	July 31, 2003
	(in thousands)
Income Statement Data:
Net sales	$258,888	$251,310	$277,028	$135,013	$188,932	$528,931	$288,492
Royalty income	25,790	26,681	28,813	13,677	12,111	23,619	10,157

Total revenues	284,678	277,991	305,841	148,690	201,043	552,550	298,649
Cost of sales	200,884	191,601	205,001	100,468	136,397	382,820	207,067

Gross profit	83,794	86,390	100,840	48,222	64,646	169,730	91,582
Selling, general and administrative expenses	49,408	55,447	63,850	27,994	48,906	112,477	69,208
Depreciation and amortization	6,130	6,662	3,583	1,403	2,525	6,445	3,463

Operating income	28,255	24,281	33,407	18,825	13,215	50,808	18,911
Interest expense	15,766	13,550	15,795	7,653	8,354	16,232	8,020

Income before minority interest and income taxes	12,489	10,731	17,612	11,172	4,861	34,576	10,891
Minority interest	—	83	89	10	26	89	26
Income taxes	4,663	4,040	6,726	4,215	1,841	13,206	4,168

Net income	$7,826	$6,608	$10,797	$6,947	$2,994	$21,281	$6,697

	Fiscal Year Ended January 31,						Six Months Ended
	2001		2002		2003		July 31, 2002		July 31, 2003
	(in thousands, except for ratio information)
Balance Sheet Data:
Cash and cash equivalents	$345		$1,304		$4,683		$28,037		$5,324
Working capital	88,879		60,932		119,898		95,799		157,777
Total assets	243,113		234,061		331,237		302,048		436,082
Total debt	137,066		120,828		194,432		180,106		214,096
Total stockholders’ equity	82,879		87,204		99,402		95,409		139,359

Other Financial Data:
Depreciation and amortization	$6,130		$6,662		$3,583		$1,403		$2,525
EBITDA (1)	34,385		30,860		36,901		20,218		15,714
Cash flows from operations	(2,112)		22,375		(16,795)		22,158		13,538
Cash flows from investing	(5,434)		(3,021)		(47,349)		(42,095)		(34,488)
Cash flows from financing	7,665		(18,319)		67,479		46,670		21,519
Capital expenditures	2,712		2,922		22,076	(2)	17,026	(3)	3,268
Ratio of EBITDA to interest expense	2.2	x	2.3	x	2.3	x	2.6	x	1.9	x
Ratio of total debt to EBITDA	4.0	x	3.9	x	5.3	x	—		—

(1)	EBITDA represents net income before taking into consideration interest expense, income tax expense, depreciation expense, and amortization expense as outlined below in tabular format. EBITDA is not a measurement of financial performance under generally accepted accounting principles, and does not represent cash flow from operations. Accordingly, do not regard this figure as an alternative to cash flows as a measure of liquidity. We believe that EBITDA provides some indication of our ability to satisfy our debt obligations but is not necessarily comparable with similarly titled measures for other companies. See “Statements of Cash Flows” in our Consolidated Financial Statements.

	Fiscal Year Ended January 31,			Six Months Ended
	2001	2002	2003	July 31, 2002	July 31, 2003
	(in thousands)
Net Income	$7,826	$6,608	$10,797	$6,947	$2,994
Depreciation and amortization	6,130	6,662	3,583	1,403	2,525
Interest expense	15,766	13,550	15,795	7,653	8,354
Income taxes	4,663	4,040	6,726	4,215	1,841

EBITDA	$34,385	$30,860	$36,901	$20,218	$15,714

(2)	Includes a $14.5 million refinancing of our principal executive and administrative office, warehouse and distribution facility related to the conversion of our synthetic lease to a mortgage, a $2.5 million purchase of a distribution center in Seneca, South Carolina and amounts related to our ERP project.
(3)	Includes a $14.5 million refinancing of our principal executive and administrative office, warehouse and distribution facility referenced above and a $2.5 million purchase of a distribution center in Seneca, South Carolina.

RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth in this prospectus before deciding to tender your Existing Notes in the exchange offer.

Risks Related to Our Business and Industry

We rely on a few key customers, and the loss of any one key customer would substantially reduce our revenues.

We derive a significant amount of our revenues from a few major customers. A significant decrease in business from or loss of any of our major customers could harm our financial condition by causing a significant decline in revenues attributable to such customers.

Net sales to our five largest customers totaled approximately 40%, 47%, and 42% of net sales during fiscal 2003, fiscal 2002, and fiscal 2001, respectively. Our five largest customers are Wal-Mart, J.C. Penney, Kohl’s, Sears, and Mervyn’s. Sales to Wal-Mart accounted for approximately 11% of net sales during fiscal 2003. Sales to Target Corporation, Wal-Mart, and J.C. Penney accounted for approximately 12%, 11% and 11% of net sales during fiscal 2002, respectively. Sales to Wal-Mart and J.C. Penney accounted for approximately 14% and 11% of net sales during fiscal 2001, respectively. No other single customer accounted for more than 10% of our net sales during these fiscal years.

Net sales to the five largest customers of Perry Ellis and Salant on a combined basis, pro forma for the Salant acquisition, accounted for 37.4% of net sales for fiscal 2003.

Although we have long-standing relationships with many of our customers, we do not have long-term contracts with any of them and purchases generally occur on an order-by-order basis. We believe that purchasing decisions are generally made independently by individual department stores within a company controlled group. There has been a trend, however, toward more centralized purchasing decisions. As such decisions become more centralized, the risk to us of such concentration increases. If our customers were to curtail or cease their purchase orders with us, our revenues could significantly decrease and our financial condition could be significantly harmed.

Our business could be negatively impacted by the financial instability of our customers.

During the past several years, various retailers, including some of our customers, have experienced significant difficulties, including bankruptcies, liquidations, consolidation of ownership, and increased centralization of buying decisions. For example, Kmart Corporation and Casual Male Corp. filed for protection from creditors under Chapter 11 of the U.S. Bankruptcy Code. These and other financial problems of some of our customers increase the risk of extending credit to these retailers. Consistent with industry practices, we sell products primarily on open account after completing an appropriate credit review. A significant adverse change in a customer or its financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s receivables or limit our ability to collect amounts related to previous purchases by that customer, all of which could harm our business, financial condition and results of operation by causing a significant decline in revenues attributable to such customers.

We are dependent upon the revenues generated by our licensing alliances and the loss or inability to renew certain licenses could reduce our royalty income and consequently our net income.

A portion of our net income is derived from licensing income received from our licensing partners. The interruption of the business of several of our licensing partners at any one time could adversely affect our royalty income and net income. Licensing income accounted for $28.8 million or 9.4% of total revenues for fiscal 2003. Pro forma for the Salant acquisition, our licensing income was $23.1 million for fiscal 2003, of which 45.6% was derived from six licensing partners.

We currently license the PING, Nike, Tommy Hilfiger, NAUTICA and Ocean Pacific brands from third parties. These licenses vary in length of term, renewal conditions and royalty obligations. The average term of these licenses is three to five years with automatic renewals depending upon whether we achieve certain targeted sales goals. We may not be able to renew or extend any of these licenses, on favorable terms, if at all. If we are unable to renew or extend any of these licenses, we could experience a decrease in net sales.

We may not be able to anticipate consumer preferences and fashion trends which could negatively affect acceptance of our products by retailers and consumers and result in a significant decrease in net sales.

Our failure to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect acceptance of our products by retailers and consumers and may result in a significant decrease in net sales or leave us with a substantial amount of unsold inventory. We believe that our success depends on our ability to anticipate, identify and respond to changing fashion trends in a timely manner. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. We may not be able to continue to develop appealing styles or successfully meet constantly changing consumer demands in the future. In addition, any new products or brands that we introduce may not be successfully received by retailers and consumers. Due to the fact that we began marketing women’s apparel with the acquisition of the Jantzen swimwear business in fiscal 2003, we may be more subject to additional changes in fashion trends as women’s fashion trends have historically changed more rapidly than men’s. If our products are not successfully received by retailers and consumers and we are left with a substantial amount of unsold inventory, we may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory. If this occurs, our business, financial condition, results of operations and prospects may be harmed.

We may face challenges integrating Salant which may negatively impact our business.

We will need to integrate Salant’s business into our operations in order to achieve the anticipated benefits of the Salant acquisition. We may face challenges in consolidating functions and integrating management procedures, personnel and operations in an efficient and effective manner which may negatively impact our business. Some of these challenges include increased demands on management related to the significant increase in the size and diversity of our business after the Salant acquisition, the diversion of management’s attention to implement our strategies for the Salant business, the retention and integration of key Salant employees, analyzing aspects of Salant’s business that are to be kept separate and distinct from our other businesses, and difficulties in assimilating Salant’s corporate culture and practices into ours.

We may not have uncovered all the risks associated with the Salant acquisition or any future acquisitions and a significant liability may arise after closing.

There may be risks that we failed to discover in the course of performing our due diligence investigations related to the Salant acquisition and any future acquisitions which could result in significant liabilities arising after the consummation of such transactions. In connection with the Salant acquisition, we assumed all of Salant’s liabilities, whether pre-existing or contingent, as a matter of law. Moreover, as in the Salant acquisition, to the extent we acquire all of the capital stock of potential future sellers, we will assume all of the seller’s liabilities as a matter of law. As is customary in transactions similar to the Salant acquisition, the merger agreement did not provide for our indemnification against any of Salant’s liabilities should they arise or become known to us after the closing. Such liabilities could include those arising from the trademarks, employee benefits and pension contribution obligations of a prior owner, accounting and financial reporting matters, tax matters and noncompliance with applicable federal, state or local environmental requirements by prior owners for which we, as a successor owner, may potentially be responsible. While we tried to minimize these risks by conducting such due diligence, including trademark, employee benefits and environmental reviews, that we deemed appropriate under the circumstances, we may not have identified all existing or potential risks. Any significant liability that may arise may harm our business, financial condition, results of operations and prospects by requiring us to expend significant funds to satisfy such liability.

We need significant working capital to fund our operations, a substantial portion of which is financed, and our inability to continue to finance such working capital could affect our marketing and sales efforts because our ability to purchase inventory would be curtailed.

We need significant working capital to purchase inventory and are often required to post letters of credit when placing an order with one of our foreign manufacturers. We meet our working capital needs through our operating cash flow, our senior credit facility and letter of credit facilities. If we are unable to extend or renew either our senior credit facility or letter of credit facilities on satisfactory terms or in the event borrowings thereunder were unavailable to us as a result of any noncompliance with any covenants contained therein, our ability to purchase inventory would be curtailed or eliminated which would significantly affect our marketing and sales efforts thus harming our business.

We are controlled by a few principal shareholders who presently have the ability to significantly influence the election of our directors and the outcome of all other issues submitted to our shareholders.

As of October 31, 2003, George Feldenkreis, our chairman of the board and chief executive officer, and other members of his immediate family including Oscar Feldenkreis, our president and chief operating officer, and Fanny Hanono, our secretary and treasurer, and their respective affiliates, beneficially owned 41.2% of our outstanding common stock. As a result, such persons presently have the ability to influence the election of Perry Ellis’ directors and the outcome of all other issues submitted to Perry Ellis’ shareholders.

We operate in a highly competitive and fragmented industry and our failure to successfully compete could result in a loss of one or more significant customers.

The retail apparel industry is highly competitive and fragmented. Our competitors include numerous apparel designers, manufacturers, importers and licensors, many of which have greater financial and marketing resources than us. We believe that the principal competitive factors in the apparel industry are:

•	brand name and brand identity,

•	timeliness, reliability and quality of services provided,

•	market share and visibility,

•	price, and

•	the ability to anticipate customer and consumer demands and maintain appeal of products to customers.

The level of competition and the nature of our competitors varies by product segment with low-margin, mass-market manufacturers being our main competitors in the less expensive segment of the market and U.S. and foreign designers and licensors competing with us in the more upscale segment of the market. If we do not maintain our brand names and identities and continue to provide high quality and reliable services on a timely basis at competitive prices, we may not be able to continue to compete in our industry. If we are unable to compete successfully, we could lose one or more of our significant customers which, if not replaced, could negatively impact our sales and financial performance.

We depend on certain key personnel the loss of which could negatively impact our ability to manage our business.

Our future success depends to a significant extent on retaining the services of certain executive officers and directors, in particular George Feldenkreis, our chairman of the board and chief executive officer, and Oscar Feldenkreis, our president and chief operating officer. They are each party to an employment agreement, which was renewed in December 2002 for an additional two-year period expiring in May 2005. The loss of the services of either Messrs. George or Oscar Feldenkreis, or any other key member of management, could have a material adverse effect on our ability to manage our business. Our continued success is dependent upon our ability to attract and retain qualified management, administrative and sales personnel to support our future growth. Our inability to do so may have a significant negative impact on our ability to manage our business.

Risks Related to Our Indebtedness and the Exchange Notes

We have a significant amount of debt which could have important negative consequences to us, including making it difficult for us to satisfy our obligations under the Exchange Notes.

We have a significant amount of debt. See “Description of Other Indebtedness.” After giving effect to the offering of the Existing Notes, as of July 31, 2003 we would have had $224.7 million of debt outstanding (excluding amounts outstanding under our letter of credit facilities).

Our substantial indebtedness could have important consequences to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the Exchange Notes, including our ability to repurchase the Exchange Notes upon the occurrence of a change of control,

•	increasing our vulnerability to adverse general economic and industry conditions and adverse changes in governmental regulations,

•	limiting our ability to obtain additional financing to fund capital expenditures, acquisitions and other general corporate requirements,

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures, acquisitions or other general corporate purposes,

•	limiting your right to receive payments under the Exchange Notes if holders of our secured debt have not been paid,

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, and

•	placing us at a competitive disadvantage compared to our less leveraged competitors.

Our ability to pay interest on the Exchange Notes and to satisfy our other debt obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is, to a large extent, dependent on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from operations to make scheduled payments on the Exchange Notes or to meet our other obligations, we will need to refinance our existing debt, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service requirements.

To service the Exchange Notes and our future debt, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on or refinance our debt, including the Exchange Notes, will depend largely upon our future operating performance and cash flow. Our future operating performance and cash flow are subject to many factors, including general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to pay the interest and principal on our debt, including the Exchange Notes, or to fund our other liquidity needs. If we are unable to generate cash to meet our debt service requirements, we may have to renegotiate or refinance the terms of our debt. We cannot assure you that we will be able to renegotiate or refinance any of our debt on commercially reasonable terms or at all. In addition, prior to the repayment of the Exchange Notes, we will be required to repay or refinance our senior credit facility and, perhaps, any other debt we incur. Any new debt we incur may have a shorter maturity than the Exchange Notes. Payment of such debt will reduce the amount of funds available to us to make payments on the Exchange Notes.

If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as selling certain assets to meet our debt service obligations or using cash, if available, that would have been used for other business purposes.

These options may not be feasible or may be inadequate, and may also adversely affect our operations or the implementation of our business plan. Our senior credit facility and the indentures governing our senior secured notes and the Exchange Notes may restrict, or market or business conditions may limit, our ability to do some of these things. Non-payment or other non-compliance with our senior credit facility, the indentures governing our senior secured notes and the Exchange Notes or the instruments governing our other debt could result in an event of default under our senior credit facility, our senior secured notes, the letter of credit facilities, or the other instruments governing our debt, which could also trigger a cross-default under the Indenture governing the Exchange Notes.

Your right to receive payments on the Exchange Notes is junior to our existing and future senior debt. Further, your right to receive payment under the guarantees of the Exchange Notes is junior to all of the subsidiary guarantors’ existing and future senior debt.

The Exchange Notes are our unsecured, senior subordinated obligations. The Exchange Notes will be guaranteed, jointly and severally, by all of our current material, and certain of our future, domestic subsidiaries on an unsecured, senior subordinated basis, unless we designate any of our domestic subsidiaries as an “unrestricted” subsidiary in accordance with the Indenture governing the Exchange Notes. By their express terms, the Exchange Notes rank junior in right of payment to all of our existing and future senior debt and the guarantees rank junior in right of payment to all of the subsidiary guarantors’ existing and future senior debt. Any debt incurred by us or any of our subsidiaries, including trade payables, will be senior to the Exchange Notes, unless its terms expressly provide that such debt ranks equal with, or junior in right of payment to, the Exchange Notes or the guarantees, as the case may be. In addition, the Exchange Notes will effectively be subordinated to all of the debt of any of our subsidiaries which do not guarantee the Exchange Notes. As a result, upon any distribution to our creditors or the creditors of our subsidiaries in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our subsidiaries of our or their property, the holders of our senior debt, the senior debt of the subsidiary guarantors and the debt of our subsidiaries which do not guarantee the Exchange Notes, will be entitled to be paid in full and in cash before any payment may be made with respect to the Exchange Notes or the guarantees. In addition, all payments on the Exchange Notes and the guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or any of the subsidiary guarantors, holders of the Exchange Notes and our future senior subordinated debt will participate in the assets remaining after we and the subsidiary guarantors have paid all of our senior debt in full. In any of these cases, we and the subsidiary guarantors may not have sufficient funds or assets to pay all of our creditors, and holders of Exchange Notes may receive less, ratably, than the holders of senior debt. Furthermore, because the Indenture governing the Exchange Notes requires that amounts otherwise payable to holders of the Exchange Notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the Exchange Notes may also receive less, ratably, than holders of trade payables in any such proceeding since such creditors have not agreed to be subordinated.

As of July 31, 2003, after giving effect to the offering of the Existing Notes and the use of proceeds therefrom as described under “Use of Proceeds,” we and our subsidiary guarantors would have had $74.7 million of senior debt outstanding, all of which was secured debt. Under certain circumstances, we may incur additional debt, including senior debt, which would increase the amount of debt ranking senior to the Exchange Notes.

The Exchange Notes are not secured by any of our assets or the assets of our subsidiaries.

In addition to being subordinate to all of our senior debt, the Exchange Notes and the guarantees of the Exchange Notes will not be secured by any of our assets or the assets of our subsidiaries. Our obligations under our senior credit facility and our senior secured notes, however, are secured by all of our assets and those of our subsidiaries. If we become insolvent or are liquidated, or if payment under our senior credit facility or senior secured notes is accelerated, the lenders under our senior credit facility or the holders of our senior secured notes would be entitled to exercise the remedies available to a secured party under applicable law. Under these circumstances, these parties would have a claim on substantially all of our assets and those of our subsidiaries. Because the Exchange Notes are unsecured, there could be no assets remaining for the holders of the Exchange Notes or any remaining assets could be insufficient to pay off the Exchange Notes.

The Indenture governing the Exchange Notes, as well as other agreements governing our debt, contain covenants that may restrict our ability to take certain corporate actions.

The Indenture governing the Exchange Notes, as well as other agreements governing our debt, contain covenants that, among other things, restrict our ability and the ability of our subsidiaries to:

•	incur additional debt,

•	pay dividends or make other distributions on, redeem or repurchase capital stock,

•	make investments or other restricted payments,

•	create liens on assets to secure debt,

•	sell all, or substantially all, of our assets,

•	engage in transactions with affiliates, and

•	effect a consolidation or merger.

These covenants are subject to important exceptions and qualifications and, with respect to the Exchange Notes, are described under the heading “Description of Exchange Notes” in this prospectus. The indentures governing our senior secured notes and 12 1/4% senior subordinated notes contain similar covenants and are also subject to a number of exceptions and qualifications. See “Description of Other Indebtedness” in this prospectus. In addition, our senior credit facility also contains restrictive covenants, including requirements to maintain certain financial ratios, and are also subject to a number of exceptions and qualifications. A failure to comply with the obligations contained in the instruments governing our debt or our indentures could result in an event of default that would permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-default or cross-acceleration provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from subsidiary guarantors.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee of the Exchange Notes could be voided, or claims in respect of a guarantee could be subordinated to all other debt of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the debt evidenced by its guarantee:

•	incurred the debt with the intent to hinder, delay or defraud creditors, or

•	received less than fair consideration or reasonably equivalent value for incurring the debt, and

•	when the debt was incurred, or in some jurisdictions, when payments became due on the debt, either:

(a)	was, or was rendered, insolvent,

(b)	was left with unreasonably small capital with which to conduct our or its business, or

(c)	believed, or reasonably should have believed, that we or it would incur debts beyond our or its ability to pay.

In addition, any payment by that subsidiary guarantor pursuant to its guarantee could be voided and required to be returned to the subsidiary guarantor, or to a fund for the benefit of our creditors or the creditors of the subsidiary guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts and liabilities, including contingent liabilities, was greater than the fair saleable value of all of its assets,

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature, or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each subsidiary guarantor, after giving effect to its guarantee of the Exchange Notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

We may not have the funds necessary to finance the repurchase of the Exchange Notes in connection with a change of control offer required by the Indenture.

Upon the occurrence of certain events that constitute a “change of control,” as defined elsewhere in this prospectus, the Indenture governing the Exchange Notes requires us to make an offer to repurchase all outstanding Exchange Notes at 101% of the principal amount thereof, plus accrued and unpaid interest (and additional interest, if any) to the date of repurchase. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time of such change of control to make the required repurchase of the Exchange Notes. In addition, restrictions under our senior credit facility, and our other senior debt may not allow us to repurchase the Exchange Notes upon a change of control. If we could not refinance such senior debt or otherwise obtain a waiver from the holders of such debt, we would be prohibited from repurchasing the Exchange Notes, which would constitute an event of default under the Indenture. This in turn could cause our other debt to become due and payable as a result of cross-default provisions contained in the agreements governing such other debt. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” under the Indenture. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

An active trading market may not develop for the Exchange Notes.

The Exchange Notes are expected to be eligible for trading in the PORTAL™ Market. We cannot assure you that an active trading market for the Exchange Notes will develop or be sustained. Although the initial purchasers have advised us that they presently intend to make a market in the Exchange Notes, they are not obligated to do so, and even if commenced, any such market making activities may be discontinued at any time at the sole discretion of the initial purchasers. If an active trading market for the Exchange Notes fails to develop or be sustained, the trading price of the Exchange Notes could be adversely affected and you may experience difficulties in selling the Exchange Notes.

Even if an active trading market for the Exchange Notes were to develop, the Exchange Notes could trade at prices that may be lower than the initial offering price of the Existing Notes. Whether or not the Exchange Notes trade at lower prices depends on many factors, some of which are beyond our control, including:

•	prevailing interest rates,

•	demand for high yield debt securities generally,

•	general economic conditions,

•	our expected and actual financial condition and our operating performance and future prospects, and

•	prospects for companies in our industry generally.

There may be adverse consequences if you fail to exchange your Existing Notes for the Exchange Notes.

If you do not tender your Existing Notes, your Existing Notes will remain restricted securities and will be subject to certain transfer restrictions. As restricted securities, your Existing Notes:

•	may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available thereunder, or if neither such registration not such exemption is required by law; and

•	shall bear a legend restricting transfer in the absence of registration or an exemption therefrom.

In addition, a holder of Existing Notes who desires to sell or otherwise dispose of all or any part of its Existing Notes under an exemption from registration under the Securities Act, if required by us, must deliver to us an opinion of an independent counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to us, that such exemption is available.

Your Existing Notes will not be accepted for exchange if you fail to follow the exchange offer procedure.

The Exchange Notes will be issued to you in exchange for your Existing Notes only after timely receipt by the exchange agent of:

•	your Existing Notes, and

•	a properly completed and executed letter of transmittal and all other required documentation, or

•	a book-entry delivery by transmittal of an agent’s message through the Depository Trust Company.

If you want to tender your Existing Notes in exchange for Exchange Notes, you should allow sufficient time to ensure timely delivery.

Neither the exchange agent nor our company is under any duty to give you notification of defects or irregularities with respect to tenders of Existing Notes for exchange. Existing Notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions on such notes. In addition, if you tender your Existing Notes in the exchange offer to participate in the distribution of Exchange Notes, you will be required to comply with registration and prospectus delivery requirements of the federal securities laws in connection with any resale transaction. For additional information, please refer to “The Exchange Offer” section of this prospectus.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We sold the Existing Notes to the initial purchasers pursuant to a purchase agreement dated September 15, 2003. The initial purchasers subsequently placed $139,000,000 of the Existing Notes with qualified institutional buyers in reliance on Rule 144A and Regulation S under the Securities Act and $11,000,000 of the Existing Notes to certain accredited investors. As a condition to the purchase of the Existing Notes by the initial purchasers, Perry Ellis and the guarantors entered into a registration rights agreement with the initial purchasers, which requires, among other things, that within 60 days following the issuance and sale of the Existing Notes, we and the guarantors file with the SEC a registration statement with respect to the Exchange Notes, use our best efforts to cause the registration statement to become effective under the Securities Act by the 150th day following issuance and sale of the Existing Notes and, upon the effectiveness of the registration statement, offer to the holders of the Existing Notes the opportunity to exchange their Existing Notes for a like principal amount of Exchange Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The term “holder” with respect to the exchange offer means any person in whose name Existing Notes are registered on our books.

Based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the Exchange Notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by the holders thereof (other than holders who are broker-dealers or a person that is our “affiliate” (within the meaning of Rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any purchaser of Existing Notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the Exchange Notes, or any broker-dealer who purchased the Existing Notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations by the staff of the SEC set forth in the above-mentioned no-action letters; (ii) will not be able to tender its Existing Notes in the exchange offer; and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Exchange Notes unless such sale or transfer is made pursuant to an exemption from such requirements. We do not intend to seek our own no-action letter, and there is no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Notes as it has in such no-action letters to third parties. See “Plan of Distribution.”

As a result of the filing and effectiveness of the registration statement of which this prospectus is a part, we and the guarantors will not be required to pay an increased interest rate on the Existing Notes. Following the consummation of the exchange offer, holders of Existing Notes not tendered will not have any further registration rights except in certain limited circumstances requiring the filing of a shelf registration statement, and the Existing Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Existing Notes not tendered could be adversely affected after the exchange offer.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept all Existing Notes, excluding the Private Placement Existing Notes, properly tendered and not withdrawn prior to 5:00 p.m. New York City time, on the expiration date. After authentication of the Exchange Notes by the trustee or an authenticating agent, we will issue, $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Existing Notes accepted in the exchange offer. Holders may tender some or all of their Existing Notes pursuant to the exchange offer in denominations of $1,000 and integral multiples thereof.

Each holder of the Existing Notes (other than certain specified holders) who wishes to exchange Existing Notes for Exchange Notes in the exchange offer will be required to represent that (1) it is not our affiliate or of any guarantor, (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business, and (iii) it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Existing Notes) with the prospectus contained in the exchange offer registration statement. We will be required to allow participating broker-dealers to use the prospectus contained in this exchange offer registration statement (subject to certain “black out” periods) following the exchange offer, in connection with the resale of Exchange Notes received in exchange for Existing Notes acquired by such participating broker-dealers for their own account as a result of market-making or other trading activities. See “Plan of Distribution.”

The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Existing Notes except that (i) the Exchange Notes will be issued in a transaction registered under the Securities Act, (ii) the Exchange Notes will not be subject to transfer restrictions, and (iii) certain provisions relating to an increase in the stated interest rate on the Existing Notes provided for in certain circumstances will be eliminated. The Exchange Notes will evidence the same debt as the Existing Notes. The Exchange Notes will be issued under and entitled to the benefits of the indenture.

As of the date of this prospectus, $150,000,000 aggregate principal amount of the Existing Notes is outstanding. In connection with the issuance of the Existing Notes, we arranged for the Existing Notes, of which $139,000,000 were initially purchased by qualified institutional buyers as defined pursuant to Rule 144A under the Securities Act or sold pursuant to Regulation S under the Securities Act, to be issued and transferable in book-entry form through the facilities of the depository, acting as depository. The Exchange Notes will also be issuable and transferable in book-entry form through the depository. The remaining $11,000,000 aggregate principal amount of the Existing Notes was purchased by accredited investors. Accredited investors will not participate in the exchange offer.

This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders as of the close of business on December 5, 2003. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act, and the rules and regulations of the SEC thereunder, including Rule 14e-1, to the extent applicable. The exchange offer is not conditioned upon any minimum aggregate principal amount of Existing Notes being tendered, and holders of the Existing Notes do not have any appraisal or dissenters’ rights under the Business Corporation Act of the State of Florida or under the indenture in connection with the exchange offer. We shall be deemed to have accepted validly tendered Existing Notes when, as and if we have given oral or written notice thereof to the exchange agent. See “—Exchange Agent.” The exchange agent will act as agent for the tendering holders for the purpose of receiving Exchange Notes from us and delivering Exchange Notes to such holders.

If any tendered Existing Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Existing Notes will be returned, at our cost, to the tendering holder thereof as promptly as practicable after the expiration date.

Holders who tender Existing Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Existing Notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “—Solicitation of Tenders; Fees and Expenses.”

Neither our Board of Directors nor we make any recommendation to holders of Existing Notes as to whether to tender or refrain from tendering all or any portion of their Existing Notes pursuant to the exchange offer. Moreover, we have not authorized to make any such recommendation. Holders of Existing Notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of Existing Notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Expiration Date

The term “expiration date” shall mean 5:00 p.m., New York City time, on January 21, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date to which the exchange offer is extended.

Extensions and Amendments

We expressly reserve the right, in our sole discretion (i) to delay acceptance of any Existing Notes, to extend the exchange offer or to terminate the exchange offer and to refuse to accept Existing Notes not previously accepted, if any of the conditions set forth herein under “—Termination” shall have occurred and shall not have been waived by us (if permitted to be waived by us), by giving oral or written notice of such delay, extension or termination to the exchange agent, and (ii) to amend the terms of the exchange offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof by us to the registered holders of the Existing Notes. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Existing Notes.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

Interest on the Exchange Notes

The Exchange Notes will bear interest from the date of issuance of the Existing Notes that are tendered in exchange for the Exchange Notes (or the most recent date on which interest was paid or duly provided for on the Existing Notes surrendered in exchange for the Exchange Notes). Accordingly, holders of Existing Notes that are accepted for exchange will not receive interest that is accrued but unpaid on such Existing Notes at the time of tender. Interest on the Exchange Notes will be payable semi-annually on each March 15 and September 15, commencing on March 15, 2004.

Procedures for Tendering

Only a holder may tender its Existing Notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal or a facsimile thereof, have the signatures thereof guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with the Existing Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the exchange agent, prior to 5:00 p.m. New York City time, on the expiration date.

Any financial institution that is a participant in the depository’s book-entry transfer facility system may make book-entry delivery of the Existing Notes by causing the depository to transfer such Existing Notes into the exchange agent’s account in accordance with the depository’s procedure for such transfer. Although delivery of Existing Notes may be effected through book-entry transfer into the exchange agent’s account at the depository, the letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at its address set forth herein under “—Exchange Agent” or the holder must acknowledge and agree to the terms of the letter of transmittal by transmitting a computer-generated message to the exchange agent through the depository’s Automated Tender Offer Program (ATOP) prior to 5:00 p.m., New York City time, on the expiration date. Delivery of documents to the depository in accordance with its procedures does not constitute delivery to the exchange agent.

The tender by a holder will constitute an agreement between such holder, us and the exchange agent in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The letter of transmittal will include representations to us that, among other things, (1) the Exchange Notes received pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes (whether or not such person is the holder), (2) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes, (3) neither the holder nor any such other person is an “affiliate,” as defined in Rule 405 under the Securities Act, of the company or any guarantor, (4) the holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes, and (5) if the tendering holder is a broker-dealer (as defined in the Exchange Act) (a) it acquired the Existing Notes for its own account as a result of market-making activities or other trading activities and (b) it has not entered into any arrangement or understanding with us, any guarantor or any “affiliate” of ours or any guarantor (within the meaning of Rule 405 under the Securities Act) to distribute the Exchange Notes to be received in the exchange offer. In the case of a broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes which were acquired by it as a result of market-making or other trading activities, the letter of transmittal will also include an acknowledgment that the broker-dealer will deliver a copy of this prospectus in connection with the resale by it of Exchange Notes received pursuant to the exchange offer. See “Plan of Distribution.”

The method of delivery of Existing Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent prior to the expiration date. No letter of transmittal or Existing Notes should be sent to us. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for holders in each case as set forth herein and in the letter of transmittal.

Any beneficial owner whose Existing Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial owner wishes to tender on his own behalf, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering his Existing Notes, either make appropriate arrangements to register ownership of the Existing Notes in such owner’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule l7Ad-15 under the Exchange Act unless the Existing Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” of the letter of transmittal or (ii) for the account of an eligible institution. If the letter of transmittal is signed by a person other than the registered holder listed therein, such Existing Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Existing Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Existing Notes. If the letter of transmittal or any Existing Notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting, in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Existing Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Existing Notes not properly tendered or any Existing Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular Existing Notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Existing Notes, neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Existing Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Existing Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Existing Notes received by the exchange agent that we determine are not properly tendered or the tender of which is otherwise rejected by us and as to which the defects or irregularities have not been cured or waived by us will be returned by the exchange agent to the tendering holder unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion to (a) purchase or make offers for any Existing Notes that remain outstanding subsequent to the expiration date, or, as set forth under “—Termination,” to terminate the exchange offer and (b) to the extent permitted by applicable law, purchase Existing Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Existing Notes at the Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of Existing Notes by causing such book-entry transfer facility to transfer such Existing Notes into the exchange agent’s account with respect to the Existing Notes in accordance with the book-entry transfer facility’s procedures for such transfer. Although delivery of Existing Notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

Holders who wish to tender their Existing Notes and (i) whose Existing Notes are not immediately available, or (ii) who cannot deliver their Existing Notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, or (iii) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

(a) the tender is made through an eligible institution as defined in the Exchange Act;

(b) prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmittal, mail or hand delivery) or a transmitted message and notice of guaranteed delivery through ATOP setting forth the name and address of the holder, the certificate number or numbers of such holder’s Existing Notes and the principal amount of such Existing Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the expiration date, the letter of transmittal (or facsimile thereof), together with the certificate(s) representing the Existing Notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(c) such properly completed and executed letter of transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Existing Notes in proper form for transfer (or confirmation of a book-entry transfer into the exchange agent’s account at the depository of Existing Notes delivered electronically) and all other documents required by the letter of transmittal are received by the exchange agent within five business days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Existing Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of Existing Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of Existing Notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at the address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Existing Notes to be withdrawn (the “Depositor”), (ii) identify the Existing Notes to be withdrawn (including the certificate number or numbers and principal amount of such Existing Notes or, in the case of Existing Notes transferred by book-entry transfer, the name and number of the account at the depository to be credited), (iii) be signed by the Depositor in the same manner as the original signature on the letter of transmittal by which such Existing Notes were tendered (including any required signature guarantee) or be accompanied by documents of transfer sufficient to permit the trustee with respect to the Existing Notes to register the transfer of such Existing Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Existing Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by us, whose determination shall be final and binding on all parties. Any Existing Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no Exchange Notes will be issued with respect thereto unless the Existing Notes so withdrawn are validly reentered. Any Existing Notes that have been tendered but are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Existing Notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Termination

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to exchange Existing Notes for, any Exchange Notes, and may terminate or amend the exchange offer as provided herein before the acceptance of such Existing Notes if, in our judgment, our ability to proceed with the exchange offer can reasonably be expected to be impaired as a result of certain events set forth in the registration rights agreement. Accordingly, the exchange offer is subject to the following conditions:

•	that the exchange offer, or the making of any exchange by a holder, does not violate applicable law or any applicable interpretation of the staff of the SEC,

•	that no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body which may materially impair our ability to proceed with the exchange offer,

•	that there shall not have been adopted or enacted any law, statute, rule or regulation that can reasonably be expected to impair our ability to proceed with the exchange offer,

•	that there shall not have been declared by United States federal or Florida or New York state authorities a banking moratorium, and

•	that trading on the Nasdaq National Market or generally in the United States over-the-counter market shall not have been suspended by order of the SEC or any other governmental agency.

If we determine that we may terminate the exchange offer for any of the reasons set forth above, we may (i) refuse to accept any Existing Notes and return any Existing Notes that have been tendered to the holders thereof, (ii) extend the exchange offer and retain all Existing Notes tendered prior to the expiration date of the exchange offer, subject to the rights of such holders of tendered Existing Notes to withdraw their tendered Existing Notes or (iii) waive such termination event with respect to the exchange offer and accept all properly tendered Existing Notes that have not been withdrawn. If such waiver constitutes a material change in the exchange offer, we will disclose such change by means of a supplement to this prospectus that will be distributed to each registered holder, we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such period.

Exchange Agent

U.S. Bank Trust National Association, the trustee under the indenture, has been appointed as exchange agent for the exchange offer. In such capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. Requests for assistance and requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent addressed as follows:

By Mail, hand or overnight delivery:	U.S. Bank Trust National Association
Corporate Trust Department, EP-MN-WS-2N, 60 Livingston Avenue,
St. Paul, MN 55107 Attn: Specialized Finance

By Facsimile:	U.S. Bank Trust National Association
Attention: Specialized Finance
(651) 495-8158
To Confirm: (800) 934-6802

Delivery of the letter of transmittal to an address other than as set forth above or transmission of instructions via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Solicitation of Tenders; Fees and Expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation pursuant to the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph, telephone or telecopier.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses in connection therewith and will indemnify the exchange agent for all losses and claims incurred by it as a result of the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the Existing Notes and in handling or forwarding tenders for exchange.

The expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees and printing costs, will be paid by us.

We will pay all transfer taxes, if any, applicable to the exchange of Existing Notes pursuant to the exchange offer. If, however, certificates representing Exchange Notes or Existing Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Existing Notes tendered, or if tendered Existing Notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of Existing Notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed by us directly to such tendering holder.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Existing Notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us upon the consummation of the exchange offer. The expenses of the exchange offer will be amortized by us over the term of the Exchange Notes.

Federal Income Tax Consequences

The exchange of Exchange Notes for Existing Notes pursuant to the exchange offer should not be treated as an “exchange” for United States federal income tax purposes because the Exchange Notes should not be considered to differ materially in kind or extent from the Existing Notes. Rather, the Exchange Notes received by a United States holder should be treated as a continuation of the Existing Notes in the hands of such holder. As a result, there should be no United States federal income tax consequences to United States holders exchanging Existing Notes for Exchange Notes pursuant to the exchange offer.

Consequences of Not Exchanging Existing Notes

Participation in the exchange offer is voluntary. Holders of the Existing Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

As a result of the making of, and upon acceptance for exchange of all validly tendered Existing Notes pursuant to the terms of this exchange offer, we will have fulfilled a covenant contained in the terms of the registration rights agreement. Holders of the Existing Notes who do not tender their certificates in the exchange offer will continue to hold such certificates and will be entitled to all rights, and subject to the limitations applicable thereto, under the indenture and the registration rights agreement except for any such rights under the registration rights agreement that by their term terminate or cease to have further effect as a result of the making of this exchange offer. See “Description of Exchange Notes.” All untendered Existing Notes will continue to be subject to the restrictions on transfer set forth in the indenture. To the extent that Existing Notes are tendered and accepted in the exchange offer, the trading market for untendered Existing Notes could be adversely affected.

We may in the future seek to acquire untendered Existing Notes in the open market or through privately negotiated transactions, through subsequent exchange offers or otherwise. We intend to make any such acquisitions of Existing Notes in accordance with the applicable requirements of the Exchange Act, and the rules and regulations of the SEC thereunder, including Rule 14e-l, to the extent applicable. We have no present plan to acquire any Existing Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any Existing Notes that are not tendered pursuant to the exchange offer.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive Existing Notes in like principal amount, which are identical in all material respects to the Exchange Notes. The Exchange Notes, however, will be issued in a transaction registered under the Securities Act and hence will not bear legends restricting the transfer thereof. In addition, certain provisions relating to an increase in the stated interest rate on the Existing Notes provided for under certain circumstances will be eliminated. The Existing Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in a change in our indebtedness.

CAPITALIZATION

The following table sets forth our historical capitalization as of July 31, 2003, and as adjusted to reflect the consummation of the offering of the Existing Notes. This table should be read in conjunction with our Consolidated Financial Statements, which are included elsewhere in this prospectus.

	July 31, 2003
	Historical	As Adjusted
	(Unaudited)	(Unaudited)
	(in thousands)
Cash and cash equivalents	$5,324	$5,324

Total debt:
Senior credit facility (1)	43,286	3,200
Senior secured notes (2)	59,927	59,927
12 1/4% senior subordinated notes (2)(3)	99,283	—
Existing Notes	—	150,000
Mortgage	11,600	11,600

Total debt	214,096	224,727

Total stockholders’ equity	139,359	139,359

Total capitalization	$353,455	$364,086

(1)	As adjusted to reflect the consummation of the offering of the Existing Notes, we would have had availability under our senior credit facility of $90 million as of July 31, 2003. See “Description of Other Indebtedness.”
(2)	Includes the net effect of our interest rate swap, option and interest rate cap agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Derivative Financial Instruments.”
(3)	These notes were redeemed on October 15, 2003 with the proceeds from the offering of the Existing Notes.

SELECTED HISTORICAL FINANCIAL INFORMATION

The selected historical financial information presented below as of and for each of the Perry Ellis fiscal years ended January 31, 1999, 2000, 2001, 2002 and 2003 is derived from our audited consolidated financial statements. Our selected historical financial data should be read in conjunction with other data contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and accompanying notes thereto, and other financial and statistical information included elsewhere in the prospectus. Certain amounts in prior fiscal years have been reclassified to conform to the 2003 presentation.

	Fiscal Year Ended January 31,										Six Months Ended
	1999		2000		2001		2002		2003		July 31, 2002		July 31, 2003
	(in thousands, except for per share and ratio information)
Income Statement Data:
Net sales	$219,966		$227,732		$258,888		$251,310		$277,028		$135,013		$188,932
Royalty income	3,057		22,840		25,790		26,681		28,813		13,677		12,111

Total revenues	223,023		250,572		284,678		277,991		305,841		148,690		201,043
Cost of sales	166,198		171,413		200,884		191,601		205,001		100,468		136,397

Gross profit	56,825		79,159		83,794		86,390		100,840		48,222		64,646
Selling, general and administrative expenses	38,097		42,663		49,408		55,447		63,850		27,994		48,906
Depreciation and amortization	2,161		5,181		6,130		6,662		3,583		1,403		2,525

Operating income	16,567		31,315		28,255		24,281		33,407		18,825		13,215
Interest expense	3,494		13,905		15,766		13,550		15,795		7,653		8,354

Income before minority interest and income taxes	13,073		17,410		12,489		10,731		17,612		11,172		4,861
Minority interest	—		—		—		83		89		10		26
Income taxes	4,491		6,530		4,663		4,040		6,726		4,215		1,841

Net income	$8,582		$10,880		$7,826		$6,608		$10,797		$6,947		$2,994

Net income per share:
Basic	$1.29		$1.62		$1.17		$1.01		$1.69		$1.09		$0.43
Diluted	$1.27		$1.59		$1.16		$1.01		$1.65		$1.08		$0.40
Weighted average number of shares outstanding:
Basic	6,674		6,726		6,689		6,517		6,387		6,386		6,919
Diluted	6,770		6,857		6,745		6,535		6,550		6,451		7,512

Balance Sheet Data:
Cash and cash equivalents	$173		$226		$345		$1,304		$4,683		$28,037		$5,324
Working capital	71,300		70,651		88,879		60,932		119,898		95,799		157,777
Total assets	108,958		224,873		243,113		234,061		331,237		302,048		436,082
Total debt	33,511		128,270		137,066		120,828		194,432		180,106		214,096
Total stockholders’ equity	64,946		76,020		82,879		87,204		99,402		95,409		139,359

Other Financial Data:
EBITDA (1)	$18,728		$36,496		$34,385		$30,860		$36,901		$20,218		$15,714
Cash flows from operations	14,341		14,047		(2,112)		22,375		(16,795)		22,158		13,538
Cash flows from investing	(10,240)		(104,091)		(5,434)		(3,021)		(47,349)		(42,095)		(34,488)
Cash flows from financing	(4,938)		90,097		7,665		(18,319)		67,479		46,670		21,519
Capital expenditures	4,005		2,332		2,712		2,922		22,076	(2)	17,026	(3)	3,268
Ratio of EBITDA to interest expense	5.4	x	2.6	x	2.2	x	2.3	x	2.3	x	2.6	x	1.9	x
Ratio of total debt to EBITDA	1.8	x	3.5	x	4.0	x	3.9	x	5.3	x	—		—
Ratio of earnings to fixed changes (4)	4.2	x	2.2	x	1.7	x	1.7	x	2.0	x	2.4	x	1.6	x

(1)	EBITDA represents net income before taking into consideration interest expense, income tax expense, depreciation expense, and amortization expense as outlined below in tabular format. EBITDA is not a measurement of financial performance under generally accepted accounting principles, and does not represent cash flow from operations. Accordingly, do not regard this figure as an alternative to cash flows as a measure of liquidity. We believe that EBITDA provided some indication of Perry Ellis’ ability to satisfy its debt obligations but not necessarily comparable with similarly titled measures for other companies. See “Statements of Cash Flows” in our Consolidated Financial Statements.

	Fiscal year Ended January 31,					Six Months Ended
	1999	2000	2001	2002	2003	July 31, 2002	July 31, 2003
	(in thousands)
Net Income	$8,582	$10,880	$7,826	$6,608	$10,797	$6,947	$2,994
Depreciation and amortization	2,161	5,181	6,130	6,662	3,583	1,403	2,525
Interest expense	3,494	13,905	15,766	13,550	15,795	7,653	8,354
Income taxes	4,491	6,530	4,663	4,040	6,726	4,215	1,841

EBITDA	$18,728	$36,496	$34,385	$30,860	$36,901	$20,218	$15,714

(2)	Includes a $14.5 million refinancing of our principal executive and administrative office, warehouse and distribution facility related to the conversion of our synthetic lease to a mortgage, a $2.5 million purchase of a distribution center in Seneca, South Carolina and amounts related to our ERP project.
(3)	Includes a $14.5 million refinancing of our principal executive and administrative office, warehouse and distribution facility referenced above and a $2.5 million purchase of a distribution center in Seneca, South Carolina.
(4)	For purposes of computing this ratio, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense of our synthetic lease deemed representative of the interest factor. Our synthetic lease terminated in July 2002.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following sets forth Perry Ellis’ Unaudited Pro Forma Condensed Combined Statement of Income for the fiscal year ended January 31, 2003 and for the six month period ended July 31, 2003, giving effect to the June 19, 2003 merger transaction with Salant under the “purchase” method of accounting. The Unaudited Pro Forma Condensed Combined Statement of Income is based on the unaudited consolidated financial statements of Perry Ellis and Salant using the assumptions and adjustments set forth in the accompanying notes, as if the merger transaction had been consummated at the beginning of the periods presented.

The Unaudited Pro Forma Condensed Combined Statement of Income of the combined companies are presented for illustrative purposes only, and therefore do not purport to present the results of operations of Perry Ellis had the Salant merger occurred on the dates indicated, nor are they necessarily indicative of the results of operations which may be expected to occur in the future. The pro forma adjustments relating to the merger of Salant represent Perry Ellis’ preliminary determination of these adjustments and are based upon available information and certain assumptions Perry Ellis considers reasonable under the circumstances. Final amounts could differ from those set forth herein. The pro forma adjustments and Unaudited Pro Forma Condensed Combined Statement of Income do not give effect to the anticipated synergies or cost savings that Perry Ellis believes will be realized in connection with the merger.

Perry Ellis’ Unaudited Pro Forma Combined Statement of Income presents the proposed merger transaction, as if it had been consummated at the beginning of the periods presented. The Unaudited Consolidated Statement of Income of Perry Ellis for the six months ended July 31, 2003, included as the Perry Ellis historical results includes the activities of Salant for the period June 19, 2003 through July 31, 2003. The Unaudited Pro Forma Condensed Combined Statement of Income for the six months ended July 31, 2003 includes the historical results of operations of Salant for the period December 29, 2002 through May 19, 2003, together with the period June 19, 2003 through July 31, 2003, included in the Perry Ellis historical results representing a comparable pro forma six months period.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year Ended January 31, 2003

(in thousands, except per share data)

	Historical		Pro Forma
	Perry Ellis	Salant	Adjustments	Note	Combined
Net sales	$277,028	$251,903	$—		$528,931
Royalty income	28,813	506	(5,700)	(2.1)	23,619

Total revenues	305,841	252,409	(5,700)		552,550
Cost of sales	205,001	177,819	—		382,820

Gross profits	100,840	74,590	(5,700)		169,730
Selling, general and administrative expenses	67,433	60,309	(8,820)	(2.2)	118,922

Operating income	33,407	14,281	3,120		50,808

Interest expense (income)	15,795	(203)	640	(2.3)	16,232

Income before minority interest and provision for income taxes	17,612	14,484	2,480		34,576

Minority interest	89	—	—		89
Income tax provision (benefit)	6,726	(5,069)	11,549	(2.4)	13,206

Net income	$10,797	$19,553	$(9,069)		$21,281

Net Income per share
Basic	$1.69	$2.08			$2.59

Diluted	$1.65	$2.07			$2.54

Weighted average number of shares outstanding
Basic	6,387	9,388			8,221

Diluted	6,550	9,468			8,383

See accompanying notes to Unaudited Pro Forma Condensed Combined Statement of Income.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Six Months Ended July 31, 2003

(in thousands, except per share data)

	Historical		Pro Forma
	Perry Ellis	Salant	Adjustments	Note	Combined
Net sales	$188,932	$99,560	$—		$288,492
Royalty income	12,111	133	(2,087)	(3.1)	10,157

Total revenues	201,043	99,693	(2,087)		298,649
Cost of sales	136,397	70,670			207,067

Gross profit	64,646	29,023	(2,087)		91,582
Selling, general and administrative expenses	51,431	24,823	(3,583)	(3.2)	72,671

Operating income	13,215	4,200	1,496		18,911
Interest expense (income)	8,354	(88)	(246)	(3.3)	8,020

Income before minority interest and provision for income taxes	4,861	4,288	1,742		10,891

Minority interest	26	—	—		26
Income tax provision (benefit)	1,841	24	2,303	(3.4)	4,168

Net income	$2,994	$4,264	$(561)		$6,697

Net Income per share
Basic	$0.43				$0.81

Diluted	$0.40				$0.75

Weighted average number of shares outstanding
Basic	6,919				8,318

Diluted	7,512				8,910

See accompanying notes to Unaudited Pro Forma Condensed Combined Statement of Income.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Note 1. Overview

This section sets forth (i) an unaudited pro forma condensed combined statement of income for the year ended January 31, 2003, (ii) an unaudited pro forma condensed combined statement of income for the six months ended July 31, 2003, and (iii) the related notes thereto. The unaudited pro forma condensed combined statement of income should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Perry Ellis included in this prospectus.

The Unaudited Pro Forma Condensed Combined Statement of Income combines the consolidated statement of operations of Perry Ellis for the six months ended July 31, 2003, and the consolidated statement of income of Salant for the period December 29, 2002 through May 19, 2003 and the period June 19, 2003 through July 31, 2003, deemed a comparable six month period, as if the merger had been consummated on February 1, 2003.

The Unaudited Pro Forma Condensed Combined Statement of Income combines the consolidated statement of operations of Perry Ellis for the year ended January 31, 2003, and the consolidated statement of operations of Salant for the year ended December 28, 2002, as if the merger had been consummated on February 1, 2002.

The unaudited pro forma condensed combined financial data is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the combined company, or of the financial position or results of operations of the combined company that would have actually occurred had the merger been in effect as of the date or for the periods presented. For purposes of the unaudited pro forma condensed combined financial data, certain reclassifications have been made to Salant’s results to conform to Perry Ellis’ presentation.

The merger will be accounted for as a purchase for financial accounting purposes as required by SFAS No. 141, “Business Combinations,” in accordance with accounting principles generally accepted in the United States of America.

Note 2. Pro Forma Adjustments—Fiscal year ended January 31, 2003

The following are descriptions of the pro forma purchase accounting and other merger-related adjustments, labeled (1) through (4), and described in further detail labeled (a) through (e), which have been reflected in the accompanying pro forma condensed combined statement of income. The adjustments are subject to change based on the consummation of the merger and the final results of the independent appraisal. Amounts set forth below are in millions, as indicated, except share data and the exchange ratio.

(in millions)
1. Adjustment to Royalty income:
Note (a)	$(5.700)

2. Adjustment to Selling, general and administrative expenses:
Note (a)	$(5.700)
Note (b)	(1.334)
Note (b)	(.918)
Note (b)	(.650)
Note (c)	(.218)

Total adjustment	$(8.820)

3. Adjustment to Interest expense (income):
Note (d)	$.640

4. Adjustment to Income tax provision (benefit):
Note (e)	$5.069
Note (e)	5.533
Note (e)	.947

Total adjustment	$11.549

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA—(Continued)

Notes

(a)	Represents the elimination of royalty expense of $5.7 million recorded by Salant and the elimination of royalty income of $5.7 million recorded by Perry Ellis pursuant to certain license agreements between the parties.

(b)	Represents the decrease in (i) depreciation expense of $1.334 million of certain property and equipment, (ii) amortization expense of $918 thousand of identifiable intangible assets and (iii) amortization expense of $650 thousand for retail stores fixtures, due to a decrease to certain non-current assets for the excess of fair value of acquired assets over costs. The adjustment to depreciation and amortization has been calculated as if the merger had been consummated at February 1, 2002.

(c)	Represents an adjustment to Salant’s net periodic pension cost of $218 thousand due to the fair value established on the date of merger.

(d)	Represents an increase in interest expense of $640 thousand as a result of a increase in borrowings under the Company’s senior credit facility. The adjustment was based on (i) the assumption that the merger occurred on February 1, 2002, (ii) interest calculated on the month-end 3-month LIBOR rate plus 2% through out the period ended January 31, 2003, and (iii) on average month end borrowing levels through out the period ended January 31, 2003.

(e)	Represents an increase of $5.069 million to reverse Salant’s December 28, 2002 Income Tax Benefit established by Salant and the related establishment of income tax expense of $5.533 million at Perry Ellis’ effective rate. Such amounts are calculated on Salant’s December 28, 2002 operating results of $14.484 million at the Perry Ellis pro forma effective tax rate of 38.2%.

Note 3. Pro Forma Adjustments—Six months ended July 31, 2003

The following are descriptions of the pro forma purchase accounting and other merger-related adjustments, labeled (1) through (4), and described in further detail labeled (f) through (j), which have been reflected in the accompanying pro forma condensed combined statement of income. The adjustments are subject to change based on the final results of an independent appraisal process. Amounts set forth below are in millions, as indicated, except share data and the exchange ratio.

(in millions)
1. Adjustment to Royalty income:
Note (f)	$(2.087)

2. Adjustment to Selling, general and administrative expenses:
Note (f)	$(2.087)
Note (g)	(.513)
Note (g)	(.460)
Note (g)	(.250)
Note (h)	(.273)

Total adjustment	$(3.583)

3. Adjustment to Interest expense (income):
Note (i)	$(.246)

4. Adjustment to Income tax provision (benefit):
Note (j)	$1.638
Note (j)	.665

Total adjustment	$2.303

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA—(Continued)

Notes

(f)	Represents the elimination of royalty expense of $2.087 million recorded by Salant and the elimination of royalty income of $2.087 million recorded by Perry Ellis pursuant to certain license agreements between the parties.

(g)	Represents the decrease in (i) depreciation expense of $513 thousand of certain property and equipment, (ii) amortization expense of $460 thousand of identifiable intangible assets and (iii) amortization expense of $250 thousand for retail stores fixtures, due to a decrease to certain non-current assets for the excess of fair value of acquired assets over costs. The adjustment to depreciation and amortization has been calculated as if the merger had been consummated at February 1, 2003.

(h)	Represents an adjustment to Salant’s net periodic pension cost of $273 thousand due to the fair value established on the date of merger.

(i)	Represents a decrease in interest expense of $246 thousand as a result of a decrease in borrowings under the Company’s senior credit facility. The adjustment was based on (i) the assumption that the merger occurred on February 1, 2003, (ii) interest calculated on the month-end 3-month LIBOR rate plus 2% through out the period ended July 31, 2003 and (ii) on average month end borrowing levels through out the period ended July 31, 2003.

(j)	Represents adjustment to reflect tax expense of (i) $1.638 million on the Salant operating results for the six months period ended July 31, 2003 and (ii) $665 thousand for the net pro forma adjustments to the condensed combined statement of operations at an effective rate of 38.2%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Overview

We began operations in 1967 as Supreme International Corporation and initially focused our efforts on marketing guayabera shirts, and other men’s apparel products targeted at the Hispanic market in Florida and Puerto Rico. Over time we expanded our product line to offer a variety of men’s sport shirts. In 1988, we developed the Natural Issue brand and completed our initial public offering in 1993. In 1996, we began an expansion strategy through the acquisition of brands including the Munsingwear family of brands in 1996, the John Henry and Manhattan brands from Salant in 1999 and the Perry Ellis brand in 1999. Following the Perry Ellis acquisition, we changed our name from Supreme International Corporation to Perry Ellis International, Inc. to better reflect the name recognition that the brand provided. In 2002, we acquired the Jantzen brand and in June 2003 we acquired Salant, our largest licensee, giving us greater control of the Perry Ellis brand, as well as adding other brands owned by Salant.

We are one of the leading apparel companies in the United States. We control a portfolio of major men’s and women’s brands, some of which were established over 100 years ago. We design, source, market and license our products nationally and internationally at multiple price points and across all major levels of retail distribution at more than 20,000 doors. Our portfolio of highly recognized brands includes Perry Ellis and Perry Ellis America, which we believe together generate over $1 billion in annual retail sales, Axis, Tricots St. Raphael, Jantzen, John Henry, Cubavera, the Havanera Co., Natural Issue, Munsingwear, Grand Slam, Original Penguin, and Manhattan. We also (i) license the Nike and Tommy Hilfiger brands for swimwear and swimwear accessories, (ii) are the worldwide master licensee for PING golf apparel, (iii) license the Ocean Pacific brand for certain men’s sportswear categories and (iv) license the NAUTICA brand for our corporate wear business. From our initial public offering in 1993 to fiscal 2003, our revenues grew at a compound annual growth rate of 22.3%.

We distribute our products primarily to wholesale customers that represent all major levels of retail distribution including department stores, national and regional chain stores, mass merchants, specialty stores, sporting goods stores, green grass golf shops, the corporate incentive market and independent retailers in the United States and Canada. Our largest customers include Federated, Dillard’s, May Department Stores, Wal-Mart, J.C. Penney, Kohl’s, and Sears. We also operate 42 retail stores located primarily in upscale retail outlet malls across the United States. In addition, we leverage our design, sourcing and logistics expertise by offering a limited number of private label programs to retailers. In order to maximize the worldwide exposure of our brands and generate high margin royalty income, we license our brands through approximately 50 domestic and approximately 90 international license agreements.

Our wholesale business, which is comprised of men’s sportswear and women’s and men’s swimwear and swimwear accessories, accounted for 90.6% of our total revenues in fiscal 2003, and our licensing business accounted for 9.4% of our total revenues in fiscal 2003. We have traditionally focused on the men’s sportswear market, which represented approximately 92% of our total wholesale revenues in fiscal 2003, while our women’s and men’s swimwear market represented approximately 8% of our total wholesale revenues in fiscal 2003.

Our licensing business is a significant contributor to our operating income. We license many of the brands we own to third parties for the manufacturing and marketing of various products in distribution channels in which we do not distribute those brands, including men’s and women’s footwear, men’s suits, underwear, loungewear, outerwear, fragrances, eyewear and accessories. In addition, we license our brands internationally for the manufacturing and marketing of products that we offer domestically such as Jantzen sportswear. These licensing arrangements raise the overall awareness of our brands without requiring us to make capital investments or incur additional operating expenses.

In June 2003, we acquired Salant, a leading designer, marketer and distributor of brand name and private label menswear products and the largest licensee of the Perry Ellis brand. With the Salant acquisition we have consolidated control of the Perry Ellis brand, added significant revenues and earnings, solidified our balance sheet, further diversified our product offerings and customer base, and added to our portfolio of brands. As a result of this acquisition, we also assumed operation of 40 retail outlet stores.

We contract for the manufacture of our products through a worldwide network of quality manufacturers. We also employ sophisticated logistics and supply chain management systems to maintain maximum flexibility. Our global network of suppliers enables us to purchase apparel products at competitive cost without sacrificing quality. Our network of worldwide sourcing partners allows us to meet our customers’ needs in an efficient manner without relying on any one vendor, factory, or country.

Our products have historically been geared towards lighter weight apparel generally worn during the spring and summer months. We believe that this seasonality has been reduced with our introduction of fall, winter, and holiday merchandise. Our swimwear business, however, is highly seasonal in nature, with the significant majority of its sales occurring in our first and fourth quarters. Our higher-priced products generally tend to be less sensitive to either economic or weather conditions. Seasonality can be affected by a variety of factors, including the mix of advance and fill-in orders, the amount of sales to different distribution channels, and overall product mix among traditional merchandise, fashion merchandise and swimwear. We expect that revenues for our second quarter will typically be lower than our other quarters due to the impact of seasonal sales.

We employ a 3D strategy in the design, sourcing, marketing and licensing of our products that focuses on diversity of brands, products and distribution channels. Through this strategy, we provide our products to a broad range of customers, which reduces our reliance on any single distribution channel, customer, or demographic group and minimizes competition among our brands.

We believe that our competitive strengths position us to capitalize on several trends that have affected the apparel industry in recent years. These trends include the consolidation of the department and chain store distribution channels into a smaller number of larger retailers; the increased dependence of retailers on reliable domestic suppliers who have design expertise, advanced systems and technology, and the ability to quickly meet changing consumer tastes; the increased importance of mass merchants in apparel sales; and the continued importance of strong brands as a source of product differentiation.

We believe that our future growth will come as a result of our continued emphasis on our existing brands; new and expanded product lines; increases in our sales of bottoms, sweaters, swimwear and accessories; domestic and international licensing; multi-brand development for the fast-growing Hispanic market; and selective acquisitions and opportunities that fit strategically with our business model. Our expected future growth in these areas may be offset somewhat by a decreased focus on private label business.

The general decline in the U.S. economy has resulted in lower consumer spending. Retailers have responded to the general sense of economic weakness by delaying the placement of orders, reducing orders, and implementing aggressive price discounting and promotional activities. Many retailers, including some of our customers, have prioritized their own private label products or have instituted competitive internet-based global bidding processes for their private label business that, in some cases, are designed to effectively reduce margins to a level that are no longer attractive to us. In addition, during the past several years various retailers, including our customers, have experienced significant difficulties including bankruptcies, liquidations and reorganizations. All of these factors have materially adversely affected the apparel industry. Furthermore, the geopolitical situation has and may continue to adversely affect the U.S. economy and consequently the apparel industry. We believe that these negative conditions will continue for the foreseeable future and we expect to monitor the situation closely and to adjust our strategies to match customer demand.

Recent Accounting Pronouncements

In April 2001, the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer

(Including a Reseller of the Vendor’s Products).” This issue addresses the recognition, measurement and income statement classification of consideration from a vendor to a customer in connection with the customer’s purchase or promotion of the vendor’s products. This consensus only impacted our revenues and expense classifications by $2,738,000 and $1,724,000 in fiscal 2001 and fiscal 2002, respectively, and has no effect on reported income.

Beginning in the first quarter of fiscal 2003, we adopted EITF Issue No. 01-09 on sales incentives in its financial statements and restated previously issued financial statements to reflect the provisions of these guidelines. The net impact from the adoption of these rules did not impact our operating income, net income or the financial position, but resulted in the reclassification of certain selling, general and administrative expenses to net sales.

In July 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS No. 141 also addresses the recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 141 did not have a significant effect on our financial position or results of operations.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which changes the accounting treatment as it applies to goodwill and other identifiable intangible assets with indefinite useful lives from an amortization method to an impairment-only approach. Under SFAS No. 142, proper accounting treatment requires annual assessment for any impairment of the carrying value of the assets based upon an estimation of the fair value of the identifiable intangible asset with an indefinite useful life, or in the case of goodwill of the reporting unit to which the goodwill pertains. Impairment losses, if any, arising from the initial application of SFAS No. 142 are to be reported as a cumulative effect of a change in accounting principle. The effective date of this statement was for fiscal years beginning after December 15, 2001. We adopted SFAS No. 142 for our fiscal year beginning February 1, 2002. There were no impairment losses recognized on the adoption of SFAS No. 142.

In accordance with SFAS No. 142, we obtained a valuation of all our trademarks from a third party independent valuation firm. Based on this valuation, no significant impairment was identified. Our annual impairment testing is performed as of February 1st of each year. Under SFAS No. 142, goodwill and identifiable intangible assets with an indefinite useful life are no longer subject to amortization. SFAS No. 142 does not permit the restatement of previously issued financial statements, but does require the disclosure of prior results adjusted to exclude amortization expense related to goodwill and intangible assets, which are no longer being amortized. On an as adjusted basis, basic and diluted earnings per share for the years ended January 31, 2001, 2002 and 2003, respectively, are adjusted to exclude amounts no longer being amortized under the provisions of SFAS No. 142.

	2001	2002	2003
Net income:
Reported net income	$7,826,004	$6,607,942	$10,796,285
Intangible amortization, net of tax	2,478,396	2,719,938	—

Adjusted net income	$10,304,400	$9,327,880	$10,796,285

Basic earnings per share:
Reported basic earnings per share	1.17	1.01	1.69
Intangible amortization, net of tax	0.37	0.42	—

Adjusted basic earnings per share	$1.54	$1.43	$1.69

Diluted earnings per share:
Reported diluted earnings per share	1.16	1.01	1.65
Intangible amortization, net of tax	0.37	0.42	—

Adjusted diluted basic earnings per share	$1.53	$1.43	$1.65

On October 3, 2001, the FASB issued SFAS No. 144. “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of,” it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. The effective date of this statement was for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a significant effect on our financial position or results of operation.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections,” which all but eliminates the presentation in income statements of debt extinguishments as extraordinary items. SFAS No. 145 will be effective for fiscal years beginning after May 15, 2002. We expect to implement SFAS No. 145 at the beginning of fiscal 2004. SFAS No. 145 is not expected to have a significant effect on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a significant effect on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. However, the disclosure requirements in FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We are not a party to any agreement in which we are a guarantor of indebtedness of others. Accordingly, adoption of this pronouncement did not have an impact on our consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” to require disclosure in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ended after December 15, 2002 and for interim financial statements beginning after December 15, 2002. The adoption of the disclosure provisions of SFAS No. 148 is not expected to have a significant effect on our financial position or results of operations.

Had compensation cost for options granted been determined in accordance with the fair value provisions of SFAS No. 123, our net income and net income per share would have been reduced to the pro forma amounts presented below for the years ended January 31:

	2001	2002	2003
Net income as reported	$7,826,004	$6,607,942	$10,796,285
Add: Total stock based employee compensation expense included in reported net income, net	—	—	—
Deduct: Total stock based employee compensation expense not included in reported net income, net	747,355	422,464	251,953

Pro forma net income	$7,078,649	$6,185,478	$10,544,332

Pro forma net income per share:
Basic	$1.06	$0.95	$1.65

Diluted	$1.05	$0.95	$1.61

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” (“FIN No. 46”). FIN No. 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investor’s that do not provide sufficient financial resources for the entity to support its activities. The objective of FIN No. 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. We adopted the provisions of FIN No. 46 for variable interests in variable interest entities created after January 31, 2003, and in the quarter ending April 30, 2003 for variable interests in variable interest entities created before February 1, 2003. We do not have any variable interest entities as defined in FIN No. 46. Accordingly, we have determined that it is not reasonably possible that it will be required to consolidate or disclose information about a variable interest entity upon the adoption of FIN No. 46.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for the hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. SFAS No. 149 is not expected to have a material impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before May 2003 and still existing at the beginning of the interim period of adoption, transition will be accomplished by reporting the cumulative effect of a change in an accounting principle. SFAS No. 150 is not expected to have a material impact on our financial position or results of operations.

Critical Accounting Policies

Several of our accounting policies involve significant judgments and uncertainties. The policies with the greatest effect on our results of operation and financial position include the estimated collectibility of accounts receivable, the recoverability of obsolete or overstocked inventory and the impairment of long-lived assets including trademarks.

Revenue Recognition.    Sales are recognized at the time legal title to the product passes to the customer, generally free on board (“FOB”) Perry Ellis’ distribution facilities, net of trade allowances and a provision for estimated returns and other allowances. Royalty income is recognized when earned on the basis of the terms specified in the underlying contractual agreements. We believe that our revenue recognition policies conform to Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

Accounts Receivable.    We maintain an allowance for doubtful accounts receivable for estimated trade discounts, co-op advertising, allowances provided to retail customers to flow goods through the retail channel, and losses resulting from the inability of our retail customers to make required payments considering historical and anticipated trends. Judgment is critical because some retail customers are currently operating in bankruptcy or have experienced financial difficulties. Additional allowances might be required if their financial condition were to worsen.

Inventories.    Our inventories are valued at the lower of cost or market value. We evaluate all of our inventory style-size-color SKUs to determine excess or slow-moving SKUs based on orders on hand and projections of future demand and market conditions. For those units in inventory that are so identified, we estimate their market value or net sales value based on current realization trends. If the projected net sales value is less than cost, on an individual SKU basis, we provide an allowance to reflect the lower value of that inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold.

Intangible Assets.    We have, at the present time, only one class of indefinite lived assets, trademarks. We review our intangible assets with indefinite useful lives for possible impairments on an annual basis in accordance with SFAS No. 142 and perform our impairment testing as of February 1st of each year. We evaluate the “fair value” of our identifiable intangible assets for purposes of recognition and measurement of impairment losses. Evaluating indefinite useful life assets for impairment involves certain judgments and estimates, including the interpretation of current economic indicators and market valuations, and our strategic plans with regard to our operations, historical and anticipated performance of our operations and other factors. If we incorrectly anticipate these trends or unexpected events occur, our results of operations could be materially affected.

Items Affecting Comparability of Fiscal 2002 Period

Adoption of SFAS No. 142.    As disclosed in Note 2 to the Consolidated Financial Statements, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” as of February 1, 2002. Under the provisions of SFAS No. 142, goodwill is no longer amortized after the date of adoption. Intangible assets as of the date of adoption are evaluated to determine if they have finite or indefinite useful lives. Intangible assets determined to have finite lives are amortized over those lives and intangible assets that have indefinite useful lives are not amortized. SFAS No. 142 does not permit the restatement of previously issued financial statements, but does require the disclosure of prior years results adjusted to exclude amortization expense related to goodwill and intangible assets which are no longer being amortized.

Adoption of EITF Issue No. 01-09.    As disclosed in Note 2 to the Consolidated Financial Statements, we adopted EITF Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a

Reseller of the Vendor’s Products,” as of February 1, 2002. The provisions of EITF No. 01-09, relate to the measurement, recognition and presentation of certain sales incentives offered to the company’s customers. These new accounting rules apply to certain sales incentives such as discounts, coupons, rebates and certain payments made to retailers for shelf space or reimbursement of advertising costs. These accounting rules generally require these incentives to be reflected as a reduction in revenues on the income statement rather than selling, general and administrative expense. Upon adoption of these rules at the beginning of fiscal 2003, all prior financial statement results have been restated to reflect the impact of the change. The previously reported net sales for fiscal 2001 and 2002 were reduced by $2,738,000 and $1,724,000, respectively to conform to the new accounting standard. The adoption of this new accounting standard had no impact on our income before minority interest and income taxes, net income or financial position.

Results of Operations

The following table sets forth, for the periods indicated, selected items in our consolidated statements of income, and in our unaudited statements of income, expressed as a percentage of total revenues:

	Fiscal Year Ended January 31,			Six Months Ended
	2001	2002	2003	July 31, 2002	July 31, 2003
				(Unaudited)
Net sales	90.9%	90.4%	90.6%	90.8%	94.0%
Royalty income	9.1%	9.6%	9.4%	9.2%	6.0%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	70.6%	68.9%	67.0%	67.6%	67.8%

Gross profit	29.4%	31.1%	33.0%	32.4%	32.2%
Selling, general and administrative expenses	17.4%	19.9%	20.9%	18.7%	24.3%
Depreciation and amortization	2.2%	2.4%	1.2%	0.9%	1.3%

Operating income	9.9%	8.7%	10.9%	12.8%	6.6%
Interest expense	5.5%	4.9%	5.2%	5.1%	4.2%

Income before minority interest and income taxes	4.4%	3.9%	5.8%	7.7%	2.4%
Minority interest	—	—	—	—	—
Income tax provision	1.6%	1.5%	2.2%	2.9%	0.9%

Net Income	2.8%	2.4%	3.5%	4.7%	1.5%

Three Months and Six Months Ended July 31, 2003 as compared to Three Months and Six Months Ended July 31, 2002

Total revenues.    Total revenues consist of net sales and royalty income. Total revenues for the second quarter of fiscal 2004 were $92.8 million, an increase of 45.0%, or $28.8 million, from $64.0 million for the second quarter of fiscal 2003. The increase was due mainly to an increase of $30.7 million in net sales generated by the Salant business, which we acquired in the middle of the second quarter of fiscal 2004, and an increase of $7.2 million in net sales generated by our swimwear business, which generated minimal sales in the second quarter of fiscal 2003. This increase was offset in part by a $7.2 million reduction in net sales in our men’s sportswear business, described below, and a decrease in royalty income of $1.9 million described below.

Total revenues for the six months ended July 31, 2003 increased 35.2%, or $52.4 million, to $201.0 million from $148.7 million for the six months ended July 31, 2002. The increase was due mainly to the increases in net sales generated by the Salant business, and an increase of $34.5 million in net sales generated by our swimwear business, which increases were offset in part by an $11.2 million reduction in net sales in our men’s sportswear business described below and a $1.6 million reduction in royalty income described below.

Net sales.    Net sales increased $30.7 million, or 54.4%, to $87.1 million for the second quarter of fiscal 2004 from $56.4 million in the second quarter of fiscal 2003. The increase in net sales is primarily attributable to the increase in net sales generated by the Salant business and by our swimwear business. This increase in net sales was offset in part by a decrease in net sales in our men’s sportswear business as compared to the same period of fiscal 2003. The decrease in our men’s sportswear business was due to our planned reduction in low margin private label sales.

Net sales increased $53.9 million, or 39.9%, to $188.9 million for the six months ended July 31, 2003 from $135.0 million for the six months ended July 31, 2002. The increase was due mainly to the increases in net sales generated by the Salant business and by our swimwear business. This increase in net sales was offset in part by the lower net sales in our men’s sportswear business described above.

Royalty income.    Royalty income for the second quarter of fiscal 2004 was $5.7 million, a decrease of 25.0% from $7.6 million for the comparable second quarter of fiscal 2003. Royalty income is derived from agreements entered into by us with our licensees, which average three to five years in length. The vast majority of our license agreements require licensees to pay us a royalty, based on net sales and require licensees to pay a guaranteed minimum royalty. Approximately 75% and 70% of our royalty income was attributable to guaranteed minimum royalties with the balance attributable to royalty income in excess of the guaranteed minimums for the second quarter of fiscal 2004 and 2003, respectively.

Royalty income for the six months ended July 31, 2003 decreased 11.5%, to $12.1 million, from $13.7 million for the six months ended July 31, 2002. The decrease in royalty income for both the second quarter of fiscal 2004 and the six months ended July 31, 2004 was due primarily to the decrease in royalty income in excess of guaranteed minimums for certain of the licensees of the Perry Ellis brand and lower royalties due to the acquisition of Salant, which was our largest licensee.

Cost of sales.    Cost of sales for the second quarter of fiscal 2004 increased $22.3 million, or 52.5%, to $64.8 million from $42.5 million in the comparable second quarter of fiscal 2003 due mainly to the increase in net sales for the period as described above.

Cost of sales for the six months ended July 31, 2003, increased $35.9 million to $136.4 million, or 35.8%, compared to $100.5 million for the six months ended July 31, 2002. This increase was due mainly to the increase in net sales for the period as described above.

As a percentage of total revenues, cost of sales increased from 66.5% in the second quarter of fiscal 2003 to 69.9% in the second quarter of fiscal 2004, and from 67.6% in the six months ended July 31, 2002 to 67.8% in the comparable period of 2004. The increase in cost of sales as a percentage of total revenues was due to lower royalty income as a result of the Salant acquisition, partially offset by a shift in our sales mix to more branded sales. Cost of sales includes only costs relating to sale of product and excludes costs relating to royalty income, which are immaterial.

Gross profit was $27.9 million in the second quarter of fiscal 2004, or 30.1% of total revenues, as compared to $21.5 million, or 33.5% of revenues, in the second quarter of fiscal year 2003. For the six months of fiscal 2004, gross profit increased by 34.1% to $64.6 million from $48.2 million for the comparable fiscal 2003 period. The increase in gross profit for the three and six months ended July 31, 2003 as compared to the comparable fiscal 2003 periods is primarily attributed to (1) lower royalty income as described above, (2) our planned increased focus on branded label sales, which accounted for more than 90% of our net sales in the first six months of fiscal 2004 as compared to less than 75% in the first six months of fiscal 2003, contributed to greater gross profit since branded label sales typically generate higher gross margins, and (3) incremental gross profit contributed by Salant from acquisition date to the end of the second quarter of fiscal 2004.

Our gross profit percentage for branded label sales typically is 3% to 5% higher than our gross margin percentage for private label sales depending on customer and product mix. Our gross profit percentage may not be comparable to others in our industry, because our gross profit includes royalty income and others in the apparel industry may not have such income.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased $13.8 million, or 102.4%, to $27.3 million for the second quarter of fiscal 2004 from $13.5 million for the second quarter of fiscal 2003. As a percentage of total revenues, selling, general and administrative expenses were 29.4% in the second quarter of fiscal 2004 compared to 21.1% in the comparable fiscal 2003 quarter. The increase in selling, general and administrative costs is primarily attributable to the additional $5.4 million in expenses incurred in connection with the Salant acquisition, $3.8 million in expenses incurred by our swimwear business, which expenses were immaterial in the comparable prior year period, an additional $4.6 million incurred by our men’s sportswear business as a result of our increased focus on branded label sales, which generally result in greater design, marketing and advertising expenses, and increased employee costs in anticipation of the integration of the Salant acquisition.

Selling, general and administrative expenses increased $20.9 million, or 74.7%, to $48.9 million for the first six months of fiscal 2004 from $28.0 million for the comparable fiscal 2003 period. As a percentage of total revenues, selling, general and administrative expenses were 24.3% in the six months ended July 31, 2003 compared to 18.8% in the comparable 2003 fiscal period. The increase in selling, general and administrative costs for the six-months ended July 31, 2003 is primarily attributable to the additional $5.4 million in expenses incurred in connection with the Salant acquisition, $8.9 million in expenses incurred by our swimwear business, which were also immaterial in the comparable prior year period, an additional $6.6 million incurred by our men’s sportswear business, and increased employee costs in anticipation of the integration of the Salant acquisition.

Depreciation and amortization.    Depreciation and amortization increased $0.67 million for the second quarter of fiscal 2004 to $1.4 million from $0.7 million in the comparable quarter of fiscal 2003. Depreciation and amortization increased $1.1 million for the six months ended July 31, 2003 to $2.5 million from $1.4 million in the comparable fiscal 2003 period. The increase is due to the increase in property, plant and equipment purchases in fiscal 2003 and the purchase of the principal executive and administrative office, warehouse and distribution facility in Miami and the distribution center in Seneca, South Carolina. As of July 31, 2003, we owned approximately $35.5 million of property, plant and equipment compared to $27.4 million of property, plant and equipment as of July 31, 2002.

Interest expense.    Interest expense decreased $0.39 million, or 10.4%, for the second quarter of fiscal 2004 to $3.4 million from $3.8 million in the comparable fiscal 2003 quarter. The decrease is mainly due to lower interest rates and the impact of certain derivative hedging transactions from the second quarter of fiscal 2004 as compared to the second quarter of fiscal 2003.

Interest expense increased $0.7 million, or 9.2%, for the six months ended July 31, 2003 to $8.4 million from $7.7 million in the comparable fiscal 2003 period. The increase is mainly due to an increase in long-term debt for the six months ended July 31, 2003 compared to the six months ended July 31, 2002. As of July 31, 2003, we had $214.1 million in long-term debt compared to $171.4 million in July 31, 2002 as a result of long-term debt incurred from the Salant acquisition. In addition, our senior secured notes were outstanding for the entire first six months of fiscal 2004 compared to only four and one half months of fiscal 2003. The interest expense on higher outstanding debt was offset in part, however, by lower interest rates and the impact of certain derivative hedging transactions described in “—Derivative Financial Instruments.”

Income taxes.    For the second quarter of fiscal 2004, our effective tax rate was 36.6% as compared to 37.3% for the comparable fiscal 2003 period. For the six months ended July 31, 2003, our effective tax rate was 37.9% as compared to 37.7% for the comparable 2002 period.

Net income (loss).    Our net loss for second quarter of fiscal 2004 was ($2.6) million, a decrease of $4.8 million compared to net income of $2.2 million for the comparable fiscal 2003 quarter. Net income for the six months ended July 31, 2003 decreased $3.9 million to $3.0 million from $6.9 million for the comparable fiscal 2003 period. The decrease in net income was due to the changes described above.

Fiscal Year 2003 (“fiscal 2003”) as compared to Fiscal Year 2002 (“fiscal 2002”)

Total revenues.    Total revenues consist of net sales and royalty income. Total revenues increased $27.8 million, or 10.0%, to $305.8 million in fiscal 2003 from $278.0 million in the prior year. The increase was due predominately to an increase of $25.3 million in net sales related to the sales generated by the Jantzen swimwear business and an increase in royalty income of $2.1 million.

Net sales.    Net sales increased $25.7 million, or 10.2%, to $277.0 million in fiscal 2003 from $251.3 million in the comparable period last year. The increase in net sales is primarily attributable to the net sales generated by the Jantzen swimwear business. Net sales of non-swimwear men’s apparel remained relatively unchanged for the fiscal year.

Royalty income.    Royalty income was $28.8 million in fiscal 2003, a $2.1 million, or 7.9% increase over the prior year amount of $26.7 million. Royalty income is derived from agreements entered into by us with our licensees which average three years in length. The vast majority of our license agreements require licensees to pay us a royalty, based on net sales and require licensees to pay a guaranteed minimum royalty. Approximately 67% and 76% of our royalty income was attributable to guaranteed minimums royalties with the balance attributable to royalty income in excess of the guaranteed minimums for fiscal 2003 and 2002, respectively. The increase in royalty income was mainly due to increases in royalty income in excess of guaranteed minimums for certain licensees of the Perry Ellis brand, including Salant, having strong results despite a slowdown in overall retail sales and the addition of royalty income generated from the Jantzen brands. The decrease in guaranteed minimums as a percentage of total royalty income was mainly due to increases in royalty income in excess of guaranteed minimums for certain licenses of the Perry Ellis brand, and royalty income from the Jantzen brands.

Cost of sales.    Cost of sales for fiscal 2003 of $205.0 million was $13.4 million, or 7.0% higher than the prior year amount of $191.6 million due mainly to the increase in net sales as described above. As a percent of revenues, cost of sales decreased from 68.9% in fiscal 2002 to 67.0% in fiscal 2003, due primarily to a change in our sales mix between private label and branded label sales. Cost of sales includes only costs relating to sale of product and excludes costs relating to royalty income which are immaterial. Gross profit was $100.8 million in fiscal 2003, or 33.0% of revenues, as compared to $86.4 million, or 31.1% of revenues, in the prior year. We increased focus on branded label sales, which accounted for 75.0% of our net sales in fiscal 2003 compared to 70.1% in fiscal 2002, contributed to greater gross margins because branded label sales typically generate higher gross margins. Our gross margin percentage for branded label sales typically are 3% to 5% higher than our gross margin percentage for private label sales depending on customer and product mix. Our gross profit percentage may not be comparable to others in the industry, because we include royalty income in gross profit and others in the apparel industry may not.

Selling, general and administrative expenses.    Selling, general and administrative expenses were $63.9 million in fiscal 2003 as compared to $55.4 million in the prior year, an increase of $8.5 million, or 15.2%. As a percent of total revenues, selling, general and administrative expenses increased from 19.9% in fiscal 2002 to 20.9% in fiscal 2003. The increase was due primarily to the additional $10.4 million in expenses incurred by the Jantzen operations, offset by a decrease of $2.0 million in expenses incurred by our European Operations while the selling, general and administrative expenses relating to our other businesses remained relatively unchanged.

Depreciation and amortization.    Depreciation and amortization expense in fiscal 2003 was $3.6 million or 1.1% of revenues as compared to $6.7 million or 2.4% of revenues in fiscal 2002. The decrease is due primarily to the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” as of February 1, 2002. Under the provisions of SFAS No. 142, goodwill is no longer amortized after the date of adoption. Intangible assets as of the date of adoption are evaluated to determine if they have finite or indefinite useful lives. Intangible assets determined to have finite lives are amortized over those lives and intangible assets that have indefinite useful lives are not amortized.

Interest expense.    Interest expense in fiscal 2003 was $15.8 million as compared to $13.6 million in the prior year. The increase is primarily attributable to our senior secured notes, which we sold to finance the Jantzen acquisition, to pay down borrowings under the senior credit facility and to use as additional working capital offset by lower interest rates and the positive impact of certain derivative hedging transactions described herein. We anticipate that interest expense will increase in fiscal 2004 as a result of the Salant acquisition.

Income taxes.    Income taxes in fiscal 2003 were $6.7 million, a $2.7 million increase as compared to $4.0 million in fiscal 2002. The increase was due primarily to an increase in pretax income. The effective tax rates for fiscal years 2003 and 2002 were 38.2% and 37.9%, respectively.

Net income.    Fiscal 2003 net income increased $4.2 million, or 63.4%, to $10.8 million from the prior year, primarily as a result of the increase in net sales of $25.7 million, royalty income of $2.1 million and the improvement in gross margin of $14.4 million.

Fiscal Year 2002 as compared to Fiscal Year 2001 (“fiscal 2001”)

Total revenues.    Total revenues consist of net sales and royalty income. Total revenues decreased $6.7 million or 2.3% to $278.0 million in fiscal 2002 from $284.7 million in the prior year. The decrease was due to decrease in net sales of $8.6 million offset by an increase in royalty income of $0.9 million as described below.

Net sales.    Net sales decreased $7.6 million, or 2.9%, to $251.3 million in fiscal 2002 from $258.9 million in the comparable period last year. This may be attributed to three factors: First, shipments to Kmart were lower in fiscal 2002 due to Kmart’s financial difficulties during the year and its bankruptcy filing in January 2002. Second, we experienced a short-term delay in receipt of some orders, which we previously planned to ship in late January 2002, because a Miami-based bank, which was a source of letter of credit financing for us, was forced into receivership. We have since been able to obtain adequate letter of credit facilities with other financial institutions. Third, general economic conditions, which adversely impacted retail sales, resulted in lower than expected sell through and reorder rates from retailers.

Royalty income.    Royalty income was $26.7 million in fiscal year 2002, a $0.9 million, or 3.5%, increase over the prior year amount of $25.8 million. Royalty income is derived from agreements entered into by us with our licensees averaging three years in length. The vast majority of our license agreements require licensees to pay us a royalty, based on net sales and require licensees to pay a guaranteed minimum royalty. Approximately 76% and 72% of our royalty income was attributable to guaranteed minimum royalties with the balance attributable to royalty income in excess of the guaranteed minimums for the fiscal years 2002 and 2001, respectively. The increase in royalty income was mainly due to certain licensees of the Perry Ellis brands that had strong results and a one-time accelerated payment for early termination of a licensing agreement.

Cost of sales.    Cost of sales for fiscal 2002 of $191.6 million was $9.3 million, or 4.6% lower than the prior year amount of $200.9 million due mainly to the decrease in net sales as described above. As a percent of revenues, cost of sales decreased from 70.6% in fiscal 2001 to 68.9% in fiscal 2002, due primarily to a change in our sales mix between private label and branded label sales. Cost of sales includes only cost relative to product sales and excludes cost relative to royalty income which are immaterial. Gross profit was $86.4 million in fiscal 2002, or 31.1% of revenues, as compared to $83.8 million or 29.4% of revenues in the prior year. Branded label sales accounted for 70.1% of our net sales in fiscal 2002 compared to 70.5% in fiscal 2001. The increase in gross profit is attributable to our product mix of branded label sales. Our gross margin percentage for branded label sales is typically 3% to 5% higher than our gross margin percentage for private label sales depending on customer and product mix. Our gross profit percentage may not be comparable to others in the industry, since we include royalty income in gross profit and others in the apparel industry may not.

Selling, general and administrative expenses.    Selling, general and administrative expenses were $55.4 million in fiscal 2002 as compared to $49.4 million in the prior year, an increase of $6.0 million or 12.2%. As a percent of total revenues, selling, general and administrative expenses increased from 17.4% in fiscal year 2001 to 19.9% in fiscal 2002. The increase was due primarily to a charge taken of $1.4 million for the Kmart bankruptcy, a $1.0 million increase in expenses resulting from a new Canadian joint venture in January 2002, and a $2.1 million increase in expenses incurred by our newly formed European subsidiary.

Depreciation and amortization expenses.    Depreciation and amortization expense in fiscal 2002 was $6.7 million or 2.4% of revenues as compared to $6.1 million or 2.2% of revenues in fiscal 2001. The increase of $0.6 million in fiscal 2002 as compared to the prior year was due primarily to a full year effect of amortization of the Pro Player and Mondo di Marco trademarks acquired in fiscal 2001.

Interest expense.    Interest expense in fiscal 2002 was $13.6 million as compared to $15.8 million in the prior year. The decrease is primarily attributable to the decrease in borrowings under the senior credit facility, favorable interest rates and $0.7 million in income derived from an interest rate derivative agreement entered into by us during the third quarter of the fiscal year ended January 31, 2002.

Income taxes.    Income taxes in fiscal 2002 were $4.0 million, a $0.7 million decrease as compared to $4.7 million in fiscal 2001. The decrease was due primarily to a decrease in pretax income. The effective tax rates for fiscal 2002 and 2001 were 37.9% and 37.6%, respectively.

Net income.    Net income for fiscal 2002 decreased $1.2 million or 15.4% from the prior year, primarily as a result of the decrease in net sales and increase in selling, general and administrative expenses.

Liquidity and Capital Resources

We rely primarily upon cash flow from operations and borrowings under our senior credit facility to finance our operations and expansion. Net cash provided by operating activities was $13.6 million in the six months ended July 31, 2003, compared to cash provided by operating activities of $22.2 million in the comparable fiscal 2003 period. The decrease of $8.6 million in the level of cash provided by operating activities is attributable to a decrease in accounts receivable, inventory, accounts payable and accrued expenses, and a lower net income.

Net cash used in investing activities was $34.5 million for the six months ended July 31, 2003, which primarily reflects the acquisition of Salant, net of cash acquired, and purchases of property and equipment made during the period. Net cash used in investing activities was $42.1 million for the six months ended July 31, 2002, which reflects the $25.1 million purchase price of the Jantzen acquisition and purchases of computer equipment and related software enhancements cost of $0.8 million. In addition, during the six months ended July 31, 2002, the Company used $17.0 million for the purchase of property, plant and equipment, which included the $14.5 million contingent rental payment that was required by the termination of the synthetic lease.

Net cash provided by financing activities for the six months ended July 31, 2003 totaled $21.5 million, which primarily reflects the proceeds from our senior credit facility of $20.4 million and the proceeds from the exercise of employee stock options of $1.2 million. Net cash provided by financing activities for the six months ended July 31, 2002 totaled $46.7 million, which reflects the net proceeds from the offering of our senior secured notes of $55.6 million, net of repayments of borrowings under our senior credit facility of $21.8 million, the proceeds from the exercise of employee stock options of $1.2 million and the mortgage of $11.6 million on our principal executive and administrative office, warehouse and distribution facility.

On June 19, 2003, we acquired Salant, which was our largest licensee. The aggregate merger consideration paid by us was approximately $91.0 million, comprised of approximately $51.9 million in cash, approximately $35.8 million worth of our newly issued common stock and approximately $3.3 million in merger costs. The cash portion of the merger consideration was funded from Salant’s available cash reserves and through borrowings under our senior credit facility.

Salant licensed the Perry Ellis brand from us for men’s sportswear, dress shirts, dress bottoms and accessories and derived approximately $164.3 million, or 65% of its fiscal 2002 revenues, from the sale of Perry

Ellis products. Salant was our largest licensee of Perry Ellis branded apparel. The remaining $87.7 million of Salant’s fiscal 2002 revenues was made up of Salant’s owned brands such as Axis and Tricots St. Raphael, sales under license agreements for use of the JNCO and Ocean Pacific brands, as well as several private label programs.

Senior Credit Facility

Our amended senior credit facility with Congress Financial Corporation (Florida), as agent for a syndicate of lenders, provides us with a revolving credit facility of up to an aggregate amount of $110.0 million. The senior credit facility expires in September 2005 and the indebtedness thereunder will rank ahead of the Exchange Notes.

The following is a description of the terms of the senior credit facility, as amended and does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the senior credit facility.

Certain Covenants.    The senior credit facility contains certain covenants, which, among other things, requires us to maintain a minimum EBITDA if availability falls below a certain minimum. It may restrict our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness in certain circumstances, redeem or repurchase capital stock, make certain investments, or sell assets. We are prohibited from paying cash dividends under these covenants. We believe we are currently in compliance with all of our covenants under the senior credit facility. We could be materially harmed if we violate any covenants as the lenders under the senior credit facility could declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If we are unable to repay those amounts, the lenders could proceed against our assets. In addition, a violation could also constitute a cross-default under the indentures and mortgage, resulting in all of our debt obligations becoming immediately due and payable, which we may not be able to satisfy.

Borrowing Base.    Borrowings under the senior credit facility are limited under its terms to a borrowing base calculation, which generally restricts the outstanding balances to the lesser of either (1) the sum of (a) 85.0% of eligible receivables plus (b) 85.0% of our eligible factored accounts receivables up to $20.0 million plus (c) the lesser of (i) the inventory loan limit, or (ii) the lesser of (A) 65.0% of eligible finished goods inventory, or (B) 85.0% of the net recovery percentage (as defined in the senior credit facility) of eligible inventory, or (2) the loan limit; and in each case minus (x) 35.0% of the amount of outstanding letters of credit for eligible inventory, (y) the full amount of all other outstanding letters of credit issued pursuant to the senior credit facility which are not fully secured by cash collateral, and (z) licensing reserves for which we are the licensee of certain branded products.

Interest.    Interest on the principal balance under the senior credit facility accrues, at our option, at either (a) 0.25% above our bank prime lending rate with adjustments depending upon our quarterly average excess availability plus excess cash or leverage ratio or (b) 2.25% above the rate quoted by our bank as the average Eurodollar Rate (“Eurodollar”) for 1-, 2-, 3- and 6-month Eurodollar deposits with one-quarter percentage point adjustments depending upon the our quarterly average excess availability plus excess cash and leverage ratio at the time of borrowing.

Security.    As security for the indebtedness under the senior credit facility, we granted the lenders a first priority security interest in substantially all of our existing and future assets other than our trademark portfolio existing as of March 2002, including, without limitation, accounts receivable, inventory deposit accounts, general intangibles, equipment and capital stock or membership interests, as the case may be, of certain subsidiaries. Lenders under the senior credit facility have a second priority security interest in our trademark portfolio as of March 2002 and a first priority lien on the rest of our trademarks.

Senior Secured Notes

On March 22, 2002, we completed the offering of $57.0 million 9 1/2% senior secured notes due 2009. The proceeds of the private offering were used to finance the Jantzen acquisition, to reduce the amount of outstanding debt under the previous senior credit facility and as additional working capital. The proceeds to us were $55,589,250 yielding an effective interest rate of 9.74% after deduction of discounts. We entered into certain derivative hedging transaction described in “—Derivative Financial Instruments” in order to minimize debt service costs related to these senior secured notes.

The senior secured notes are secured by a first priority security interest granted in our existing portfolio of trademarks and licenses as of the closing date of the Jantzen acquisition, including the trademarks, licenses and all income, royalties and other payments acquired in the Jantzen acquisition. The senior secured notes are senior secured obligations of ours and rank pari passu in right of payment with all of our existing and future senior indebtedness. The senior secured notes are effectively senior to all of our unsecured indebtedness to the extent of the value of the assets securing the senior secured notes.

Certain Covenants.    The indenture governing the senior secured notes contains certain covenants which restrict our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness in certain circumstances, redeem or repurchase capital stock, make certain investments, or sell assets. We are prohibited from paying cash dividends under these covenants. We believe we are currently in compliance with all of the covenants in this indenture. We could be materially harmed if we violate any covenants because the indenture’s trustee could declare the outstanding senior secured notes, together with accrued interest, to be immediately due and payable, which we may not be able to satisfy. In addition, a violation could also constitute a cross-default under the senior credit facility, letter of credit facility, mortgage and the indenture relating to our senior subordinated notes resulting in all of our debt obligations becoming immediately due and payable, which we may not be able to satisfy.

Letter of Credit Facilities

As of July 31, 2003, we maintained three U.S. dollar letter of credit facilities totaling $60.0 million and one letter of credit facility totaling $2.7 million utilized by our Canadian joint venture. Each letter of credit is secured primarily by the consignment of merchandise in transit under that letter of credit and certain subordinated liens on our assets, including but not limited to the capital stock or membership interests, as the case may be, of certain of our subsidiaries. As of July 31, 2003, there was $10.4 million available under existing letter of credit facilities.

Senior Subordinated Notes

We issued $100.0 million of 12 1/4% senior subordinated notes on April 6, 1999, the proceeds of which were used to acquire the Perry Ellis, John Henry and Manhattan brands and to pay down the outstanding balance of the senior credit facility at that time. The notes mature, April 1, 2006 and bear interest at the rate of 12 1/4% payable on April 1 and October 1 in each year. The proceeds to us were $98,852,000 yielding an effective interest rate of 12.39% after deduction of discounts. We entered into certain derivative hedging transaction described in “—Derivative Financial Instruments” in order to minimize debt service costs related to these 12 1/4% senior subordinated notes. In November 2002, we repurchased, but did not retire, $2.2 million of the 12 1/4% senior subordinated notes.

Certain Covenants.    The indenture governing the 12 1/4% senior subordinated notes contains certain covenants which restrict our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness in certain circumstances, redeem or repurchase capital stock, make certain investments, or sell assets. We believe we are currently in compliance with all of the covenants in this indenture. We are prohibited from paying cash dividends under these covenants. We could be materially harmed if we violate any covenants because the indenture’s trustee could declare the outstanding notes, together with accrued interest, to be immediately due and payable, which we may not be able to satisfy. In addition, a violation could also constitute a cross-default under the senior credit facility, the letter of credit facilities, mortgage and the indenture relating to our senior secured notes resulting in all of our debt obligations becoming immediately due and payable, which we may not be able to satisfy.

Real Estate Financing

We occupied our principal executive and administrative office, warehouse and distribution facility under a synthetic operating lease for a 230,000 square foot facility in Miami, Florida. The lease, as amended, expired on June 30, 2002, and required a final payment at termination of $14.5 million.

On June 30, 2002, we made the required payment under the synthetic operating lease and partially refinanced the acquisition of the facility with an $11.6 million mortgage. The mortgage contains certain covenants. We believe we are currently in compliance with all of our covenants under the mortgage. We could be materially harmed if we violate any covenants because the lender under the mortgage could declare all amounts outstanding thereunder to be immediately due and payable which we may not be able to satisfy. In addition, a violation could constitute a cross-default under our senior credit facility, the letter of credit facilities and indentures relating to our senior secured notes and 12 1/4% senior subordinated notes resulting in all our of debt obligations becoming immediately due and payable.

On September 13, 2002, we purchased a distribution center in Seneca, South Carolina for $2.5 million in cash. We had secured the option to purchase the facility as part of the Jantzen acquisition.

Contractual Obligations and Commercial Commitments

The following tables illustrate our contractual obligations and commercial commitments as of July 31, 2003 and include the effects of the Salant acquisition and related amendments discussed above that occurred during the second quarter ended July 31, 2003, but excludes the effects of the offering of the Existing Notes.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
12 1/4% senior subordinated notes	$100,000,000	$—	$100,000,000	$—	—

Senior secured notes	$57,000,000	$—	$—	$—	$57,000,000

Mortgage	$11,600,000	$—	$243,615	$332,378	$11,024,007

Operating leases	$54,442,172	$7,953,953	$15,016,424	$11,864,067	$19,607,728

Total contractual cash obligations	$223,042,172	$7,953,953	$115,260,039	$12,196,445	$87,631,735

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Letters of credit	$46,268,854	$46,268,854	$—	$—	$—

Standby letters of credit	$25,232,634	$25,232,634	$—	$—	$—

Total commercial commitments	$71,501,488	$71,501,488	$—	$—	$—

As a result of the offering of the Existing Notes, we reduced the amount outstanding under our senior credit facility by approximately $40.1 million. We also replaced our $100 million 12 1/4% senior subordinated notes with the Existing Notes.

Management believes that the combination of the proceeds from the offering of the Existing Notes, the borrowing availability under the amended senior credit facility, the letter of credit facilities, and the funds anticipated to be generated from operating activities, will be sufficient to meet our operating and capital needs in the foreseeable future.

Derivative Financial Instruments

We have entered into derivative financial instruments in order to manage the overall borrowing costs associated with our 12 1/4% senior subordinated notes and senior secured notes.

At July 31, 2003, we had an interest rate swap agreement (the “August Swap Agreement”) with a notional amount of $40.0 million maturing on April 1, 2006. The swap is a fair value hedge as it has been designated against our 12 1/4% senior subordinated notes carrying a fixed rate of interest and converts these notes to variable rate debt. The interest rate swap contracts are reflected at fair value in our consolidated balance sheets.

At July 31, 2003, we also had an interest rate cap (the “October Swap Agreement”) maturing on April 1, 2006 with a notional amount of $40.0 million. We also had a basis swap with a notional amount of $40.0 million that matured in April 2003. The interest rate cap effectively hedges against increases in the variable rate of interest paid on the interest rate swap and the basis swap decreased the spread on the interest rate swap for 18 months through April 2003. Neither of these derivatives qualified for hedge accounting and accordingly, are reflected at fair value in our consolidated balance sheet with the offset being recognized in the consolidated statements of income for the periods presented. Interest expense for the three months ended July 31, 2003 and July 31, 2002 decreased by approximately $0.05 million and $0.1 million, respectively, as a result of the recognition of these derivatives. Interest expense for each of the six months ended July 31, 2003 and 2002 increased by approximately $0.2 million as a result of the recognition of these derivatives. In August 2003, we terminated the October Swap Agreement and the August Swap Agreement.

At July 31, 2003, we had an interest rate swap and option (the “March Swap Agreement”) for an aggregate notional amount of $57.0 million in order to minimize the debt servicing costs associated with the senior secured notes. The March Swap Agreement is a fair value hedge as it has been designated against the senior secured notes carrying a fixed rate of interest and converts such notes to variable rate debt. The interest rate swap contracts are reflected at fair value in our consolidated balance sheet. The fair value of the March Swap Agreement recorded on our consolidated balance sheet was $4.1 million as of July 31, 2003.

In December 2002, we entered into an interest rate floor agreement (the “December Floor Agreement”) for an aggregate notional amount of $57.0 million associated with the senior secured notes. The December Floor Agreement is scheduled to terminate on March 15, 2005. Under the December Floor Agreement, we must pay the difference between the three-month LIBOR rate and 1.50% for all rate resets in which the LIBOR is below 1.50%. When the LIBOR is equal to or greater than 1.50%, we make no payments under the December Floor Agreement.

The December Floor Agreement did not qualify for hedge accounting treatment, resulting in $0.1 million decrease of recorded interest expense on the consolidated statement of income for the three and sixth months ended July 31, 2003, respectively. The fair value of the December Floor Agreement recorded on our consolidated balance sheet was ($0.2) million as of July 31, 2003.

In April 2003, we entered into an interest rate cap agreement (the “April Cap Agreement”) for an aggregate notional amount of $57.0 million associated with the senior secured notes. The April Cap Agreement is scheduled to terminate on March 15, 2009. The April Cap Agreement caps the interest rate on our senior secured notes at 10%.

The April Cap Agreement did not qualify for hedge accounting treatment, resulting in $0.7 million and a $0.4 million decrease of recorded interest expense on the consolidated statement of income for the three and six months ended July 31, 2003, respectively. The fair value of the April Cap Agreement recorded on our consolidated balance sheet was $0.4 million as of July 31, 2003.

We do not currently have significant exposure to foreign exchange risk and accordingly, have not entered into any transactions to hedge against those risks.

Effects of Inflation and Foreign Currency Fluctuations

We do not believe that inflation or foreign currency fluctuations significantly affected our results of operations for the three months ended July 31, 2003.

BUSINESS

Overview

We are one of the leading apparel companies in the United States. We control a portfolio of major men’s and women’s brands, some of which were established over 100 years ago. We design, source, market and license our products nationally and internationally at multiple price points and across all major levels of retail distribution at more than 20,000 doors. Our portfolio of highly recognized brands includes Perry Ellis and Perry Ellis America, which we believe together generate over $1 billion in annual retail sales, Axis, Tricots St. Raphael, Jantzen, John Henry, Cubavera, the Havanera Co., Natural Issue, Munsingwear, Grand Slam, Original Penguin, and Manhattan. We also license (i) the Nike and Tommy Hilfiger brands for swimwear and swimwear accessories, (ii) are the worldwide master licensee for PING golf apparel, (iii) license the Ocean Pacific brand for certain men’s sportswear categories and (iv) license the NAUTICA brand for our corporate wear business. From our initial public offering in 1993 to fiscal 2003, our revenues grew at a compound annual growth rate of 22.3%.

We distribute our products primarily to wholesale customers that represent all major levels of retail distribution including department stores, national and regional chain stores, mass merchants, specialty stores, sporting goods stores, green grass golf shops, the corporate incentive market and independent retailers in the United States and Canada. Our largest customers include Federated, Dillard’s, May Department Stores, Wal-Mart, J.C. Penney, Kohl’s, and Sears. We also operate 42 retail stores located primarily in upscale retail outlet malls across the United States. In addition, we leverage our design, sourcing and logistics expertise by offering a limited number of private label programs to retailers. In order to maximize the worldwide exposure of our brands and generate high margin royalty income, we license our brands through approximately 50 domestic and approximately 90 international license agreements.

Our wholesale business, which is comprised of men’s sportswear and women’s and men’s swimwear and swimwear accessories, accounted for 90.6% of our total revenues in fiscal 2003, and our licensing business accounted for 9.4% of our total revenues in fiscal 2003. We have traditionally focused on the men’s sportswear market, which represented approximately 92% of our total wholesale revenues in fiscal 2003, while our women’s and men’s swimwear market represented approximately 8% of our total wholesale revenues in fiscal 2003.

Our licensing business is a significant contributor to our operating income. We license the brands we own to third parties for the manufacturing and marketing of various products in distribution channels in which we do not distribute those brands, including men’s and women’s footwear, men’s suits, underwear, loungewear, outerwear, fragrances, eyewear and accessories. In addition, we license our brands internationally for the manufacturing and marketing of products that we offer domestically such as Jantzen sportswear. These licensing arrangements raise the overall awareness of our brands without requiring us to make capital investments or incur additional operating expenses.

In June 2003, we acquired Salant, a leading designer, marketer and distributor of brand name and private label menswear products and the largest licensee of the Perry Ellis brand. With the Salant acquisition we have consolidated control of the Perry Ellis brand, added significant revenues and earnings, solidified our balance sheet, further diversified our product offerings and customer base, and added to our portfolio of brands. As a result of this acquisition, we also assumed operation of 40 retail outlet stores.

We employ a 3D strategy in the design, sourcing, marketing and licensing of our products that focuses on diversity of brands, products and distribution channels. Through this strategy, we provide our products to a broad range of customers, which reduces our reliance on any single distribution channel, customer, or demographic group and minimizes competition among our brands.

Diversity of Brands.    We maintain a portfolio of 18 highly recognized brands that we either own or license. We are focused on brands that appeal to fashion conscious consumers across all income levels. We design, source, market and license most of our products on a brand-by-brand basis targeting distinct consumer demographic and lifestyle profiles. No other brand accounted for more than 10% of our total revenues. We also market the Natural Issue, John Henry and the Havanera Co. brands, which appeal to the middle-income consumer. In addition, we market brands that appeal to women through our Jantzen family of swimwear products.

Diversity of Product Categories.    We design and market apparel in a broad range of men’s product categories and a few women’s product categories, which increases the stability of our business. Our menswear offerings include casual sportswear, dress shirts and pants, jeans wear, golf apparel, sweaters, sports apparel, swimwear and swim accessories, activewear, and leather accessories. Our womenswear offerings include swimwear, sportswear and accessories. We believe that our product diversity decreases our dependence on any one product or fashion trend and has contributed substantially to our growth.

Diversity of Distribution Channels.    We market our products through all major levels of retail distribution which allows us to reach a broad range of consumers in the United States and Canada. We distribute through national and regional chain stores, department stores, mass merchants, golf and other specialty stores, as well as clubs and other independent retail outlets. We entered the corporate wear market in 2001, where we provide corporate clients with high quality customized products. Our products are distributed through more than 20,000 doors at some of the nation’s leading retailers, including Federated, Dillard’s, May Department Stores, Wal-Mart, J.C. Penney, Kohl’s, Sears, and Nordstrom.

The following table illustrates the diversity of our brands, products and distribution channels:

Distribution Channels	Product Category
	Casual	Dress Casual	Jeans Wear	Golf	Active Sports	Swimwear
Upscale Department Stores	Tricots St. Raphael Original Penguin	Axis Mondo di Marco		PING Collection

Department Stores	Cubavera Grand Slam	Perry Ellis Axis	Perry Ellis America	Grand Slam		Jantzen Tommy Hilfiger Nike

National and Regional Chain Stores	Natural Issue the Havanera Co. Munsingwear Ocean Pacific	John Henry Axis	Natural Issue	Penguin Sport Munsingwear	Pro Player	Jantzen Nike Southpoint

Mass Merchants	Private Label	Manhattan	Private Label

Green Grass (1)	Munsingwear	Perry Ellis		PING Collection

Corporate	NAUTICA	Perry Ellis		PING Collection

Specialty Stores	Tricots St. Raphael	Axis				Jantzen Tommy Hilfiger Nike

(1)	This channel includes high-end and specialty golf shops and resorts.

Our Competitive Strengths

We believe that our competitive strengths position us to capitalize on several trends that have affected the apparel industry in recent years. These trends include:

•	the consolidation of the department and chain store distribution channels into a smaller number of larger retailers,

•	the increased dependence of retailers on reliable domestic suppliers who have design expertise, advanced systems and technology, and the ability to quickly meet changing consumer tastes,

•	the increased importance of mass merchants in apparel sales, and

•	the continued importance of strong brands as a source of product differentiation.

We believe that we have the following competitive strengths in our industry:

Portfolio of nationally and internationally recognized brands.    We currently own or license a portfolio of 18 brands which enjoy high recognition within their respective consumer segments. We believe that these brands have built a loyal following of fashion-conscious consumers and retailers who desire high quality, well-designed products. We license the Nike, Tommy Hilfiger, PING, NAUTICA and Ocean Pacific brands, which we believe are highly recognizable brands within their various product categories. We also license 14 of our brands to third parties for products in distribution channels in which we do not market those brands. We believe that brand recognition is critical in the apparel industry, where strong brand names help define consumer preferences and drive selling space at retailers.

Diversified product offering and distribution model.    We market a diverse array of products under our numerous brands at multiple price points and across multiple levels of retail distribution. Our menswear offerings include casual sportswear, dress shirts and pants, jeans wear, golf apparel, sweaters, sports apparel, swimwear and swim accessories, activewear and leather accessories. Our womenswear offerings include swimwear, sportswear and swim accessories. Our products are distributed through more than 20,000 doors at department stores, national and regional chain stores, mass merchants, specialty stores, sporting goods stores, green grass golf shops, the corporate incentive market and independent retailers in the United States and Canada. Our diversified product offerings and distribution model reduces our reliance on any one product, demographic group, merchandise preference or distribution channel and minimizes competition among our brands.

Strong relationships with our retailers.    We believe that our established relationships with retailers allow us to maximize the selling space dedicated to our products, monitor our brand presentation and merchandising selection, and introduce new brands and products. Because of our quality brands and products, dedication to customer service, design expertise and sourcing capabilities, we have developed and maintained long-standing relationships with our largest customers, including Dillard’s (more than 25 years), May Department Stores (more than 25 years), J.C. Penney (more than 25 years), Sears (25 years), Federated (16 years), Wal-Mart (14 years), and Kohl’s (10 years).

Strong licensing capabilities and relationships.    We license many of the brands we own, and as a result, have gained experience in identifying potential licensing opportunities. We have established relationships with many licensees and believe these relationships provide opportunities to grow our revenues and earnings. Our brands are solidly positioned in retail outlets at all major levels of retail distribution and have increased our exposure nationally and internationally. We believe that our broad portfolio of brands also appeals to licensees because it gives licensees the opportunity to sell their products into many different distribution channels. For example, a manufacturer of men’s accessories might license the Natural Issue brand to enter the department store channel or license the Munsingwear brand to target mass merchants. By licensing our owned brands, we offer consumers a complete product assortment by brand. We also coordinate our marketing efforts with licensees, thereby maximizing exposure for our brands and our return on investment.

Sophisticated global low-cost sourcing capabilities.    We have sourced our products globally for more than 36 years and employ sophisticated logistics and supply chain management systems to maintain maximum flexibility. Our network of worldwide sourcing partners enables us to meet our customers’ needs in an efficient and high quality manner without relying on any one vendor, factory, or country. In fiscal 2003, based on the total dollar value, we sourced our products from Asia (68%), Central and South America (23%), the Middle East (6%) and other areas of the world (3%). We maintain a staff of experienced sourcing professionals in five offices in China (including Hong Kong), as well as in the United States, South Korea and Taiwan. Our sourcing offices closely monitor our suppliers and provide strict quality assurance analyses that allow us to consistently maintain our high quality standard for our customers. We have a compliance department that works closely with our quality assurance staff to ensure that our sourcing partners comply with Company-mandated and country-specific labor and employment regulations. We believe that sourcing our products overseas allows us to manage our inventories more effectively and avoid incurring the costs of maintaining and operating production facilities. Because of our sourcing experience, capabilities and relationships, we believe that we are well positioned to take advantage of the 2005 elimination of all textile and apparel quotas for member countries of the World Trade Organization.

Design expertise and advanced technology.    We maintain a staff of 49 senior designers, merchandisers and artists who are supported by a staff of 81 design professionals, including assistant designers, technical designers, graphic artists and production assistants. Our in-house design staff designs substantially all of our products using advanced computer-aided design technology that minimizes the time-intensive and costly production of sewn prototypes prior to customer approval. In addition, this technology provides our customers with products that have been custom designed for their specific needs and meet current fashion trends. We employ advanced fabric and design technologies to ensure a proper fit and outstanding performance when we create our women’s and men’s swimwear. We regularly upgrade our computer technology to enhance our design capabilities, facilitate communication with our global suppliers and customers on a real-time basis, react faster to new product developments by competitors and meet changes in customer needs.

We recently launched PerrySolutions, a software system that enables our sales planners to manage our retail customers’ inventory at the SKU level. This system helps maximize sales of our products thereby increasing inventory turns for retailers, which in turn reduces our product returns and markdowns, and increases our profitability. We also use PerrySolutions during the assortment planning process to allocate the correct quantities for the initial rollout of product at retail.

Proven ability to integrate acquisitions.    Since 1993, we have been successful in selectively acquiring, managing, developing and positioning 18 highly recognized brands within our business, including Munsingwear (1996), Perry Ellis (1999), John Henry (1999), Manhattan (1999) and Jantzen (2002). We believe our experience has prepared us for the integration of the Salant business.

As part of an extensive integration process for each brand, we have:

•	improved the responsiveness to market trends by applying our design and sourcing expertise,

•	communicated new positioning of our brands through various wide-ranging marketing programs,

•	begun or continued licensing operations immediately upon acquisition,

•	solidified our management team to design, market and license brands,

•	repositioned the brands into different distribution channels to address the needs in those channels,

•	renegotiated existing licensing agreements and developed new licensing agreements in new segments and markets, and

•	extended our sourcing and distribution capabilities to the products.

Experienced management team.    Our senior management team averages more than 25 years in the apparel industry and has extensive experience in growing and rejuvenating brands, structuring licensing agreements, and building strong relationships with global suppliers and retailers. In addition, George Feldenkreis, our chairman and chief executive officer, and Oscar Feldenkreis, our president and chief operating officer, have expressed their commitment to us by maintaining a significant ownership stake in our company.

Our Business Strategy

Our strategy is to continue to pursue our 3D approach by developing and enhancing our portfolio of brands, increasing the scope of our product offerings and expanding distribution for our brands, while continuing our focus on growth and profitability through the execution of the following strategies:

Continue to strengthen the competitive position and recognition of our brands.    We intend to continue enhancing the recognition of our brands by aggressively marketing our brands to both consumers and retailers.

We have made a strategic decision to focus on branded apparel and to reduce our private label business. As a result of this shift in our business strategy and our acquisition and development of certain brands, our branded apparel business has increased as a percentage of net sales from less than 75% for the first six months of fiscal 2003 to more than 90% for the first six months of fiscal 2004. We manage each brand individually, developing a distinct brand and marketing strategy for every product category and distribution channel. We will continue to participate in cooperative advertising in print and broadcast media, as well as market directly to consumers through billboards, event sponsorships, celebrity sponsorships, special event advertisements and advertisements in selected periodicals. In addition, we will continue to have a strong presence at trade shows, such as “M.A.G.I.C.” in Las Vegas, Market Week in New York, and golf and swim shows and events throughout the country. Licensing our brands to third parties also enhances brand recognition by providing increased customer exposure domestically and internationally, as well as opportunities for future product extensions.

Continue to diversify our product line.    We intend to continue to expand the range of our product lines, thereby capitalizing on the name recognition, popularity, and discrete target customer segmentation of our major brands. For example, we are introducing a line of women’s beachwear and sportswear under the Jantzen brand. We intend to pursue expansion opportunities in young men’s sportswear, whether through licensing or direct marketing opportunities. The Salant acquisition takes us into the men’s better market and collection market for sportswear, dress shirts, bottoms and leather accessories and, through the Axis and Tricots St. Raphael brands, the better sportswear market. We intend to use Axis and Tricots St. Raphael, as well as the expertise of Salant’s sales and marketing personnel, to expand our sweater business. In addition, we will continue to seek licensing opportunities that will expand our collection of products.

Increase penetration in each channel.    We will continue to selectively pursue new ways to increase our penetration of existing channels of distribution for our products, focusing on maintaining the integrity of our products and reinforcing our image at existing retail stores, as well as introducing our products to geographic areas and consumer sectors that are presently less familiar with our products. We will also seek to expand our business with our existing customers by offering them products that are compelling and different from those in the marketplace and by capitalizing on our relationships with them by offering them more of our products. As a result of the Salant acquisition, we have increased the number of retailers that carry our brands and entered certain upscale department stores, such as Nordstrom, which carry the Axis and Tricots St. Raphael brands.

Adapt to our continually changing marketplace.    We will continue to make the necessary investments and implement strategies to meet the growing needs of our customers on a timely basis in the ever-changing apparel industry. We have a history of successfully adapting our business to meet the challenges of our industry. Some examples include:

•	Our acquisition of Jantzen in fiscal 2002 marked our entry into the women’s and men’s swimwear markets and formed the basis for our planned entry into the women’s sportswear market. We believe that our design and sourcing expertise positions us to grow our revenues from these product categories substantially in the future. We intend to position Jantzen as a premiere casual resort lifestyle brand for women and men.

•	From our initial efforts to market guayabera shirts to the Hispanic market 36 years ago, we have focused on Hispanics, the largest minority group in the United States. We developed the Cubavera and the Havanera Co. brands in fiscal 2000 and 2002, respectively, to specifically target the Hispanic market and consumers that embrace the Hispanic lifestyle brands.

•	The Salant acquisition provided us with the upscale Axis and Tricots St. Raphael brands, as well as greater control of designing and marketing the Perry Ellis line of men’s sportswear, dress shirts, bottoms and leather accessories. With this acquisition, we expect to sell these products through many more upscale retailers.

Expand our licensing opportunities.    Since our acquisition of Munsingwear in 1996, we have significantly expanded the licensing of our brands to third parties for various product categories. We intend to continue to license our brands to existing and new licensees as profitable opportunities arise. We will also use our brand portfolio to expand our licensing activities in womenswear and sportswear. At the international level, we will continue to explore licensing opportunities where we see opportunities for growth, such as Latin America, Europe and Asia. We will continue to provide our licensing partners with strong brands, design expertise and innovative marketing strategies. In addition to the revenues and brand awareness that licensing provides us, we also believe that licensing our brands benefits us by reducing the volatility of our operating income.

Pursue strategic acquisitions and opportunities.    We intend to continue our strategy of making selective acquisitions to expand our portfolio of brands and add new product lines as our industry continues to follow the consolidation trend of our retailers. We will continue to internally develop new brands and logical extensions of existing brands as opportunities in the marketplace arise. We intend to pursue acquisition opportunities in a disciplined manner as they become available and focus on products or categories that have high consumer awareness and are difficult to duplicate from a technical or logistical standpoint. Since our initial public offering in 1993, we have acquired, or obtained licenses for, several brands, including Munsingwear, Perry Ellis, John Henry, Manhattan, Jantzen, PING, Tommy Hilfiger, Nike, NAUTICA, Ocean Pacific, Axis and Tricots St. Raphael. We believe that our history of selectively acquiring under-marketed or under-performing brands and incorporating them into our efficient infrastructure generates a superior return on investment for our investors.

Brands

During fiscal 2003, approximately 75% of our net sales were from branded products. For the first six months of fiscal 2004, net sales from branded products was more than 90% of our net sales. We currently own 13 and license five nationally recognized brands whose products we source and sell through all major levels of retail distribution. Our owned brands include Perry Ellis, Perry Ellis America, Axis, Tricots St. Raphael, Jantzen, John Henry, Cubavera, the Havanera Co., Natural Issue, Munsingwear, Grand Slam, Original Penguin and Manhattan. We have developed over 42 sub-brands from these brands, including Perry Ellis Portfolio, Southpoint, Penguin Sport and Axist. We also distribute the PING, Nike, Tommy Hilfiger, NAUTICA and Ocean Pacific brands under license arrangements.

We license the Perry Ellis brand, our premier brand, as well as the Jantzen, John Henry, Natural Issue, Munsingwear and Manhattan brands, for products in distribution channels in which we do not market them directly to retailers. In addition, we license our brands internationally for products we distribute domestically. Our depth of brand selection enables us to target consumers across a wide range of ages, incomes and lifestyles, reduces our reliance on any single distribution channel, customer or demographic group, and minimizes competition among brands.

Perry Ellis.    In fiscal 2000, we acquired the Perry Ellis and Perry Ellis America brands, which we believe together generate over $1 billion in annual retail sales and is associated with elegance, quality, value, comfort and innovative designs. The Perry Ellis brand appeals primarily to higher-income, status conscious, professional 25-40 year-old men. As a result of the Salant acquisition, we are now designing and marketing Perry Ellis branded sportswear, dress shirts, dress pants and leather accessories for the men’s better market and collection market. We also license the Perry Ellis brand to third parties for a wide variety of apparel and non-apparel products.

Axis.    We acquired the Axis brand when we acquired Salant. This brand is associated with a casual lifestyle that affords quality, value, comfort and innovative designs. The Axis brand appeals primarily to higher-income, status conscious, professional 30-50 year-old men. We sell sportswear and activewear under the Axis brand, which are sold primarily at upscale department and specialty stores.

Tricots St. Raphael.    We acquired the Tricots St. Raphael brand when we acquired Salant. This brand is associated with a sophisticated dress casual lifestyle featuring quality, unique designs and fabrics. The Tricots St. Raphael brand appeals primarily to higher-income, status conscious, professional 40-60 year-old men. We sell sportswear and sweaters under the Tricots St. Raphael brand, which are sold primarily at upscale department and specialty stores.

Jantzen and Southpoint.    We acquired the Jantzen and Southpoint brands as part of the Jantzen acquisition in fiscal 2003. The Jantzen brand has a history of over 90 years, and its products are sold in upscale department stores, national and regional chain stores, mass merchants and specialty stores. We sell men’s and women’s swimwear under the Jantzen brand, as well as women’s swimwear under the Southpoint brand. We plan to introduce men’s and women’s sportswear under the Jantzen brand to capitalize on its rich history and reputation for quality.

John Henry.    This brand, which we originally licensed from Salant, and subsequently acquired in fiscal 2000, appeals to middle-income 25-45 year-old men. The brand is well known, is associated with quality and value, and is primarily sold in national and regional chain stores. Our John Henry product offerings form a “dress casual collection” as John Henry is considered a designer brand at national and regional chain stores.

Cubavera and the Havanera Co.    We introduced the Cubavera brand in fiscal 2000 and followed with the introduction of the Havanera Co. brand in fiscal 2002. These brands appeal to Hispanic males between the ages of 25-45 and consumers who embrace Hispanic lifestyle brands. Cubavera is currently sold in major department stores as well as specialty stores around the country, while the Havanera Co. brand is sold in national and regional chain stores.

Natural Issue.    We developed the Natural Issue brand in fiscal 1988 to appeal to middle-income 25-55 year-old men. Natural Issue’s products include dress casual shirts, sweaters and pants. We have expanded our pants products to include the Natural Issue Executive Khaki pants line with cotton fabric, as well as twill and corduroy fabrics. Natural Issue is primarily sold in national and regional chain stores.

Munsingwear.    We purchased the Munsingwear family of brands along with its associated sub-brands in fiscal 1997 to appeal to middle-income 30-50 year-old men who prefer classic American casual sportswear. Munsingwear and its sub-brands have over 100 years of history. Munsingwear apparel categories include golf shirts, vests, jackets and casual pants, and are primarily sold in national and regional chain stores. The sub-brands are also sold primarily to national and regional chain stores.

Grand Slam and Penguin Sport.    We purchased the Grand Slam and Penguin Sport brands as part of the Munsingwear acquisition in fiscal 1997. Grand Slam is an American heritage brand with its signature penguin icon logo and appeals to middle-income 30-60 year-old men who prefer classic casual activewear. The Grand Slam brand is primarily sold in department stores.

The Penguin Sport brand offers functional sportswear with a golf edge. It is associated with easy care fabrication, and its lightweight fabric makes for a comfortable fit. It offers fashionable styling at a moderate price in the national and regional chain, specialty and sporting goods stores.

Original Penguin.    We re-introduced the Original Penguin brand in fiscal 2003, which is a lifestyle product for the Generation X and Y males who are suburban upper-middle class, ages 18 to 35. The line offers vintage inspired sportswear that its targeted consumers’ fathers used to wear. The product line is primarily sold at upscale department and upper tier specialty stores and includes apparel, shoes and accessory items.

PING.    We have a worldwide apparel master license for the prestigious PING golf brand, which appeals to golfers and high-income, status conscious 25-50 year-old men. The license expires in December 2004 but renews automatically based on performance levels. The brand is a well-known golf brand, which we positioned to be associated with the highest standard of quality in the golf business. Products under this brand include golf shirts, sweaters, shorts and outerwear. The brand is sold primarily in golf shops and top-tier specialty and department stores.

Nike.    We signed a license agreement with Nike to design and market men’s, women’s, junior’s, boy’s and girl’s swimwear, men’s and junior’s competitive swimwear, and swimwear apparel and accessories as part of the Jantzen acquisition. Swim products are sold through sporting good stores, specialty stores, team dealers and department store distribution. The license agreement expires on May 31, 2006.

Tommy Hilfiger.    We acquired the license for the Tommy Hilfiger brand women’s and junior’s fashion swimwear as part of the Jantzen acquisition. These products are sold in upscale department and specialty stores. The license agreement expires on December 31, 2005.

Ocean Pacific.    We acquired the license for the Ocean Pacific brand men’s casual sportswear as part of the Salant acquisition. These products are sold in national and regional chain stores. The license agreement expires on December 31, 2005.

Other Brands.    We also own the Manhattan, Mondo di Marco and Pro Player brands and license the NAUTICA brand. The Manhattan and Mondo di Marco brands are associated with dress casual apparel sold primarily at mass merchants and upscale department stores, respectively. The NAUTICA brand is licensed for our corporate wear business.

Other Markets

Private Label.    In addition to our sales of branded products, we sell products to retailers for marketing as private label for their own store lines. In fiscal 2003, we sold private label products to Wal-Mart, J.C. Penney, Goody’s, Kmart, Target, Mervyn’s, Meijer and Sears. Private label sales generally yield lower gross margins than sales of comparable branded products. Private label sales accounted for approximately 25%, 37% and 34% of net sales during fiscal 2003, 2002 and 2001, respectively. The decrease in the private label business as a percentage of our net sales is a result of the additional net sales of apparel under the brands acquired in the Jantzen acquisition, the subsequent license agreements with Nike and Tommy Hilfiger and our decision to focus our efforts on selling branded products.

Corporate wear.    We entered into the corporate wear business at the end of fiscal 2001. We recognized a change in the current business environment and have successfully provided a variety of corporations with high quality designer products. In fiscal 2003, our corporate wear business accounted for 5.9% of net sales. We currently offer the PING, NAUTICA and Perry Ellis brands in this market and sell primarily to corporate wear distributors.

Products and Product Design

We offer a broad line of high quality men’s sportswear, including casual and dress casual shirts, casual dress pants and shorts, jeans wear, golf sportswear, sweaters, men’s and women’s swimwear and accessories, and activewear. Substantially all of our products are designed by our in-house staff utilizing our advanced computer-aided design technology. This technology enables us to produce computer-generated simulated samples that display how a particular style will look in a given color and fabric before it is actually produced. These samples can be printed on paper or directly onto fabric to accurately present the colors and patterns to a potential customer. In addition, we can quickly alter the simulated sample in response to our customers’ comments, such as change of color, print layout, collar style and trimming, pocket details and/or placket treatments. The use of computer-aided design technology minimizes the time-consuming and costly need to produce actual sewn samples prior to retailer approval, allows us to create custom-designed products meeting the specific needs of customers and reduces a product’s time to market, from conception to the delivery of the product to customers.

In designing our apparel products, we seek to promote consumer appeal by combining functional, colorful and high quality fabrics with creative designs and graphics. Styles, color schemes and fabrics are also selected to encourage consumers to coordinate outfits and form collections, thereby encouraging multiple purchases. Our designers stay abreast of the latest design trends, fabrics, colors, styles and consumer preferences by attending trade shows, periodically conducting market research in Europe and the United States and using outside consultants. Our purchasing department also seeks to improve the quality of our fabrics by staying informed about the latest trends in fabric all over the world. In addition, we actively monitor the retail sales of our products to determine changes in consumer trends.

In accordance with standard industry practices for licensed products, we have the right to approve the concepts and designs of all products produced and distributed by our licensees.

Our products include:

Shirts.    We offer a broad line of sport shirts, which includes cotton and cotton-blend printed, yarn-dyed and solid knit shirts, cotton woven shirts, silk, cotton and rayon printed button front sport shirts, linen sport shirts, golf shirts, and embroidered knits and woven shirts. Our shirt line also includes dress shirts, dress casual shirts, brushed twill shirts, jacquard knits and yarn-dyed flannels. Additionally, we are one of the leading distributors of guayabera-style shirts in the United States. We market shirts under a number of our own brands as well as the private labels of our retail customers. Our shirts are produced in a wide range of men’s sizes, including sizes for the big and tall men’s market. Sales of shirts accounted for approximately 65%, 74% and 74% of our net sales during fiscal 2003, 2002, and 2001, respectively. The decrease of shirts as a percentage of net sales reflects the addition of swimwear as a result of the Jantzen acquisition and our increased focus on our bottoms business.

Bottoms.    Our bottoms line include a variety of styles of wool, wool-blend, linen and polyester/rayon dress pants, casual pants in cotton and polyester/cotton and linen/cotton walking shorts. We market our bottoms as single items or as a collection to complement our shirt lines. Sales of bottoms accounted for approximately 21%, 20% and 20% of our net sales during fiscal 2003, 2002 and 2001, respectively.

Swimwear.    With the Jantzen acquisition, and upon the successful addition of both the Nike and Tommy Hilfiger licenses, we entered the women’s, men’s and junior’s swimwear and accessories market. Sales of swimwear and accessories accounted for approximately 8% of net sales in fiscal 2003.

Other Products.    We also offer sweaters, vests, jackets, pullovers and leather accessories under our existing brands, as well as private label. The majority of the other products we sell are sweaters. Other products accounted for approximately 6% of net sales during each of fiscal 2003, 2002 and 2001.

Licensing Operations

For the past eight years, we have been licensing the brands we own, and sublicensing the brands we license, to third parties for various product categories. Licensing enhances the images of our brands by widening the range, product offerings and distribution of products sold under our brands without requiring us to make capital investments or incur additional operating expenses. As a result of this strategy, we have gained experience in identifying potential licensing opportunities and have established relationships with many licensees. Our licensing operation is also a significant contributor to our operating income.

As of August 31, 2003, we were the licensor in approximately 140 license agreements, 50 domestic and 90 international, with 100 licensees, 40 domestic and 60 international, for various products including footwear, sportswear, underwear, loungewear, outerwear, activewear, women’s sportswear, fragrances, and eyewear. Wholesale sales of licensed products by our licensees (including Salant) were approximately $576.0 million, $534.0 million and $516.0 million in fiscal 2003, 2002 and 2001, respectively. We received royalties from these sales of approximately $28.8 million, $26.7 million and $25.8 million in fiscal 2003, 2002 and 2001, respectively. While our royalties declined as a result of the Salant acquisition, we believe that our long-term licensing opportunities will continue to grow domestically and internationally. See our audited Consolidated Financial Statements and the related notes in this prospectus.

Although the Perry Ellis brand has international recognition, we still perceive the brand to be under-penetrated in international markets such as Europe and Asia. We are actively attempting to obtain licenses for various products bearing the Perry Ellis brand in these under-performing international markets. We believe that our brand and licensing experience will enable us to capitalize on these international opportunities and that the Salant acquisition will assist us in this endeavor. In addition, we believe that the Jantzen brand’s history of over 90 years will allow us to take advantage of many domestic and international licensing opportunities.

To maintain a brand’s image, we closely monitor our licensees and approve all licensed products. In evaluating a prospective licensee, we consider the candidate’s experience, financial stability, manufacturing performance and marketing ability. We also evaluate the marketability and compatibility of the proposed products with our other products. We regularly monitor product design, development, merchandising and marketing of licensees, and schedule meetings throughout the year with licensees to ensure quality, uniformity and consistency with our products. We also give our licensees a view of our products and fashion collections and our expectations of where its products should be positioned in the marketplace. In addition to approving, in advance, all of our licensees’ products, we also approve their advertising, promotional and packaging materials.

As part of our licensing strategy, we work with our licensees to further enhance the development, image, and sales of their products. We offer licensees marketing support, and our relationships with retailers help the licensees generate higher revenues.

Our license agreements generally extend for a period of three to five years with options to renew prior to expiration for an additional multi-year period based upon a licensee meeting certain performance criteria. The typical agreement requires that the licensee pay us the greater of a royalty based on a percentage of the licensee’s net sales of the licensed products or a guaranteed minimum royalty that typically increases over the term of the agreement. Generally, licensees are required to contribute to us additional monies for advertising and promotion of the licensed products in their covered territory.

Marketing, Distribution and Customers

We market our apparel products to customers principally through the direct efforts of our in-house sales staff, independent commissioned sales representatives who work exclusively for us, and other non-exclusive independent commissioned sales representatives who generally market other product lines as well as ours. We also attend major industry trade shows in the fashion, golf, and corporate sales areas.

We own a chain of 42 retail outlet stores, 40 of which were acquired as part of the Salant acquisition, through which we sell Perry Ellis products directly to the public. These retail stores are generally located in upscale retail outlet malls.

We believe that customer service is a key factor in successfully marketing our apparel products. We coordinate efforts with customers to develop products meeting their specific needs using our design expertise and computer-aided design technology. Utilizing our sourcing capabilities, we strive to produce and deliver products to our customers on a timely basis.

Our in-house sales staff is responsible for customer follow-up and support, including monitoring prompt order fulfillment and timely delivery. We utilize an Electronic Data Interchange, or EDI, system for certain customers in order to provide advance-shipping notices, process orders and conduct billing operations. In addition, certain customers use the EDI system to communicate their weekly inventory requirements per store to us. We then fill these orders either by shipping directly to the individual stores or by sending shipments, individually packaged and bar coded by store, to a centralized customer distribution center.

We recently launched PerrySolutions, a software system that enables our sales planners to manage our retail customers’ inventory at the SKU level. This system helps maximize the sales of our products thereby increasing inventory turns for the retailer, which in turn reduces our product returns and markdowns and increases our profitability. By using software that provides demographic mapping data, we can develop specific micro-market plans for our customers that provide them with enhanced returns on our various product lines.

We sell merchandise to a broad spectrum of retailers, including national and regional chain, upscale department, mass merchants and specialty stores. Our largest customers include Federated, May Department Stores, Dillard’s, Wal-Mart, J.C. Penney, Kohl’s, Sears, and Mervyn’s. We have developed and maintained long-standing relationships with these customers, including Dillard’s (more than 25 years), May Department

Stores (more than 25 years), J.C. Penney (more than 25 years), Sears (25 years), Federated (16 years), Wal-Mart (14 years) and Kohl’s (10 years).

Net sales to our five largest customers accounted for approximately 40%, 47% and 42% of net sales in fiscal 2003, 2002 and 2001, respectively. For fiscal 2003, sales to Wal-Mart accounted for approximately 11% of net sales. For fiscal 2002, sales to Target accounted for approximately 12% of net sales, while sales to J.C. Penney and Wal-Mart each accounted for approximately 11% of net sales. For fiscal 2001, sales to Wal-Mart accounted for approximately 14% of total net sales and sales to J.C. Penney accounted for approximately 11% of net sales. No other single customer accounted for more than 10% of net sales during such fiscal years.

Net sales to the five largest customers of Perry Ellis and Salant, pro forma for the Salant acquisition, accounted for 37.4% of net sales for fiscal 2003.

Advertising and Promotions

We advertise to customers through print advertisements in a variety of consumer and trade magazines and newspapers and through outdoor advertising such as billboards strategically placed to be viewed by consumers. For example, we are continuing Jantzen’s emphasis on print advertisements for our swimwear products in influential fashion magazines such as In Style, Glamour and Vogue and intend to sponsor selected athletes and celebrities in the future. In order to promote our men’s sportswear at the retail level, we participate in cooperative advertising in print and broadcast media, which features our products in our customers’ advertisements. The cost of this cooperative advertising is shared with our customers. We also conduct various in-store marketing activities with our customers, such as retail events and promotions, the costs of which are shared by our customers. These events and promotions are in great part orchestrated to coincide with high volume shopping times such as holidays (Christmas and Thanksgiving) and Father’s Day. In addition to event promotion, we place perennial displays and signs of our products in retail establishments.

We use direct consumer advertising in selected markets featuring the Perry Ellis, John Henry, Natural Issue, Munsingwear and Grand Slam brand names through the placement of highly visible billboards, sponsorships, and special event advertising. We also maintain informational Web sites featuring our brands. We create and implement editorial and public relations strategies designed to heighten the visibility of our brands. All of these activities are coordinated around each brand in an integrated marketing approach.

Seasonality and Backlog

Our products, excluding swimwear, have historically been geared towards lighter weight apparel generally worn during the spring and summer months. We believe that this seasonality has been reduced with our introduction of fall, winter and holiday merchandise. The swimwear business, however, is highly seasonal in nature, with the majority of our sales occurring in our first and fourth quarter.

We generally receive orders from our retailers approximately five to seven months prior to shipment. For approximately 80% of our sales, we have orders from our retailers before we place orders with our suppliers. A summary of the order and delivery cycle for our four primary selling seasons, excluding swimwear, is illustrated below:

Merchandise Season	Advance Order Period	Delivery Period to Retailers
Spring	July to September	January to March
Summer	October to December	April and May
Fall	January to March	June to September
Holiday	April to June	October and November

Sales and receivables are recorded when inventory is shipped, with payment terms generally 30 to 75 days from the date of shipment. Our backlog of orders includes confirmed and unconfirmed orders, which we believe, based on industry practice and past experience, will be confirmed. As of July 31, 2003, the backlog for orders of our products, all of which are expected to be shipped during fiscal 2004, was approximately $256.0 million, compared to approximately $148.0 million as of July 31, 2002.

The amount of unfilled orders at a point in time is affected by a number of factors, including the mix of product, the timing of the receipt and processing of customer orders and the scheduling of the sourcing and shipping of the product, which in most cases depends on the desires of the customer. Backlog is also affected by on-going trends among customers to reduce the lead-time on their orders. Since the fall of 2001, our customers have been more cautious of their inventory levels and have delayed placing orders and re-orders compared to our previous experience. Due to these factors a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

Supply of Products and Quality Control

We currently use independent contract manufacturers to supply the majority of the products we sell. Of the total dollar value of sourced products in fiscal 2003, 68%, 23%, 6% and 3% were sourced from suppliers in Asia, South and Central America, the Middle East and other areas of the world, respectively. We believe that the use of numerous independent contract manufacturers allows us to maximize production flexibility, while avoiding significant capital expenditures, work-in-process inventory build-ups and the costs of maintaining and operating production facilities. We have had relationships with some suppliers for as long as 30 years, however, none of these relationships are formal or require either party to purchase or supply any fixed quantity of product.

The vast majority of our non-swimwear products are purchased as “full packages,” where we place an order with the supplier and the supplier purchases all the raw materials, assembles the garments and ships them to our distribution facilities or third party facilities. For our swimwear business, which includes the Jantzen, Southpoint, Nike and Tommy Hilfiger brands, we purchase fabric from domestic and international suppliers. The purchased fabric is primarily cut in the United States. The cut fabric is matched with various trim components and shipped to off-shore sewing contractors located primarily in Mexico and the Caribbean Basin enabling us to utilize exemptions under “807” customs regulations, which provide that certain articles assembled abroad from United States components are exempt from United States duties on the value of those components. This process is generally referred to as CMT (cut, make and trim) and differs from “full package” sourcing in that we, not the supplier, purchase and own the fabric and trim components. We are shifting the production of our swimwear business to the “full package” sourcing model. Finished goods are generally shipped to either our distribution facilities or to third-party warehouses in California for repackaging and distribution to customers.

We maintain a staff of experienced sourcing professionals in five offices in China (including Hong Kong), as well as the United States, South Korea and Taiwan. This staff sources our products worldwide, monitors our suppliers’ purchases of raw material, and monitors production at contract manufacturing facilities in order to ensure quality control and timely delivery. We also operate through independent agents in Asia and the Middle East. Our personnel based in our Miami, Florida office perform similar functions with respect to our suppliers in Central America. We conduct inspections of samples of each product prior to cutting by contractors during the manufacturing process and prior to shipment. We also have full-time quality assurance inspectors in Latin America and the Caribbean and in each of our overseas offices.

In order to assist with the timely delivery of finished goods, we function as our own customs broker for a majority of our deliveries. We prepare our own customs documentation and arrange for any inspections or other clearance procedures with the United States Customs Service. We are a member of the United States Customs Automated Interface program. This membership permits us to clear our goods through United States Customs electronically and generally reduces the necessary clearance time to a matter of hours rather than days.

We also generally facilitate and aid our foreign contractors in obtaining raw materials. Otherwise, the foreign contractors purchase the raw material in accordance with our specifications. Raw materials, which are in most instances made and/or colored especially for us, consist principally of piece goods and yarn and are specified by us from a number of foreign and domestic textile mills and converters.

We are committed to ethical sourcing standards and require our independent contractors to comply with our code of conduct. We monitor compliance by our foreign contract manufacturers with applicable laws and regulations relating to, for example, the payment of wages, working conditions and the environment. As part of our compliance program, we routinely perform audits of our contract manufacturers and require corrective action when appropriate.

Import and Import Restrictions

Our transactions with our foreign suppliers are subject to the risks of doing business abroad. Imports into the United States are affected by, among other things, the cost of transportation of the products and the imposition of import duties and restrictions. The countries that we source our products from may, from time to time, impose new quotas, duties, tariffs, or other restrictions or adjust prevailing quota, duty or tariff levels, which could affect our ability to import products at the current or increased levels. We cannot predict the likelihood or frequency of any such events occurring.

Our import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries including China, Indonesia and Korea. These agreements impose quotas on the amount and type of goods that can be imported into the United States from these countries. Such agreements also allow the United States to impose, at any time, restraints on the importation of categories of products that, under the terms of the agreements, are not subject to specified limits. Most of our imported products are also subject to United States customs duties and other charges.

Under the terms of the World Trade Organization Agreement on Textiles and Clothing, WTO members have agreed to remove all quotas by January 1, 2005. Because of our sourcing experience, capabilities and relationships, we believe we are well-positioned to take advantage of the elimination of quotas by 2005.

We monitor duty, tariff, and quota-related developments and continually seek to minimize our potential exposure to quota-related risks through, among other measures, geographical diversification of our contract manufacturers, the maintenance of overseas offices, allocation of overseas production to product categories where more quota is available and shifts of production among countries and manufacturers.

In addition to the factors outlined above, our import operations may be adversely affected by political or economic instability resulting in the disruption of trade from exporting countries, any significant fluctuations in the value of the dollar against foreign currencies and restrictions on the transfer of funds.

Competition

The retail apparel industry is highly competitive and fragmented. Our competitors include numerous apparel designers, manufacturers, importers, licensors, and our own customers’ private label programs, many of which are larger and have greater financial and marketing resources than we have available to us. We believe that the principal competitive factors in the industry are: (1) brand name and brand identity, (2) timeliness, reliability and quality of services provided, (3) market share and visibility, (4) price, and (5) the ability to anticipate customer and consumer demands and maintain appeal of products to customers.

We strive to focus on these points and have proven to have the ability to anticipate and respond quickly to customer demands with our brands, range of products and our ability to operate within the industry’s production and delivery constrains. We believe that our continued dedication to customer service, product assortment and quality control, as well as our aggressive pursuit of licensing and acquisition opportunities, directly addresses the competitive factors in all market segments. Our established brands and relationships with retailers have resulted in a loyal following of customers.

We understand that the level of competition and the nature of our competitors vary by product segment. In particular, in the mass market channel, manufacturers constitute our main competitors in this less expensive segment of the market, while high profile domestic and foreign designers and licensors account for our main competitors in the more upscale segment of the market. Although we have been able to compete successfully to date, there can be no assurance that significant new competitors will not develop in the future.

Trademarks

Most of our material trademarks are registered with the United States Patent and Trademark Office and in other countries. We regard our trademarks and other proprietary rights as valuable assets that are critical in the marketing of our products, and, therefore, we vigorously protect our trademarks against infringements.

Employees

As of November 14, 2003, we had approximately 1,374 employees. Other than the employees at our Winnsboro, South Carolina distribution facility, none of our employees are subject to collective bargaining agreements. In fiscal 2003, however, a labor organization attempted to organize certain employees of one of our subsidiaries at our Miami, Florida facility. A National Labor Relations Board-supervised election was held on September 9, 2002. A majority of the employees at our Miami distribution center who voted cast their ballots against unionization. The labor organization filed objections to the election, and, after a lengthy review process, the National Labor Relations Board ordered another election be held on May 30, 2003. At the May 30, 2003 election, a majority of the employees who voted cast their ballots against unionization. The labor organization filed objections to this second election, which objections are pending before the National Labor Relations Board. We consider our employee relations to be satisfactory.

Properties

We own our principal executive and administrative office, warehouse and distribution facility, which is located in a 230,000 square foot facility in Miami, Florida. This facility is encumbered by an $11.6 million mortgage. For purposes of potential future expansion, we own approximately three acres of land adjacent to this facility.

We lease three facilities in Miami, totaling approximately 103,000 square feet, which house distribution and administrative functions. These facilities are leased on a month-to-month basis from our chairman and chief executive officer.

We own a 345,000 square foot distribution center in Seneca, South Carolina and in Winnsboro, South Carolina, we own a 380,000 square foot distribution facility and lease an additional 22,000 square feet of distribution space.

We lease several locations in New York City, totaling approximately 80,960 square feet, with leases expiring from August 2005 to December 2012. These locations are used for office, design, and showroom space.

We lease 45,200 square feet for office space used by our swimwear business in Portland, Oregon, pursuant to a lease expiring in December 2004.

In order to monitor production of our products in the Far East, we maintain offices in South Korea and China (including Hong Kong) and also lease offices jointly with GFX, Inc., a company controlled by George Feldenkreis, our chairman and chief executive officer, in Beijing, China and Taipei, Taiwan.

We also operate 42 retail outlet stores, comprising approximately 104,000 square feet of selling space, all of which are leased.

Legal Proceedings

We are subject to claims and suits against us, and are the initiator of claims and suits against others in the ordinary course of business, including claims arising from the use of our trademarks. We do not believe that the resolution of any pending claims will have a material adverse affect on our business, financial condition or results of operations.

Related Party Transactions

Lease Agreements

We lease warehouse space in Miami, Florida from George Feldenkreis, our chairman and chief executive officer, on a month-to-month basis and jointly maintain offices with GFX, Inc. in Beijing, China and Taipei, Taiwan. We also lease warehouse space in Florida from an entity owned by George Feldenkreis, Fanny Hanono and Oscar Feldenkreis. Rent expense, including taxes, for these properties amounted to $633,183; $537,000; and $316,257 for fiscal 2003, 2002, and 2001, respectively.

Licensing Agreements

We are a party to licensing agreements with Isaco International, Inc., pursuant to which Isaco was granted the exclusive license to use the Natural Issue and Perry Ellis brand names in the United States to market a line of men’s underwear, hosiery and loungewear. The principal shareholder of Isaco is the father-in-law of Oscar Feldenkreis, our president and chief operating officer. Royalty income earned from the Isaco license agreements amounted to $2,114,604; $1,230,000; and $834,000 for fiscal 2003, 2002, and 2001, respectively.

We are a party to licensing agreements with Tropi-Tracks LLC, pursuant to which Tropi-Tracks was granted an exclusive license to use the Jantzen brand name in the United States, Canada, and Mexico to market a line of men’s, women’s and junior’s casual and leisure footwear. Salomon Hanono, one of our directors and the son-in-law of George Feldenkreis, our chairman and chief executive officer, is a member of Tropi-Tracks. The Tropi-Tracks license agreement provides for a minimum annual guaranteed royalty of $215,000. Royalty income earned from the Tropi-Tracks license agreement amounted to $5,556 for fiscal 2003.

We believe that our arrangements with George Feldenkreis, Isaco and Tropi-Tracks are on terms at least as favorable as we could secure from a non-affiliated third party.

Consulting Arrangement

Fanny Hanono performs consulting services for Perry Ellis in the areas of Human Resources and Accounts Payable. For these services, Ms. Hanono was paid $60,000 during fiscal 2003. Ms. Hanono received no other compensation from us.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facility

Our amended senior credit facility with Congress Financial Corporation (Florida), as agent for a syndicate of lenders, provides us with a revolving credit facility of up to an aggregate amount of $110.0 million. The senior credit facility expires in September 2005 and the indebtedness thereunder will rank ahead of the Exchange Notes. We had $31.7 million in outstanding borrowings as of October 31, 2003.

The following is a description of the terms of the senior credit facility, as amended and does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the senior credit facility. You may request a copy of the senior credit facility without charge from us, see “Where You Can Find More Information.”

Certain Covenants.    The senior credit facility contains certain covenants, which, among other things, requires us to maintain a minimum EBITDA if availability falls below a certain minimum. It may restrict our ability, and the ability of our subsidiaries, to, among other things, incur additional indebtedness in certain circumstances, redeem or repurchase capital stock, make certain investments, or sell assets. We are prohibited from paying cash dividends under these covenants. We believe we are currently in compliance with all of our covenants under the senior credit facility.

Borrowing Base.    Borrowings under the senior credit facility are limited to a borrowing base calculation, which generally restricts the outstanding balances to the lesser of either (1) the sum of (a) 85% of eligible receivables plus (b) 85% of our eligible factored accounts receivables up to $20.0 million plus (c) the lesser of (i) the inventory loan limit, or (ii) the lesser of (A) 65% of eligible finished goods inventory, or (B) 85% of the net recovery percentage (as defined in the senior credit facility) of eligible inventory, or (2) the loan limit; and in each case minus (x) 35% of the amount of outstanding letters of credit for eligible inventory, (y) the full amount of all other outstanding letters of credit issued pursuant to the senior credit facility which are not fully secured by cash collateral, and (z) licensing reserves for which we are the licensee of certain branded products.

Interest.    Interest on the principal balance under the senior credit facility accrues, at our option, at either (a) 0.25% above our bank prime lending rate with adjustments depending upon our quarterly average excess availability plus excess cash or leverage ratio or (b) 2.25% above the rate quoted by our bank as the average Eurodollar Rate (“Eurodollar”) for 1-, 2-, 3- and 6-month Eurodollar deposits with one-quarter percentage point adjustments depending upon our quarterly average excess availability plus excess cash and leverage ratio at the time of borrowing.

Security.    As security for the indebtedness under the senior credit facility, we granted the lenders a first priority security interest in substantially all of our existing and future assets other than our trademark portfolio existing as of March 2002, including, without limitation, accounts receivable, inventory deposit accounts, general intangibles, equipment and the capital stock or membership interest, as the case may be, of the subsidiary guarantors. Lenders under the senior credit facility have a second priority security interest in our trademark portfolio as of March 2002 and a first priority lien on the rest of our trademarks.

Letter of Credit Facilities

As of October 31, 2003, we maintained three U.S. dollar letter of credit facilities totaling $60.0 million and one letter of credit facility totaling $2.7 million utilized by our Canadian joint venture. Each letter of credit is secured primarily by the consignment of merchandise in transit under that letter of credit and certain subordinated liens on our assets, including but not limited to the capital stock or membership interest, as the case may be, of our subsidiary guarantors. As of October 31, 2003, there was $40 million available under existing letter of credit facilities.

Senior Secured Notes

On March 22, 2002, we completed the offering of $57.0 million 9½% senior secured notes due 2009. The proceeds of the private offering were used to finance the Jantzen acquisition, to reduce the amount of outstanding debt under the previous senior credit facility and as additional working capital. The proceeds to us were $55,589,250 yielding an effective interest rate of 9.74% after deduction of discounts. We entered into certain derivative hedging transactions in order to minimize debt service costs related to these senior secured notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Derivative Financial Instruments.”

The senior secured notes are secured by a first priority security interest in our portfolio of trademarks and licenses as of the closing date of the Jantzen acquisition, including the trademarks, licenses and all income, royalties and other payments acquired in the Jantzen acquisition. The senior secured notes are senior secured obligations of ours and rank pari passu in right of payment with all of our existing and future senior indebtedness. The senior secured notes are effectively senior to all of our unsecured indebtedness to the extent of the value of the assets securing the senior secured notes.

Certain Covenants.    The indenture governing the senior secured notes contains certain covenants that restrict our ability, and the ability of our subsidiaries, to, among other things, incur additional indebtedness in certain circumstances, redeem or repurchase capital stock, make certain investments, or sell assets. We are prohibited from paying cash dividends under these covenants. We believe we are currently in compliance with all of the covenants in this indenture.

Real Estate Financing

We occupied our principal executive and administrative office, warehouse and distribution facility under a synthetic operating lease for a 230,000 square foot facility in Miami, Florida. The lease, as amended, expired on June 30, 2002, and required a final payment at termination of $14.5 million.

On June 30, 2002, we made the required payment under the synthetic operating lease and partially refinanced the acquisition of the facility with an $11.6 million mortgage. The mortgage contains certain covenants. We believe we are currently in compliance with all of our covenants under the mortgage.

Derivative Securities

The market risk inherent in our financial statements represents the potential changes in the fair value, earnings or cash flows arising from changes in interest rates or foreign currency exchange rates. We manage this exposure through regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Our policy allows the use of derivative financial instruments for identifiable market risk exposure, including interest rate and foreign currency fluctuations. We do not enter into derivative financial contracts for trading or other speculative purposes. A summary of our derivative financial instruments is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Derivative Financial Instruments.”

In September 2003, we entered into an interest rate swap and option (the “August 2003 Swap Agreement”) for an aggregate notional amount of $150.0 million in order to minimize the debt servicing cost associated with the Exchange Notes and the Private Placement Existing Notes.

Our current exposure to foreign exchange risk is not significant and accordingly, we have not entered into any transactions to hedge against those risks.

DESCRIPTION OF EXCHANGE NOTES

The Exchange Notes will be issued under and the Existing Notes were issued under an indenture (the “Indenture”) among Perry Ellis International, Inc. (the “Company”), as issuer, the Subsidiary Guarantors and U.S. Bank Trust National Association, as trustee (the “Trustee”). Upon issuance of the Exchange Notes, if any, or the effectiveness of the shelf registration statement as described under the section “Registration Rights,” the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). References to the Notes include the Exchange Notes unless the context otherwise requires.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, contains additional information and defines the Company’s obligations and your rights as holders of the Notes. A copy of the Indenture is available upon request from the Company.

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the word “Company” refers only to Perry Ellis International, Inc. and not to any of its subsidiaries.

General

The Notes

The Notes will mature on September 15, 2013 and will initially be issued in an aggregate principal amount of $150,000,000. The Company may issue additional notes (the “Additional Notes”) in an unlimited amount from time to time after this offering, subject to the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant. Additional Notes may be issued in a public or private transaction (with or without registration rights). The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000.

Interest on the Notes will accrue at the rate of 8 7/8% per annum from September 22, 2003. The Company will pay interest semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2004, to the Holders of record on the immediately preceding March 1 and September 1.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date to which interest has been paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes will be:

•	general unsecured obligations of the Company;

•	subordinated in right of payment to all existing and future Senior Debt of the Company;

•	pari passu in right of payment with any future senior subordinated Indebtedness of the Company; and

•	guaranteed by the Subsidiary Guarantors.

The Subsidiary Guarantees

The Notes will be guaranteed, jointly and severally, by all of the current material, and certain of the future, Domestic Subsidiaries of the Company that are Restricted Subsidiaries. Each Subsidiary Guarantee of the Notes will be:

•	a general unsecured obligation of the Subsidiary Guarantor;

•	subordinated in right of payment to all existing and future Senior Debt of the Subsidiary Guarantor; and

•	pari passu in right of payment with any future senior subordinated Indebtedness of the Subsidiary Guarantor.

As of the date of the Indenture, all of our subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the “Designation of Restricted and Unrestricted Subsidiaries” covenant we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes. In addition, our Restricted Subsidiaries may be released from their guarantee of the Notes in certain circumstances as described under “—Certain Covenants—Limitations on Issuance of Guarantees by Restricted Subsidiaries.”

Each Subsidiary Guarantee will be subordinated to the prior payment in full in cash of all Senior Debt of that Subsidiary Guarantor. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to the Notes—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from subsidiary guarantors.”

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and additional interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York (which will initially be the corporate trust office of the Trustee) unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Subordination

The payment of principal, interest, premium and additional interest, if any, on (or any other obligations relating to) the Notes will be subordinated to the prior payment in full in cash of all Senior Debt of the Company, including Senior Debt of the Company incurred after the date of the Indenture.

The holders of Senior Debt of the Company will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt of the Company (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt of the Company) before the Holders of Notes will be entitled to receive any payment with respect to (or any other Obligations relating to) the Notes or any distribution of assets or proceeds (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described under “—Legal Defeasance and Covenant Defeasance”), in the event of any distribution to creditors of the Company in connection with:

(a) any liquidation or dissolution of the Company, whether voluntary or involuntary

(b) any bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, whether voluntary or involuntary;

(c) any assignment for the benefit of creditors; or

(d) any marshaling of the Company’s assets and liabilities.

The Company also may not make any payment in respect of the Notes or any distribution of assets or proceeds (except in Permitted Junior Securities or from the trust described under “-Legal Defeasance and Covenant Defeasance”) if:

(e) a payment default on Designated Senior Debt of the Company occurs and is continuing beyond any applicable grace period; or

(f) any other default occurs and is continuing on any series of Designated Senior Debt of the Company that permits holders of that series of Designated Senior Debt of the Company to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Company or any agent or representative with respect to such Designated Senior Debt (a “nonpayment default”).

Payments on the Notes may and shall be resumed:

(a) in the case of a payment default on Designated Senior Debt of the Company, upon the date on which such default is cured or waived; and

(b) in case of a nonpayment default, upon the earlier of the date on which such default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee, unless the maturity of such Designated Senior Debt of the Company has been accelerated.

No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

If the Trustee or any Holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance”) when

(a) the payment is prohibited by these subordination provisions, and

(b) the Trustee or the Holder has actual knowledge that the payment is prohibited,

then the Trustee or the Holder, as the case may be, shall hold the payment in trust for the benefit of the holders of Senior Debt of the Company and shall deliver notice thereof to the agent or representative of the holders of Senior Debt. Upon the proper written request of the agent or representative of the holders of Designated Senior Debt of the Company, or, if no such Designated Senior Debt exists, the holders of Senior Debt of the Company, the Trustee or the Holder, as the case may be, shall deliver the amounts in trust to the holders of Senior Debt of the Company or their proper representative.

The Company must promptly notify holders of its Senior Debt and any agent or representative with respect to such Senior Debt if payment of the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt of the Company. In addition, because the subordination provisions of the Indenture require that amounts otherwise payable, or assets distributable, to Holders of the Notes in a bankruptcy or similar proceeding be paid to holders of Senior Debt instead, Holders of the Notes may receive less ratably than other creditors of the Company, including holders of trade payables in any such proceeding.

Payments under the Subsidiary Guarantee by each Subsidiary Guarantor will be subordinated to the prior payment in full in cash of all Senior Debt of such Subsidiary Guarantor, including Senior Debt of such Subsidiary Guarantor incurred after the date of the Indenture, on the same basis as provided above with respect to the subordination of payments on the Notes by the Company to the prior payment in full in cash of Senior Debt of the Company. See “Risk Factors—Risks Relating to the Notes—Your right to receive payments on the Notes is junior to our existing and future senior debt. Further, your right to receive payment under the guarantees of the Notes is junior to all of the subsidiary guarantors’ existing and future senior debt.”

“Designated Senior Debt” means:

(a) any Indebtedness outstanding under the Credit Facilities; and

(b) any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as “Designated Senior Debt.”

“Permitted Junior Securities” means:

(a) Equity Interests in the Company or any Subsidiary Guarantor or any other business entity provided for by a plan of reorganization; or

(b) debt securities of the Company or any Subsidiary Guarantor or any other business entity provided for by a plan of reorganization, in each case, that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the Notes and the Subsidiary Guarantees are subordinated to Senior Debt under the Indenture.

“Senior Debt” means:

(a) all Indebtedness of the Company or any Subsidiary Guarantor outstanding under the Credit Facilities and all Hedging Obligations with respect thereto;

(b) any other Indebtedness (including, without limitation, Hedging Obligations) of the Company or any Subsidiary Guarantor, currently outstanding or permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with, or subordinated in right of payment to, the Notes or any Subsidiary Guarantee; and

(c) all other Obligations with respect to the items listed in the preceding clauses (a) and (b).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(a) any liability for federal, state, local or other taxes owed or owing by the Company or any Subsidiary Guarantor;

(b) any Indebtedness of the Company or any Subsidiary Guarantor to any Subsidiaries or other Affiliates of the Company or any Subsidiary Guarantor or, in the case of Indebtedness of any Subsidiary Guarantor, to the Company;

(c) any trade payables;

(d) the portion of any Indebtedness that is incurred in violation of the Indenture;

(e) any Indebtedness of the Company or any Subsidiary Guarantor that, when incurred, was without recourse to the Company or such Subsidiary Guarantor;

(f) any repurchase, redemption or other Obligation in respect of Disqualified Stock or any rights with respect thereto; or

(g) any Indebtedness owed to any employee of the Company or any of its Subsidiaries.

Optional Redemption

At any time prior to September 15, 2008, the Company may redeem all or a portion of the Notes, on not less than 30 nor more than 60 days’ prior notice, in amounts of $1,000 or an integral multiple thereof, at a price equal to the greater of:

•	100% of the aggregate principal amount of the Notes to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, and

•	the sum of the present values of the principal of the Notes being redeemed plus scheduled payments of interest (not including any portion of such payments of interest accrued as of the date of redemption) from the date of redemption to September 15, 2008 discounted to the redemption date (assuming the Notes are redeemed on September 15, 2008) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, together with accrued and unpaid interest if any, to the date of redemption.

However, if a redemption date is after an interest record date but on or prior to the corresponding interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to a holder of record as of the relevant record date and the redemption price shall not include such interest payment.

For purposes of calculating the redemption price, the following terms have the meanings set forth below:

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of the principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means the U.S. treasury security selected by an Independent Investment Banker that would be used, at the time of selection and in accordance with customary financial practice, in pricing issues of corporate debt securities of comparable maturity to the remaining term of the Notes (assuming the Notes matured on September 15, 2008).

“Comparable Treasury Price” means either (1) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations or (2) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Independent Investment Banker” means one of the Reference Treasury Dealers that the Company appoints.

“Reference Treasury Dealer” means each of Wachovia Capital Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (and each of their respective successors) and any other additionally recognized investment banking firm that is a primary U.S. government securities dealer specified from time to time by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 3:30 p.m., New York time, on the third business day preceding the redemption date.

On or after September 15, 2008 the Company may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on September 15 of the years indicated below:

Year	Percentage
2008	104.4375%
2009	102.9583%
2010	101.4792%
2011 and thereafter	100.0000%

However, if a redemption date is after an interest record date but on or prior to the corresponding interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to a holder of record as of the relevant record date and the redemption price shall not include such interest payment.

Notwithstanding the foregoing, at any time prior to September 15, 2006, the Company may redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes), at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(a) at least 65% of the aggregate principal amount of Notes originally issued under the Indenture (including any Additional Notes) remains outstanding immediately after the occurrence of each such redemption (excluding Notes held by the Company and its Subsidiaries); and

(b) such redemption must occur within 75 days of the date of the closing of each such Equity Offering.

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate. The Notes may only be redeemed in integral multiples of $1,000. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof (which must be an integral multiple of $1,000) to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and additional interest, if any, thereon, to the date of purchase, provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the Notes pursuant to this section in the event that it has mailed the notice to exercise its right to redeem all the Notes under the terms of the section titled “Optional Redemption” at any time prior to the requirement to consummate the Change of Control and redeems the Notes in accordance with such notice. Within 30 days following any Change of Control, or at the Company’s option, prior to any Change of Control but after it is publicly announced, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date shall be (i) no earlier than the later of (a) 30 days and (b) the date of the Change of Control, and (ii) no later than 90 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice that a Holder must follow in order to have its Notes repurchased including that the Change of Control Offer is conditioned on the Change of Control occurring if the notice is mailed prior to a Change of Control. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(a)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(b)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(c)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

Prior to accepting Notes for payment as provided in this “Change of Control” section, but in any event within 60 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this section. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The agreements governing the Company’s outstanding Designated Senior Debt and certain other outstanding Senior Debt currently prohibit the Company from purchasing any Notes and also provide that certain change of control events (including, without limitation, a Change of Control under the Indenture) with respect to the Company would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of the holders of such Senior Debt to the purchase of Notes or could attempt to refinance any such Senior Debt that contain such prohibition. If the Company does not obtain such a consent or repay such Senior Debt, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In any of the foregoing circumstances, the subordination provisions in the Indenture would likely prohibit payments to the Holders of Notes.

The provisions described above that require the Company to make a Change of Control Offer will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The existence of a Holder’s right to require the Company to repurchase such Holder’s Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

The provisions of the Indenture may not afford Holders of the Notes the right to require the Company to repurchase the Notes in the event of a highly leveraged transaction or certain reorganization, restructuring, merger or other similar transactions (including, in certain circumstances, an acquisition of the Company by management or its affiliates) involving the Company that may adversely affect Holders of the Notes, if such transaction is not a transaction defined as a Change of Control.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (a) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (b) the Company effects Legal Defeasance or Covenant Defeasance of the Notes under the Indenture prior to the occurrence of such Change of Control.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a

Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(a)	the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(b)	with respect to Asset Sales in excess of $5.0 million, such fair market value is determined by the Company’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee; and

(c)	at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash, cash equivalents or Replacement Assets or a combination thereof, provided that, for purposes of this provision, each of the following shall be deemed to be cash:

(1) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms pari passu or subordinated to the Notes or any Subsidiary Guarantee and liabilities that are owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets by operation of law or pursuant to a customary written novation agreement or an indemnification arrangement that releases or covers the Company or such Restricted Subsidiary from further liability;

(2) any securities or other obligations (other than promissory notes) received by the Company or any such Restricted Subsidiary from such transferee that are within 60 days (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash or Cash Equivalents received in that conversion); and

(3) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in the Asset Sale.

“Designated Noncash Consideration” means the fair market value of non-cash consideration received by the Company or any of its Restricted Subsidiaries in connection with an Asset Sale that is conclusively designated pursuant to an officer’s certificate. The aggregate fair market value of the Designated Noncash Consideration, taken together with the fair market value at the time of receipt of all other Designated Noncash Consideration then held by the Company, may not exceed $10.0 million in the aggregate at any time outstanding.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply an amount equal to such Net Proceeds at its option:

(a)	to prepay, repay or repurchase Senior Debt and, if (1) the Senior Debt repaid is revolving credit Indebtedness and (2) at the time of such Asset Sale and at the time of such repayment, the Company is not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, correspondingly reduce commitments with respect thereto; or

(b)

to invest in (or enter into a legally binding agreement to invest in) or purchase Replacement Assets or to make a capital expenditure in or that is used or useful in a Permitted Business; provided, however, that if any such legally binding agreement to invest such Net Proceeds is terminated, then the Company may, within 90 days of such termination or within 365 days after the receipt of any Net Proceeds from an Asset Sale, whichever is later, invest such Net Proceeds as provided in clause (a) or (b) hereof.

Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings (but in no event would Holders of the Notes have any recourse to the agent or lenders receiving such funds) or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” Within 30 days after the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company will make an Asset Sale Offer to all Holders of Notes, and all holders of other Indebtedness that is pari passu with the Notes or any Subsidiary Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and additional interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

The agreements governing the Company’s outstanding Designated Senior Debt currently prohibit the Company from purchasing any Notes, and also provide that certain asset sale events with respect to the Company would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of the holders of its Senior Debt to the purchase of Notes or could attempt to refinance any such Senior Debt that contains such prohibition. If the Company does not obtain such a consent or repay such Senior Debt, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In any of the foregoing circumstances, the subordination provisions in the Indenture would likely prohibit payments to the Holders of Notes.

Certain Covenants

Restricted Payments

(a)	The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any Subsidiary of the Company (other than a Restricted Subsidiary of the Company) or any direct or indirect parent of the Company (other than in exchange for Equity Interests of the Company (other than Disqualified Stock));

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or any Subsidiary Guarantee (other than a payment of interest or principal at Stated Maturity thereof or the purchase, repurchase or other acquisition of any Subordinated Indebtedness purchased in anticipation of satisfying a scheduled maturity sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (9), (12) and (14) of the next succeeding paragraph (b)), is less than the sum, without duplication, of:

(A)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter during which the Notes are issued to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(B)	100% of the aggregate net cash proceeds received by the Company since the date of the Indenture either (i) as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or (ii) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

(C)	100% of the fair market value as of the date of issuance of any Equity Interests of the Company (other than Disqualified Stock) issued or transferred as consideration for the purchase by the Company or any of its Restricted Subsidiaries (including by means of a merger, consolidation or other business combination permitted under the Indenture) of any assets, properties or businesses used in, or a majority of the Voting Stock of any person whose primary business is in, a Permitted Business; plus

(D)	to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash or any security which is subsequently converted to cash within 60 days, the lesser of (x) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (y) the initial amount of such Restricted Investment; plus

(E)	the fair market value of the Investment of the Company and any Restricted Subsidiary in an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; plus

(F)	if the Company or any Restricted Subsidiary entered into a Guarantee that constituted a Restricted Payment, the amount of such Restricted Payment if (i) such Guarantee has not been called upon or enforced and (ii) the obligation underlying such Guarantee has been extinguished; plus

(G)	$10.0 million.

(b)	So long as no Default or Event of Default has occurred and is continuing at the date of a Restricted Payment or would be caused thereby (other than with respect to clauses (6), (10), (11) and (12) below), the preceding provisions will not prohibit (each, a “Permitted Payment”):

(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2)	the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Company or any Subsidiary Guarantor or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the sale within 30 days (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(B) of the preceding paragraph (a);

(3)	the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness of the Company or any Subsidiary Guarantor with the net cash proceeds from an incurrence of Subordinated Indebtedness;

(4)	the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis;

(5)	Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of the sale within 30 days of, Capital Stock (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange shall be excluded from clause (3)(B) of the preceding paragraph (a);

(6)	the repurchase of Capital Stock deemed to occur upon (a) the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof and (b) the withholding of a portion of the Capital Stock granted or awarded to an employee to pay taxes associated therewith;

(7)	dividends paid on shares of Disqualified Stock of the Company issued in accordance with the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(8)	purchases or redemptions of, or other redemption or retirement for value, of any Equity Interests of the Company or any of its subsidiaries (including cash settlements of stock options) held by any current or former employees, officers, directors or consultants of the Company or any of its subsidiaries; provided that such payments shall not exceed $2.0 million in the aggregate in any fiscal year or $5.0 million in the aggregate during the term of the Notes, with any unused amounts being carried forward to future periods;

(9)	dividends, loans or advances to any Parent Entity so that such Parent Entity may (a) pay corporate operating expenses (including, without limitation, directors fees and expenses) and overhead expenses in the ordinary course of business and not to exceed $1.0 million in the aggregate in any one year, (b) pay any taxes which are due and payable by Parent Entity as part of the consolidated group consisting of Parent Entity, the Company and the Company’s Subsidiaries and (c) pay Commission filing fees and other customary fees and expenses related to Commission filings;

(10)	the repurchase or redemption of any stock purchase or similar rights of the Company, or any substitute therefore;

(11)	payments or distributions to stockholders pursuant to appraisal rights required under applicable law in connection with any transaction that complies with the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets;”

(12)	cash payments made pursuant to earnouts or similar arrangements which would otherwise be deemed to be a Restricted Payment;

(13)	the payment of cash in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exercisable for Capital Stock of the Company; or

(14)	other Restricted Payments by the Company or any Restricted Subsidiary in an aggregate amount not to exceed $5.0 million at any time outstanding.

The actions described in clauses (2), (3), (4), (5), (6), (7), (9), (12) and (14) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall not reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (a)(4) of this covenant and the actions described in clauses (1), (8), (10), (11) and (13) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph (a)(4) of this covenant.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and the fair market value of any assets, securities or other non-cash Restricted Payment that are required to be valued by this covenant shall (i) if the fair market value exceeds $1.0 million, be conclusively determined by an officer of the Company pursuant to an Officer’s Certificate, or (ii) if the fair market value exceeds $5.0 million, be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an independent accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment (or annually in the case of the purchase of any Equity Interests of the Company or any Subsidiary of the Company), the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

If the Company makes a Restricted Payment that, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of the Indenture, such Restricted Payment will be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Company’s financial statements affecting Consolidated Net Income of the Company for any period.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to incur any Indebtedness (including Acquired Debt), and the Company will not permit any of its Restricted Subsidiaries to issue any preferred stock; provided, however, that the Company and any Subsidiary Guarantor may incur Indebtedness (including Acquired Debt) or issue preferred stock, and Restricted Subsidiaries may incur Acquired Debt, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.00 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or such preferred stock had been issued at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) Indebtedness of the Company and the Subsidiary Guarantors under any Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (a) $110.0 million and (b) the sum of (i) 85% of accounts receivables, plus (ii) 90% of factor receivables, plus (iii) 60% of inventory (in the case of each of clause (i), (ii) and (iii), or such higher percentages or amounts as are permitted under any Credit Facilities), minus (iv) the full amount of all outstanding letters of credit issued pursuant to, or authorized under, the Credit Agreement for the account of the Company or the Restricted Subsidiaries which are not fully secured by cash collateral;

(2) In addition to Indebtedness incurred under clause (1) above, Indebtedness of the Company or any Restricted Subsidiary with respect to any letters of credit under the Letter of Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (a) $60.0 million and (b) 15% of net sales for the most recent fiscal year for which financial statements are available;

(3) Indebtedness of the Company pursuant to the Notes (other than any Additional Notes) and the related Exchange Notes or of any Restricted Subsidiary pursuant to a Subsidiary Guarantee, including Guarantees of the Exchange Notes;

(4) Indebtedness of Foreign Restricted Subsidiaries not to exceed the greater of (a) $5.0 million (or the equivalent amount thereof, at the time of incurrence, in other foreign currencies) and (b) the sum of (i) 85% of accounts receivables of the Foreign Restricted Subsidiaries, plus (ii) 90% of factor receivables of the Foreign Restricted Subsidiaries, plus (iii) 60% of inventory of the Foreign Restricted Subsidiaries, at any time outstanding pursuant to this clause (4);

(5) Indebtedness of the Company or any Restricted Subsidiary outstanding on the date of the Indenture (other than Indebtedness under the Credit Agreement and the Letter of Credit Facilities), including any guarantees thereof;

(6) Indebtedness of the Company owing to any Restricted Subsidiary; provided that any Indebtedness of the Company owing to any such Restricted Subsidiary is unsecured and is subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, acceleration or otherwise) to the payment and performance of the Company’s obligations under the Notes; provided further that any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to the Company or another Restricted Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Company not permitted by this clause (6);

(7) Indebtedness of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary; provided that any such Indebtedness of any Guarantor is subordinated in right of payment to the Subsidiary Guarantee of such Guarantor; provided further that any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to the Company or a Restricted Subsidiary) shall be deemed to be an incurrence of such Indebtedness by such Restricted Subsidiary not permitted by this clause (7);

(8) guarantees of any Restricted Subsidiary made in accordance with the provisions of the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant;

(9) obligations of the Company or any Restricted Subsidiary pursuant to Hedging Obligations entered into by the Company or its Restricted Subsidiaries for the purpose of managing its exposure to interest rates, commodity prices or foreign currency exchange rates, and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(10) Indebtedness of the Company or any Restricted Subsidiary in respect of purchase money obligations, the incurrence by the Company or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings, purchase money obligations or other Indebtedness Incurred or assumed in connection with the acquisition, construction, improvement or development of real or personal property (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), in each case Incurred (x) within 180 days before or after the acquisition, construction, development or improvement of the related asset in the case of the initial financing of all or any part of the purchase price or cost of acquisition, construction, improvement or development of property used in the business of the Company or such Restricted Subsidiary or (y) the refinancing of Indebtedness described in clause (x), in an aggregate principal amount pursuant to this clause (10) not to exceed $10.0 million at any time outstanding;

(11) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities, earnouts or obligations in respect of purchase price adjustments or similar obligations in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock of Restricted Subsidiaries;

(12) Indebtedness of the Company or any Restricted Subsidiary represented by (a) letters of credit for the account of the Company or any Restricted Subsidiary or (b) other obligations to reimburse third parties pursuant to any surety bond or other similar arrangements, which letters of credit or other obligations, as the case may be, are intended to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or other similar requirements in the ordinary course of business;

(13) shares of preferred stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary, provided that any subsequent transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of preferred stock;

(14) Indebtedness of the Company to the extent the net proceeds thereof are promptly deposited to defease the Notes as described below under “Legal Defeasance and Covenant Defeasance”;

(15) Guarantees in the ordinary course of business of the obligations of suppliers, customers, franchisers and licensees of the Company and its Restricted Subsidiaries;

(16) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for surety, performance, appeal or similar bonds intending to provide security for any obligations of the Company or a Restricted Subsidiary pursuant to such agreements, in each case, incurred or assumed in connection with business transactions, including the disposition of any business, assets or Capital Stock of a Restricted Subsidiary;

(17) Indebtedness in respect of overdraft protection and otherwise in connection with deposit accounts;

(18) Indebtedness incurred by a Securitization Entity in connection with a Qualified Securitization Transaction, provided that the total amount of such Indebtedness shall reduce the amounts available under clause (1) of the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(19) Guarantees by the Company or any Subsidiary Guarantor of Indebtedness of the Company or any other Subsidiary Guarantor permitted under the Indenture;

(20) the incurrence by the Company or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount at any time outstanding not to exceed $15.0 million;

(21) Indebtedness of the Company or any Restricted Subsidiary incurred in connection with letters of credit used to (i) establish self-insurance or captive insurance arrangements for the benefit of the Company or any of its Subsidiaries, (ii) establish retail stores to sell the Company’s or any Restricted

Subsidiaries’ products, or (iii) satisfy obligations with, or requirements of, the Pension Benefit Guarantee Corporation or any successor entity; and

(22) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a “refinancing”) of any Indebtedness permitted to be incurred under the first paragraph of this covenant or clause (3), (4) or (5) of this paragraph, including any successive refinancings, so long as (a) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced, plus the lesser of the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined as necessary to accomplish such refinancing, (b) in the case of any refinancing by the Company of Pari Passu Indebtedness or Subordinated Indebtedness, such new Indebtedness is made pari passu with or subordinate to the Notes at least to the same extent as the Indebtedness being refinanced, (c) in the case of any refinancing by any Guarantor of Pari Passu Indebtedness or Subordinated Indebtedness, such new Indebtedness is made pari passu with or subordinate to the Subsidiary Guarantee of such Guarantor at least to the same extent as the Indebtedness being refinanced, (d) such new Indebtedness has an Average Life longer than the lesser of the Average Life of the Notes or the debt being refinanced and a final Stated Maturity later than the lesser of the final Stated Maturity of the Notes or the debt being refinanced and (e) Indebtedness of the Company or a Guarantor may only be refinanced with Indebtedness of the Company or a Guarantor and Indebtedness of a Restricted Subsidiary that is not a Guarantor may only be refinanced with Indebtedness of such Restricted Subsidiary or the Company or a Guarantor.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (22) of the preceding paragraph, or is entitled to be incurred pursuant to the first paragraph of this covenant, subject to the following sentence, the Company will be permitted to classify on the date of its incurrence, and from time to time to reclassify all or a portion of, such item of Indebtedness in any manner that complies with this covenant. Indebtedness under the Credit Agreement outstanding on the date on which Notes are first issued under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt and the Company will not be permitted to reclassify any Indebtedness incurred pursuant to such clause (1).

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to, and in compliance with, this covenant:

(1) Guarantees of Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(2) Indebtedness shall not be duplicative in multiple categories of Permitted Debt; and

(3) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of preferred stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value of the Indebtedness on the date of such issuance in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness refinancing other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Notwithstanding the foregoing, Supreme Munsingwear Canada Inc. and Supreme International Corporation de Mexico, S.A. de C.V. may guarantee Indebtedness of the Company or any of its Restricted Subsidiaries under the Credit Agreement and the senior secured notes.

Limitation on Senior Subordinated Debt

The Company will not incur any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of the Company unless it is pari passu or subordinate in right of payment to the Notes. No Subsidiary Guarantor will incur any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor unless it is pari passu or subordinate in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to create, incur, assume or otherwise cause to exist or become effective any Lien of any kind securing Indebtedness (other than Senior Debt and Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries with respect to its Capital Stock or any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under, by reason of or with respect to:

(1)	the Credit Facilities, Existing Indebtedness or any other agreements in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, extensions, supplements,

refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, than those in effect on the date of the Indenture;

(2)	the Indenture, the Notes and the Subsidiary Guarantees, and the Exchange Notes and the Guarantees thereof;

(3)	(a) applicable law, rule, regulation or order of any governmental authority or (b) any contracts with customers or other parties entered into in the ordinary course of business that impose restrictions of the nature described in clause (3) of the preceding paragraph.

(4)	any agreement or other instrument of any Person, or the property or assets of such Person, acquired by the Company or any of its Restricted Subsidiaries, existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of such Person, so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are not materially more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5)	in the case of clause (3) of the first paragraph of this covenant:

(a)	that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license, conveyance or similar contract,

(b)	existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture, or

(c)	arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company and its Restricted Subsidiaries, taken as a whole, in any manner material to the Company and its Restricted Subsidiaries, taken as a whole;

(6)	any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary pending closing of such sale or disposition or any agreement for the sale or other disposition of any property or assets that restricts the sale or other disposition of such property or assets pending such sale or other disposition;

(7)	any refinancing indebtedness permitted under the Indenture, provided that the restrictions contained in the agreements governing such refinancing indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(8)	contained in the terms of any Indebtedness permitted under the Indenture or any agreement pursuant to which such Indebtedness was issued if the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by the Company in good faith) or contained in the terms of any Permitted Lien;

(9)	purchase money obligations for property acquired in the ordinary course of business, Capital Lease Obligations, industrial revenue bonds, or operating leases that impose encumbrances or restrictions on the property so acquired or covered thereby;

(10)	encumbrances or restrictions existing under or by reason of provisions in joint venture or similar agreements, asset sale agreements and stock sale agreements required in connection with the entering into of such transaction;

(11)	customary restrictions imposed on the transfer and assignment of intellectual property;

(12)	agreements entered into between a Restricted Subsidiary and another Restricted Subsidiary which second Restricted Subsidiary is not a Subsidiary of the first Restricted Subsidiary;

(13)	encumbrances or restrictions contained in any Indebtedness or other agreement incurred by a Foreign Restricted Subsidiary;

(14)	encumbrances or restrictions in connection with a Qualified Securitization Transaction; and

(15)	any other indenture or certificate of designation governing preferred stock so long as the restrictions contained therein are no more materially restrictive than those in the indenture relating to the Notes.

Merger, Consolidation or Sale of All or Substantially All Assets

The Company will not: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation) or (2) directly or indirectly, sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties and assets of the Company and its Subsidiaries taken as a whole, in one or more related transactions, to another Person or Persons, unless:

(a)	either: (1) the Company is the surviving corporation; or (2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (A) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and (B) expressly assumes, by a supplemental indenture executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes, the Indenture and the Registration Rights Agreement; and

(b)	immediately after giving effect to such transaction, no Default or Event of Default exists; and

(c)	immediately after giving effect to such transaction on a pro forma basis, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant; and

(d)	each Subsidiary Guarantor, unless such Subsidiary Guarantor is the Person with which the Company has entered into a transaction under this “Merger, Consolidation or Sale of All or Substantially All Assets” covenant, shall have by supplemental indenture to its Subsidiary Guarantee confirmed that its Subsidiary Guarantee shall apply to the obligations of the Company or the Surviving Person in accordance with the Notes and the Indenture and its obligations under the Registration Rights Agreement shall continue to be in effect; and

(e)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer or conveyance and such supplemental indenture (if any) comply with the Indenture.

This “Merger, Consolidation or Sale of All or Substantially All Assets” covenant will not apply to (a) any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets (i) between or among the Company and any of its Restricted Subsidiaries or (ii) entered into for the purpose of reincorporating an entity in another jurisdiction or (b) any reorganization that results in all of the Capital Stock of the Company being held by a Parent Entity provided that the shareholders of the Parent Entity immediately after such reorganization are the shareholders of the Company immediately preceding such reorganization.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary at the time of such transaction in arm’s-length dealings with a Person that is not an Affiliate of the Company; and

(b)	the Company delivers to the Trustee:

(1) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million in any fiscal year, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors; and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million in any fiscal year, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(a)	transactions between or among the Company and/or its Restricted Subsidiaries;

(b)	Restricted Payments or Permitted Investments that are permitted or not prohibited by the “Restricted Payments” covenant;

(c)	any sale of Equity Interests (other than Disqualified Stock) of the Company;

(d)	payment of reasonable fees and compensation to, and indemnity provided on behalf of, directors and officers of the Company;

(e)	any issuances of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans and other reasonable fees, compensation, benefits and indemnities paid or entered into by the Company or its Restricted Subsidiaries in the ordinary course of business to or with current or former officers, directors, employees or consultants of the Company and its Restricted Subsidiaries;

(f)	any arrangement as in effect on the date of the Indenture or any amendment or extension to such arrangement (so long as any amendment or extension is not disadvantageous to Holders of Notes in any material respect) or any transaction contemplated thereby;

(g)	tax sharing agreements among the Company and its Restricted Subsidiaries;

(h)	transactions with a Person that is an Affiliate of the Company solely because the Company or any of its Restricted Subsidiaries owns Capital Stock in such Person;

(i)	any Qualified Securitization Transaction;

(j)	transactions permitted under “Merger, Consolidation or Sale of All or Substantially All Assets;” and

(k)	loans or advances to officers, directors, employees or consultants in the ordinary course of business of the Company or its Restricted Subsidiaries (including travel, entertainment and moving expenses) or guarantees in respect thereof or otherwise made on their behalf (including payment on such guarantees) made in compliance with applicable law.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary; provided that:

(a)	any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated will be deemed to be an incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such incurrence of Indebtedness would be permitted under the covenant described above under the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(b)	the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the “Restricted Payments” covenant;

(c)	such Subsidiary does not own any Equity Interests of, or hold any Liens on any property of, the Company or any Restricted Subsidiary;

(d)	the Subsidiary being so designated:

(1) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; and

(2) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Equity Interests or (B) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(e)	no Default or Event of Default would be in existence following such designation.

Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that:

(a)	such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if such Indebtedness is permitted under the covenant described under the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

(b)	all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such Investments shall only be permitted if such Investments would be permitted under the covenant described above under the “Restricted Payments” covenant;

(c)	all Liens of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the “Liens” covenant; and

(d)	no Default or Event of Default would be in existence following such designation.

Limitations on Issuances of Guarantees by Restricted Subsidiaries

The Company will not permit any of its Restricted Subsidiaries (other than a Foreign Restricted Subsidiary) to Guarantee the payment of any other Indebtedness of the Company, unless such Restricted Subsidiary is a Subsidiary Guarantor or simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Subsidiary Guarantee shall be senior to or pari passu in right of payment with such Subsidiary’s Guarantee of such other Indebtedness unless such other Indebtedness is Senior Debt, in which case the Subsidiary Guarantee of the Notes may be subordinated in right of payment to the Guarantee of such Senior Debt to the same extent as the Notes are subordinated in right of payment to such Senior Debt.

Limitations on Merger, Consolidation and Sale of All or Substantially all Assets by Subsidiary Guarantors

A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than the Company or another Subsidiary Guarantor, unless:

(a)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(b)	either:

(1)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of such Subsidiary Guarantor under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(2)	such sale or other disposition complies with the “Asset Sale” covenant, including the application of the Net Proceeds therefrom.

Release of Subsidiary Guarantees

The Subsidiary Guarantee of a Subsidiary Guarantor will be released:

(a)	in connection with any sale or other disposition of a majority of the capital stock of a Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale or other disposition complies with the “Asset Sale” covenant;

(b)	in connection with any sale or disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not

(either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor complies with the “Asset Sale” covenant;

(c)	in connection with the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee pursuant to this covenant (including any deemed release upon payment in full of all obligations under such Indebtedness), except a discharge or release by, or as a result of, a payment under such Guarantee;

(d)	in connection with the release of such Subsidiary Guarantor from its Guarantee under the Credit Agreement;

(e)	if the Company properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary; or

(f)	in connection with the liquidation, dissolution or winding up of a Subsidiary Guarantor.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to all Holders of the Notes and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, after the consummation of the Exchange Offer, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, within the time periods specified in the Commission’s rules and regulations:

(a)	all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(b)	all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the Commission, after consummation of the Exchange Offer, the Company will file a copy of all of the information and reports referred to in clauses (a) and (b) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to prospective investors upon request. In addition, the Company and the Subsidiary Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default in the payment of any interest on any Note when it becomes due and payable and continuance of such default for a period of 30 days;

(2)	default in the payment of the principal of, or premium, if any, on any Note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

(3)	default in the performance, or breach, of the provisions described in “Merger, Consolidation or Sale of All or Substantially All Assets,” the failure to make or consummate a Change in Control Offer in accordance with the provisions described under the caption “Repurchase at the Option of Holders “Change of Control” or the failure to make or consummate an Asset Sale Offer in accordance with the provisions described under the caption “Repurchase at the Option of Holders “Asset Sales”;

(4)	default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor contained in the Indenture or any Subsidiary Guarantee (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clauses (1), (2) or (3) above) and continuance of such default or breach for a period of 30 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

(5)	(a) one or more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or any Significant Subsidiary aggregating $15.0 million or more, when the same becomes due and payable at the Stated Maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or the Indebtedness repaid in full within ten days of the default or (b) Indebtedness of the Company or any Significant Subsidiary aggregating $15.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required prepayment) prior to the Stated Maturity thereof and such acceleration has not been rescinded or the Indebtedness repaid in full within ten days of the acceleration or requirement to be repaid or repurchased;

(6)	one or more judgments or orders shall be rendered against the Company or any Significant Subsidiary for the payment of money, either individually or in an aggregate amount, in excess of $15.0 million (net of any net cash proceeds received from insurance companies) and shall not be discharged and either (a) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect;

(7)	any Subsidiary Guarantee of a Significant Subsidiary ceases to be in full force and effect or is declared null and void or any of the Subsidiary Guarantees of Significant Subsidiaries is found to be invalid or any Guarantor which is a Significant Subsidiary denies that it has any further liability under any Subsidiary Guarantee, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Subsidiary Guarantee in accordance with the Indenture); or

(8)	the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Significant Subsidiary of the Company (or any Subsidiaries that together would constitute a Significant Subsidiary), all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable by notice in writing to the Company specifying the respective Event of Default in accordance with the provisions of the Indenture; provided, however, that so long as any Obligations under any Credit Facilities shall be outstanding, the acceleration shall not be effective until the earlier of (1) an acceleration of Indebtedness under such Credit Facilities or (2) five business days after receipt by the Company and the agent under such Credit Facilities of written notice of such declaration of acceleration of the Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or additional interest) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, or rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Defaults or Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived, in each case, except a continuing Default or Event of Default in the payment of interest or additional interest, if any, on, or the principal of, the Notes. The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(a)	the Holder gives the Trustee written notice of a continuing Event of Default;

(b)	the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(c)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(d)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(e)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium or additional interest, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs during any time that the Notes are outstanding, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

The Company is required to deliver to the Trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or the Subsidiary Guarantors under the Notes, the Indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have some or all of its obligations discharged with respect to the outstanding Notes and some or all obligations of the Subsidiary Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(a)	the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and additional interest, if any, on such Notes when such payments are due from the trust referred to below;

(b)	the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(c)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Subsidiary Guarantor’s obligations in connection therewith; and

(d)	the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Subsidiary Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(a)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, recognized investment bank or other appraisal firm, to pay the principal of, or interest and premium and additional interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(b)	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (2) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)	no Default or Event of Default shall have occurred and be continuing either: (1) on the date of such deposit; or (2) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(e)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(f)	the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;

(g)	if the Notes are to be redeemed prior to their Stated Maturity, the Company must deliver to the Trustee irrevocable instructions to redeem all of the Notes on the specified redemption date; and

(h)	the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(a)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(b)	reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes;

(c)	reduce the rate of or change the time for payment of interest on any Note;

(d)	waive a Default or Event of Default in the payment of principal of, or interest or premium or additional interest, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(e)	make any Note payable in money other than U.S. dollars;

(f)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or additional interest, if any, on the Notes;

(g)	release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(h)	impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Subsidiary Guarantees;

(i)	following the mailing of an offer, amend, change or modify the obligation of the Company to make and consummate an Asset Sale Offer with respect to any Asset Sale in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the “Repurchase at the Option of Holders—Change of Control” covenant, including, in each case, amending, changing or modifying any definition relating thereto;

(j)	except as otherwise permitted under the “Merger, Consolidation and Sale of All or Substantially All Assets” covenant and the “Limitation on Issuance of Guarantees by Restricted Subsidiaries” covenant, consent to the assignment or transfer by the Company or any Subsidiary Guarantor of any of their rights or obligations under the Indenture;

(k)	amend or modify any of the provisions of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Subsidiary Guarantee in any manner adverse to the holders of the Notes or any Subsidiary Guarantee; or

(l)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

(a)	to cure any ambiguity, defect, omission or inconsistency;

(b)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(c)	to provide for the assumption of the Company’s or any Subsidiary Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Subsidiary Guarantor’s assets;

(d)	to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder in any material respect;

(e)	to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(f)	comply with the provision described under the “Limitations on Issuances of Guarantees by Restricted Subsidiaries” covenant;

(g)	evidence and provide for the acceptance of appointment by a successor Trustee;

(h)	to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture as of the date hereof; or

(i)	to allow any Subsidiary of the Company or any of its Subsidiaries to execute a supplemental indenture to become a Subsidiary Guarantor or to execute a Subsidiary Guarantee with respect to the Notes.

For all purposes under the Indenture, the Notes, the Exchange Notes and the Private Placement Notes shall vote together as one series.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(a)	either:

(1)	all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(2)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and additional interest, if any, and accrued interest to the date of maturity or redemption;

(b)	in the case of clause (a)(2) above, no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit;

(c)	the Company or any Subsidiary Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(d)	in the case of clause (a)(2) above, the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Company or any Subsidiary Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Form Denomination, Book-Entry Procedures and Transfer

The Exchange Notes will be issued in the form of one or more global securities (collectively, the “Global Notes”). The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to DTC or another nominee of DTC. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form. The information in this section concerning DTC and its book-entry systems has been obtained from sources we believe to be reliable.

Depository Procedures

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodian relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it, (1) upon deposit of the Global Notes, DTC will credit the accounts of Participants with the respective principal amount of the individual beneficial interests represented by such Global Notes owned by them and (2) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or records maintained by the Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes may hold their interests therein directly through DTC if they are Participants in such system, or indirectly through organizations that are Participants in such system.

The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can only act on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest. For certain other restrictions on the transferability of the notes, see “Exchange of Book-Entry Notes for Certificated Notes.”

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the trustee nor any agent thereof has or will have any responsibility or liability for:

•	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes, or

•	maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes, or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of payment in respect of securities such as the notes, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or our company. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.

Interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity and such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account interests in the Global Notes are credited and only in respect to such portion of the principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC reserves the right to exchange the Global Notes for legended notes in certified form and to distribute such notes to its Participants.

Although DTC agreed to the foregoing procedures to facilitate transfers of interest in the Global Notes among Participants, DTC is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the per by DTC, or its respective Participants or Indirect Participants, of their respective obligations under the rules and procedures governing DTC’S operations.

Except as described below, owners of interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(a)	DTC (1) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company fails to appoint a successor depositary or (2) has ceased to be a clearing agency registered under the Exchange Act;

(b)	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(c)	there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchanges Between Global Notes

Beneficial interests in the Private Placement Existing Notes and represented by one or more notes in global form, without interest coupons (the “Private Placement Global Note”) may be exchanged for beneficial interests in the Global Note as follows: (1) prior to the expiration of two years after the original issuance of the Private Placement Existing Notes (the “Private Placement Restricted Period”), (a) if the holder of such Private Placement Existing Note effects a transfer pursuant to a registration statement covering the resale of the Private Placement Existing Notes that has been declared effective by the SEC and is current, or (b) if the holder of such Private Placement Existing Note effects a transfer of the Private Placement Existing Note pursuant to Rule 144 promulgated under the Securities Act; or (2) following the expiration of the Private Placement Restricted Period and assuming compliance with Rule 144(k), at the request of a holder of a beneficial interest in the Private Placement Global Note; provided that in each case of (1)(b) and (2), the holder of such Private Placement Existing Notes shall provide an opinion of counsel of recognized standing to the Trustee confirming such transfer is in compliance with Rule 144.

Transfers involving exchanges of beneficial interests between the Global Notes will be effected in DTC by means of an instruction originated by the Trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of one Global Note and a corresponding increase in the principal amount of the other Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest.

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL™ market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(a)	Indebtedness of any other Person existing at the time such other Person is merged with or into, or becomes a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(b)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means (a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (b) any executive officer or director of such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(a)	the sale, lease (other than an operating lease entered into in the ordinary course of business), conveyance or other disposition of any assets or rights outside the ordinary course of business; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of

All or Substantially All Assets” and not by the provisions of the section described above under the caption “—Repurchases at the Option of Holders—Asset Sales;” and

(b)	the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any Restricted Subsidiary of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, the following items shall be deemed not to be Asset Sales:

(a)	any single transaction or series of related transactions that involves assets having a fair market value of less than $1.5 million;

(b)	a sale or transfer of assets between or among the Company and its Restricted Subsidiaries;

(c)	an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(d)	the sale, license, sublicense or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(e)	the sale or other disposition of Cash Equivalents;

(f)	a Restricted Payment or Permitted Investment that is permitted or not prohibited by “-Certain Covenants-Restricted Payments”;

(g)	the sale of damaged, obsolete or worn out property or equipment, or property or equipment that is no longer necessary in the conduct of the business of the Company and its Restricted Subsidiaries or property or equipment acquired in connection with an acquisition;

(h)	the sale of Capital Stock of an Unrestricted Subsidiary;

(i)	sales of assets by the Company and its Restricted Subsidiaries consisting of leases and subleases of real property solely to the extent that such real property is not necessary for the normal conduct of operations of the Company and its Restricted Subsidiaries;

(j)	foreclosure on assets;

(k)	sales or discounts of receivables (including the sale or assignment to factors of accounts) by the Company and its Restricted Subsidiaries in the ordinary course of business;

(l)	sales of Hedging Obligations;

(m)	any transfer or disposition of Receivables and Related Assets in a Qualified Securitization Transaction; and

(n)	transactions permitted under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets.”

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales or similar contingent amounts) during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Average Life” means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (a) the sum of the products of (1) the number of years from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (2) the amount of each such principal payment by (b) the sum of all such principal payments.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

“Board of Directors” means:

(a)	with respect to a corporation, the board of directors of the corporation;

(b)	with respect to a partnership, the board of directors of the general partner of the partnership; and

(c)	with respect to any other Person, the board or committee of such Person serving a similar function.

In each case, a committee may function as the Board of Directors with respect to a particular matter if it has been duly delegated authority by the Board of Directors.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(a)	in the case of a corporation, corporate stock;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(d)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(a)	United States dollars;

(b)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

(c)	marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s Ratings Services or Moody’s Investor Service, Inc;

(d)	deposit accounts, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(e)	repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (b) and (d) above entered into with any financial institution meeting the qualifications specified in clause (d) above;

(f)	commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. and in each case maturing within one year after the date of acquisition;

(g)	money market funds, at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (e) of this definition; and

(h)	investments made by Foreign Subsidiaries in local currencies in instruments issued by or with entities of such jurisdiction having substantially correlative attributes to the foregoing.

“Change of Control” means the occurrence of any of the following:

(a)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time (exclusive of any rights of first refusal, rights of first offer, rights under proxies or similar rights that have not been exercised)), directly or indirectly, of more than a majority of the total voting power of all outstanding Voting Stock of the Company;

(b)

the Company consolidates with, or merges with or into, another Person (other than a Restricted Subsidiary) or conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person (other than a Restricted Subsidiary), or any Person (other than a Restricted Subsidiary) consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction (1) where the outstanding Voting Stock of the Company is not converted or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation of the Company) or is converted into or exchanged for (A) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation or (B) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation and cash, securities and other property (other than Capital Stock of the surviving or transferee corporation) in an amount that could be paid by the Company as a Restricted Payment as described under the “Restricted Payments” covenant and (2) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (exclusive of any rights of first refusal, rights of first offer, rights under proxies or similar rights that have not been exercised)), directly or indirectly, of more than a majority of the total voting power of all outstanding Voting Stock of the surviving or transferee corporation;

(c)	during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election to such Board of Directors, or whose nomination for election by the stockholders of the Company, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or

(d)	the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under “Merger, Consolidation or Sale of All or Substantially All Assets”;

provided, that notwithstanding the foregoing, the occurrence of a reorganization that results in all the Capital Stock of the Company being held by a Parent Entity shall not result in a Change of Control; provided further that the shareholders of the Parent Entity immediately after such reorganization are the shareholders of the Company immediately preceding such reorganization.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(a)	provision for taxes based on income or profits (and any franchise, single business, uniform or withholding taxes imposed in lieu of income taxes) of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(b)	Fixed Charges to the extent deducted in computing such Consolidated Net Income; plus

(c)	consolidated amortization expense or impairment charges recorded in connection with the application of Financial Accounting Standards No. 142 “Goodwill and Other Intangibles,” depreciation and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(d)	any increase in the cost of sales or other write-offs or other increased costs resulting from purchase accounting in relation to any acquisitions occurring after the Issue Date, net of taxes; minus

(e)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be paid as a dividend to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all material agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(a)	the Net Income (and loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary thereof;

(b)	the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equityholders (except to the extent of the amount of dividends or distributions that have been actually paid to the Company or one or more Restricted Subsidiaries not subject to any such restrictions);

(c)	the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition shall be excluded;

(d)	the cumulative effect of a change in accounting principles shall be excluded;

(e)	the Net Income (or loss) of any Unrestricted Subsidiary shall be excluded, except to the extent distributed to the specified Person or one of its Subsidiaries;

(f)	non-cash charges relating to employee benefit or other management compensation plans of the Company or any of its Restricted Subsidiaries or any non-cash compensation charge arising from any grant, issuance or repricing of stock, stock options or other equity-based awards or, in each case, any amendment, modification, substitutions or change thereof, of the Company or any of its Restricted Subsidiaries in each case, to the extent that such non-cash charges are deducted in computing such Consolidated Net Income will be excluded;

(g)	(i) unusual or nonrecurring losses or charges or restructuring or one-time charges (including, without limitation, severance, relocation and other restructuring costs), and related tax effects, will be excluded (in calculating Consolidated Net Income for purposes of the Fixed Charge Coverage Ratio only) and (ii) non-cash items classified as extraordinary (as determined in accordance with GAAP), and related tax effects, will be excluded; and

(h)	non-cash expenses attributable to Hedging Obligations will be excluded.

“Credit Agreement” means that certain Loan and Security Agreement, dated as of October 1, 2002, as amended, by and among the Company, the guarantor Subsidiaries named therein, Congress Financial Corporation (Florida), as Agent, and the other lenders named therein, including any related letters of credit, notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced from time to time by one or more credit facilities, in which case, the credit agreement or similar agreement together with all other documents and instruments related thereto shall constitute the “Credit Agreement,” whether with the same or different agents and lenders and whether or not increasing the amount thereunder.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement and the Letter of Credit Facilities (and any hedging arrangements with the lenders thereunder or Affiliates of such lenders, secured by the collateral securing the Company’s Obligations under the Credit Agreement) or commercial paper facilities or other agreements or indentures, in each case with banks or other lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables)) or letters of credit or other debt, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time by one or more of such facilities, whether with the same or different banks and lenders and whether or not increasing the amount thereunder.

“Currency Agreements” means any spot or forward foreign exchange agreements and currency swap, currency option or other similar financial agreements or arrangements entered into by the Company or any of its Restricted Subsidiaries designed to protect against or manage exposure to fluctuations in foreign currency exchange rates.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is six months after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the “Restricted Payments” covenant. The term “Disqualified Stock” shall also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, on or prior to the date that is six months after the date on which the Notes mature.

“Domestic Subsidiary” means any Subsidiary of the Company that was formed under the laws of the United States or any state thereof or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offer and sale of Capital Stock (other than Disqualified Stock) of the Company or its Subsidiaries.

“Existing Indebtedness” means the aggregate principal amount of Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement and the Notes) in existence on the date of the Indenture, until such amounts are repaid.

“fair market value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, and with respect to Asset Sales in excess of $5 million, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(a)	the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and provided that with respect to Hedging Obligations, only the net cash effect of all cash payments made or received pursuant to Hedging Obligations shall be included; plus

(b)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(c)	any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(d)	the product of (1) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (2) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

Notwithstanding the foregoing, Fixed Charges (a) will not include amortization of debt issuance costs, debt extinguishment costs and the write off of debt amortization costs, and (b) will not include premiums paid by the Company or any of its subsidiaries in connection with the call or redemption of debt.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (in each case other than revolving credit facilities) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(a)	acquisitions and dispositions of business entities or property and assets for which pro formas can be derived of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow attributable to such discontinued operations for such reference period shall be calculated on a pro forma basis in accordance with GAAP;

(b)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP shall be excluded;

(c)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Subsidiaries following the Calculation Date and are in excess of the Consolidated Cash Flow attributable to such discontinued operations that will be obtained following the Calculation Date; and

(d)	consolidated interest expense attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that (i) is not organized under the laws of the United States of America or any state thereof or the District of Columbia or (ii) is organized under the laws of the United States of America or any state thereof or the District of Columbia but has no material asset other than Capital Stock of one or more Persons described in clause (i) above.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date the Notes are issued or, with respect to financial reporting requirements, from time to time.

“Guarantee” means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness. The terms “guarantee” and “guaranteed” used as a verb shall have a correlative meaning.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(a)	any interest rate protection agreements, including interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements;

(b)	commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements; and

(c)	foreign exchange contracts, currency swap agreements, currency option agreements, currency exchange agreements and other agreements or arrangements.

“incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (a) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (b) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness (to the extent provided for when the Indebtedness on which such interest is paid was originally issued) shall be considered an incurrence of Indebtedness.

“Indebtedness” means, with respect to any specified Person, any indebtedness (excluding (i) obligations under licenses, sublicenses or other similar arrangements or agreements, or any guarantees thereof, (ii) any guarantees by the Company or any Parent Entity of obligations of any Restricted Subsidiary thereof, or any guarantees by a Restricted Subsidiary of the Company or any Parent Entity of obligations of another Restricted Subsidiary of the Company or any Parent Entity, entered into in the ordinary course of business, (iii) obligations under factoring arrangements entered into in the ordinary course of business and (iv) obligations of the Company and its Restricted Subsidiaries (other than any Securitization Entity) under Standard Securitization Undertakings in connection with a Qualified Securitization Transaction) of such Person, whether or not contingent, in respect of:

(a)	borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations with respect to the purchase price of property entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement;

(c)	banker’s acceptances;

(d)	Capital Lease Obligations and Attributable Debt;

(e)	the balance deferred and unpaid of the purchase price of any property (excluding inventory or any acquisition of rights or assets, the consideration of which consists of a license, royalty or other similar type of payment or fee) which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except any such balance that constitutes an accrued expense or trade payable;

(f)	Hedging Obligations; or

(g)	Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.

In addition, the term “Indebtedness” includes (1) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, and (2) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market shall be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock.

The amount of any Indebtedness outstanding as of any date shall be the outstanding balance at such date of all unconditional obligations as described above, provided that the obligation to repay money borrowed and set aside at the time of the incurrence of any Indebtedness in order to pre-fund the payment of the interest on such Indebtedness shall be deemed not to be “Indebtedness” so long as such money is held to secure the payment of such interest.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans or other extensions of credit (including Guarantees or other arrangements, but excluding (i) advances to or receivables from customers or suppliers or the like in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business and (ii) factoring arrangements), advances (excluding commission, travel and similar advances to officers and employees made consistent with past practices or in the ordinary course of business), capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Investment in such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of “-Certain Covenants-Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of “-Certain Covenants-Restricted Payments.”

“Letter of Credit Facilities” means the letters of credit entered into by the Company in the ordinary course of business, as the same may be amended, supplemented or otherwise modified including any refinancing, refunding, replacement of extension thereof.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, in each case to secure the payment of Indebtedness, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction (other than customary financing statements).

“Net Income” means, with respect to any specified Person, the net income (and loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, any gain (and loss), together with any related provision for taxes on such gain (and loss), realized in connection with: (1) any asset sale outside the ordinary course of business; or (2) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness, secured by a Lien on the asset or assets that were the subject of such Asset Sale or otherwise required to be repaid as a result of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP or escrows or indemnities established in connection with the transaction.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent Entity” means the entity that holds all of the Capital Stock of the Company upon the occurrence of a reorganization.

“Pari Passu Indebtedness” means (a) with respect to the Notes, Indebtedness that ranks pari passu in right of payment to the Notes and (b) with respect to any Subsidiary Guarantee, Indebtedness that ranks pari passu in right of payment to such Subsidiary Guarantee.

“Permitted Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the date of the calculation and other businesses complementary or reasonably related or ancillary thereto.

“Permitted Holders” means, as of the date of determination, (a) Oscar Feldenkreis, George Feldenkreis, their spouses, their respective lineal descendants and the spouses of such lineal descendants, (b) any Person controlled by any of the Persons included in the foregoing clause (a) (as the term “controlled” is defined under the definition of “Affiliate”), (c) trusts for the benefit of any of the Persons included in the foregoing clause (a), and (d) any charitable foundation a majority of whose members, trustees or directors, as the case may be, are Persons included in the foregoing clause (a).

“Permitted Investments” means:

(a)	any Investment in the Company or in a Restricted Subsidiary of the Company (including, without limitation, Guarantees of Obligations with respect to any Credit Facilities);

(b)	any Investment in cash and Cash Equivalents;

(c)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(1)	such Person becomes a Restricted Subsidiary of the Company, or

(2)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(d)	any Investment made as a result of the receipt of non-cash consideration from an asset sale that was made pursuant to and in compliance with the covenant described above under the caption “-Repurchase at the Option of Holders-Asset Sales”;

(e)	Investments acquired solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(f)	Hedging Obligations that are incurred for the purpose of managing the exposure of the Company or its Restricted Subsidiaries against fluctuations in interest rates, commodity prices or foreign currency exchange rates, and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnifies and compensation payable thereunder;

(g)	Investments by the Company or its Restricted Subsidiaries in stock, obligations or securities received in settlement or good faith compromise of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(h)	Investments by the Company and its Restricted Subsidiaries constituting endorsements for collection or deposit in the ordinary course of business;

(i)	Guarantees made in accordance with “-Certain Covenants-Incurrence of Indebtedness and Issuances of Preferred Stock”;

(j)	any Investment received in exchange for the Capital Stock of an Unrestricted Subsidiary and Investments owned by an Unrestricted Subsidiary upon its redesignation as a Restricted Subsidiary;

(k)	any Investments existing as of the date the Notes are issued and any extension, modification or renewal thereof;

(l)	Investments by the Company or any Restricted Subsidiary in a Securitization Entity (and by a Securitization Entity in any other Person) in connection with a Qualified Receivables Transaction;

(m)	loans and advances to officers, directors, consultants and employees of the Company and its Restricted Subsidiaries for travel, entertainment, relocation and analogous ordinary business purposes in an aggregate amount of $1.0 million at any time outstanding;

(n)	Investments in joint ventures or similar entities that are not a Restricted Subsidiary, not to exceed on the date of the Investment $5.0 million at any time outstanding (with the value of such Investment being measured at the time made and without giving effect to subsequent changes in value);

(o)	other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (o) since the date of the Indenture and still outstanding, not to exceed $5.0 million;

(p)	stock, obligations or securities received in satisfaction of judgments; and

(q)	Investments by the Company and its Restricted Subsidiaries consisting of other loans to customers or suppliers in an amount not to exceed $2.0 million at any time outstanding.

“Permitted Liens” means:

(a)	Liens existing on the date of this Indenture;

(b)	Liens securing Indebtedness that is permitted to be incurred under “-Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(c)	Liens in favor of the Company or any Restricted Subsidiary;

(d)	Liens securing the Notes and any Subsidiary Guarantee;

(e)	Liens securing Acquired Debt created prior to (and not in connection with, or in contemplation of) the incurrence of such Indebtedness by the Company or any Restricted Subsidiary; provided that such Lien does not extend in any material manner to any assets or property other than those of the Person merged into or consolidated with the Company or such Restricted Subsidiary;

(f)	Liens securing Indebtedness permitted to be incurred under Hedging Obligations;

(g)	Liens for taxes, assessments, governmental charges, levies or claims that have not yet become delinquent or are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(h)	statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(i)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(j)	Liens incurred or deposits made to secure the performance of tenders, bids, trade contracts, leases, statutory or regulatory obligations, bankers’ acceptances, surety and appeal bonds, contractual arrangements with landlords or suppliers, government contracts, performance and return-of -money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(k)	easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries;

(l)	leases, subleases or licenses granted to others entered into in the ordinary course of business of the Company and its Restricted Subsidiaries;

(m)	Liens (including extensions and renewals thereof) upon real or personal property, provided that:

(1)	such Lien is created solely for the purpose of securing Indebtedness incurred in accordance with the “Limitation on Indebtedness” covenant (A) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of, or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property; or (B) to refinance any Indebtedness previously so secured; and

(2)	the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs.

(n)	any interest or title of a lessor in the property subject to any Capitalized Lease Obligation or operating lease;

(o)	Liens arising from filing Uniform Commercial Code financing statements regarding leases, operating leases, consignments or similar arrangements or equipment or other materials which are not owned by the borrower but located on the borrower’s premises;

(p)	Liens arising from any judgment, decree or order of any court against the Company or any Restricted Subsidiary, so long as the Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall have expired;

(q)	Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(r)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company and its Restricted Subsidiaries;

(s)	Liens on shares of Capital Stock of any Unrestricted Subsidiary to secure Indebtedness;

(t)	Liens to secure Indebtedness incurred pursuant to clause (9) of the second paragraph of the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant;

(u)	the security interests and liens of a factor pursuant to any factoring arrangement;

(v)	Liens on assets transferred to a Securitization Entity or assets of a Securitization Entity, in either case incurred in connection with a Qualified Securitization Transaction;

(w)	Liens on Indebtedness of or otherwise related to Foreign Subsidiaries; and

(x)	Any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (a) to (w); provided that such extension, renewal or replacement does not extend any additional property or assets.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Qualified Securitization Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which (a) the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to a Securitization Entity its interests in Receivables and Related Assets and (b) such Securitization Entity transfers to any other Person interests in, or grants a security interest in, such Receivables and Related Assets, pursuant to a transaction customary in the industry.

“Receivables and Related Assets” means any account receivable (including any items of property that would be classified as an “account,” “chattel paper,” a “payment intangible” or an “instrument” under the Uniform Commercial Code of the State of New York and any “supporting obligations” as defined therein), whether now existing or arising thereafter, of the Company or any Restricted Subsidiary, and any assets related thereto including all collateral securing such accounts receivable, all contracts and contract rights and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interest are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Redeemable Capital Stock” means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

“Replacement Assets” means (a) property, business or assets that will be used or useful in a Permitted Business or (b) substantially all the property, business or assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business for a majority of its operations that will become on the date of acquisition thereof a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Sale and leaseback transaction” means, with respect to any Person, any transaction involving any of the assets or properties of such Person whether now owned or hereafter acquired, whereby such Person sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which such Person intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

“Securitization Entity” means a Restricted Subsidiary (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers Receivables and Related Assets) that, in the case of a Restricted Subsidiary, engages in no activities other than in connection with the financing of Receivables and Related Assets and that is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity and:

(a)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(1)	is guaranteed by the Company or any Restricted Subsidiary (excluding Guarantees (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(2)	is recourse to or obligates the Company or any Restricted Subsidiary (other than such Securitization Entity) in any way other than pursuant to Standard Securitization Undertakings; or

(3)	subjects any property or asset of the Company or any Restricted Subsidiary (other than such Securitization Entity) directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b)	with which neither the Company nor any Restricted Subsidiary (other than such Securitization Entity) has any material contract, agreement, arrangement or understanding other than on terms, taken as a whole, that are not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity; and

(c)	to which neither the Company nor any Restricted Subsidiary (other than such Securitization Entity) has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any designation of a Subsidiary as a Securitization Entity shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the preceding conditions and was permitted by the indenture.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X under the Exchange Act as in effect on the date of the Indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary that are reasonably customary in an accounts receivable securitization transaction.

“Subordinated Indebtedness” means Indebtedness of the Company or a Guarantor that is expressly subordinated in right of payment to the Notes or the Subsidiary Guarantee of such Guarantor, as the case may be.

“Subsidiary” means, with respect to any specified Person:

(a)	any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b)	any partnership (1) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (2) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee by any Subsidiary Guarantor of the Company’s payment obligations under the Notes on a senior subordinated basis.

“Subsidiary Guarantors” means each guarantor of the Notes on the Issue Date and after the Issue Date, any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns until released from their obligations under their Subsidiary Guarantees and the Indenture in accordance with the terms of the Indenture.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the “Designation of Restricted and Unrestricted Subsidiaries” covenant and any Subsidiary of such Subsidiary.

“Voting Stock” of any Person as of any date means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or Investments by foreign nationals mandated by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

REGISTRATION RIGHTS

We, the guarantors and a initial purchasers entered into a registration rights agreement on September 22, 2003, pursuant to which we and the guarantors agreed, for the benefit of the holders of the Existing Notes, that we would, at our own expense, (i) file an exchange offer registration statement with the SEC with respect to an offer to exchange the Existing Notes for the Exchange Notes having substantially identical terms in all material respects to the Existing Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or interest rate increases as described herein) within 60 calendar days after the issue date of the Existing Notes, (ii) use our best efforts to cause the exchange offer registration statement to be declared effective by the SEC under the Securities Act within 150 calendar days after the issue date and (iii) use our best efforts to consummate the exchange offer within 180 calendar days after the issue date. Upon the exchange offer registration statement being declared effective, we will offer the Exchange Notes in exchange for the surrender of the Existing Notes. We and the guarantors will keep the exchange offer open for at least 30 days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to holders of the Existing Notes.

If (i) any changes in law or the applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, (ii) for any other reason the exchange offer is not consummated within 180 days after the issue date, (iii) under certain circumstances, if the initial purchasers shall so request or (iv) any holder of Existing Notes (other than the initial purchasers) is not eligible to participate in the exchange offer, we and the guarantors will, at our expense, (a) as promptly as practicable, file with the SEC a shelf registration statement covering resales of the Existing Notes by the 45th day after we become obligated to make such filing, (b) use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to 60 days after the filing of the shelf registration statement and (c) use our best efforts to keep effective the shelf registration statement until the earlier of such date when all Existing Notes covered by the shelf registration statement have been sold in the manner set forth and as contemplated in the shelf registration statement or when the Existing Notes become eligible for resale pursuant to Rule 144 under the Securities Act without volume restrictions, if any. We, will, in the event of the filing of the shelf registration statement, provide to each holder of the Existing Notes copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the Existing Notes. A holder of Existing Notes that sells its Existing Notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations thereunder). In addition, each holder of the Existing Notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their Existing Notes included in the shelf registration statement and to benefit from the provisions regarding liquidated damages set forth in the following paragraph.

If (a) we fail to use our best efforts to have the exchange offer registration statement declared effective on or prior to the 150th calendar day following the issue date, (b) we fail to use our best efforts to have the exchange offer consummated on or prior to the 180th calendar day following the issue date, (c) we do not file the shelf registration statement by the 45th day after we become obligated to or (d) the shelf registration statement is not declared effective on or prior to the 60th day after it has been filed (each a “Registration Default”), the interest rate borne by the Existing Notes shall be increased by one-half of one percent per annum following such Registration Default which rate will be increased by an additional one-half of one percent per annum for each 90-day period that any additional interest continues to accrue; provided that the aggregate increase in such annual interest rate may in no event exceed one and one-half percent. Upon the cure of a Registration Default, the interest rate borne by the Existing Notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the original interest rate if we and the guarantors are otherwise in compliance with this paragraph; provided, however, that if, after any such reduction in interest rate, a different event specified as a Registration Default above occurs, the interest rate may again be increased pursuant to the foregoing provisions. In addition, the information set forth above concerning certain interpretations of and positions taken by the staff of the SEC is not intended to constitute legal advice, and prospective investors should consult their own advisors with respect to such matters.

PLAN OF DISTRIBUTION

Based on positions taken by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued in exchange for Existing Notes pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by holders thereof, other than any holder which is

•	an “affiliate” of ours within the meaning of Rule 405 under the Securities Act,

•	a broker-dealer who acquired Exchange Notes directly from us, or

•	a broker-dealer who acquired Exchange Notes as a result of market-making or other trading activities,

without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders’ business, and such holders are engaged in and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such Exchange Notes.

Each holder of Existing Notes, excluding holders of the Private Placement Existing Notes, who wishes to exchange its Existing Notes for Exchange Notes in the exchange offer will be required to make representations to us as set forth in “The Exchange Offer.” Holders who tender Existing Notes in the exchange offer with the intention of participating in a distribution of the Exchange Notes may not rely upon no-action letters issued to third parties, including “E Capital Holdings Corporation” (available May 13, 1988), “Morgan Stanley & Co. Incorporated” (available June 5, 1991), “Mary Kay Cosmetics, Inc.” (available June 5, 1991), “Warnaco, Inc.” (available October 11, 1991) and Shearman & Sterling” (available July 2, 1993) or similar no-action letters.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Existing Notes where such Existing Notes were acquired as a result of market-making activities or other trading activities. In addition, until January 13, 2004 all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus. We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus, and any amendment, supplement or documents incorporated in this prospectus, available to any broker-dealer for use in connection with such resale. In addition, until 90 days after consummation of the exchange offer all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter”, within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the Existing Notes), other than commissions or concessions of any broker-dealers, and will indemnify the holders of the Existing Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

CERTAIN FEDERAL TAX CONSIDERATIONS

Effect of Exchange of Existing Notes for Exchange Notes

The following discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. We recommend that each holder consult such holder’s own tax advisor as to the particular tax consequences of exchanging such holder’s Existing Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws.

We believe that the exchange of the Existing Notes for the Exchange Notes pursuant to the exchange offer will not be treated as an “exchange” for federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or extent from the Existing Notes. Rather, the Exchange Notes received by a holder will be treated as a continuation of the Existing Notes in the hands of such holder. As a result, there will be no federal income tax consequences to holders exchanging Existing Notes for Exchange Notes pursuant to the exchange offer.

General

The following summary describes the material United States federal income tax consequences relevant to the purchase, ownership, and disposition of the Notes. Except where indicated, this summary deals only with holders who purchase Notes in the initial offering at their original offering price and hold the Notes as capital assets (i.e., generally, as investment assets). The following discussion is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and related United States Treasury regulations, administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) and different interpretations.

This summary does not describe all the tax consequences that may be relevant to such holders in light of their particular circumstances. Special rules under United States federal income tax law may apply, for instance, to (1) dealers in securities or currencies, (2) financial institutions, (3) investors in partnerships or other pass-through entities, (4) insurance companies, (5) persons holding Notes as a hedge or as part of a straddle, constructive sale, conversion transaction or other risk management transaction, (6) United States holders whose “functional currency” is not the U.S. dollar, and (7) certain former citizens or residents of the United States. Furthermore, this discussion does not address alternative minimum taxes or any state, local or non-U.S. tax laws, and does not address any aspect of United States federal taxation other than income taxation.

As used in this summary, a “United States holder” means a beneficial owner of a Note that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust that was in existence on August 20, 1996 and has validly elected to continue to be treated as a United States trust.

A “Non-United States holder” means a beneficial owner of a Note that is not a United States holder.

The United States federal income tax consequences to a holder of a Note that is a partnership (or other entity taxable as a partnership for United States federal income tax purposes) generally will depend on the status of its partners and the activities of the partnership. Partners in partnerships holding the Notes should consult their tax advisors with regard to the application to them of the United States federal income tax laws.

United States Holder

Payments of Interest

Interest on the Notes generally will be taxable to any United States holder as ordinary income at the time it is received or accrued in accordance with the United States holder’s regular method of accounting for United States federal income tax purposes.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of Notes

Upon the sale, exchange (other than for registered notes pursuant to the exchange offer described below), redemption, retirement or other taxable disposition of a Note, a United States holder will recognize gain or loss equal to the difference, if any, between the amount realized upon such taxable disposition (other than any amounts attributable to accrued but unpaid interest, which amounts generally will be taxable as ordinary interest income to the extent not previously included in gross income by the United States holder) and the United States holder’s adjusted tax basis in the Note. A United States holder’s adjusted tax basis in a Note generally will be the price such holder paid for such Note. In general, any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Note has been held for more than one year at the time of disposition. Under current law U.S. federal income tax, long-term capital gains of certain noncorporate taxpayers (including individuals) may be taxed at preferential rates. The deductibility of capital losses is subject to significant limitations under the Code.

Backup Withholding and Information Reporting

In general, information reporting will apply to certain payments of principal and interest on the Notes and to the proceeds from the sale of a Note before maturity paid to United States holders other than corporations and other exempt recipients. Additionally, a backup withholding tax will apply to such payments if the United States holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report its full dividend and interest income or otherwise fails to comply with applicable requirements of the backup withholding rules.

If the backup withholding tax applies to a United States holder, the United States holder may apply the amounts withheld as credit against (or refund of) the United States holder’s United States federal income tax liability, provided that the United States holder timely provides certain information to the IRS.

Non-United States Holder

Payments of Interest

Subject to the discussion below concerning backup withholding, payments of interest on the Notes to any Non-United States holder will not be subject to United States federal income (including withholding tax), provided that:

(i) the interest is not effectively connected with the conduct by the Non-United States holder of a trade or business in the United States;

(ii) the Non-United States holder does not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote;

(iii) the Non-United States holder is not a controlled foreign corporation (within the meaning of the Code) that is related to us directly or constructively through stock ownership; and

(iv) either (A) the Non-United States holder provides its name and address on a properly completed IRS Form W-8BEN (or other successor form), and certifies under penalties of perjury that it is not a “United States person” within the meaning of the Code, or (B) the Non-United States holder holds its Notes through certain foreign intermediaries and satisfies the certification requirements of applicable United States Treasury regulations.

Interest that meets these four requirements is referred to as “portfolio interest.”

Interest on the Notes will be taxed at regular United States federal income tax rates (on a net basis) if: (i) the interest constitutes income that is effectively connected with the conduct by a Non-United States holder of a United States trade or business, and (ii) if an income tax treaty applies, the interest is attributable to a United States permanent establishment of the Non-United States holder under the terms of such treaty (“United States trade or business income”). In addition, if the Non-United States holder is a corporation, such income may also be subject to the “branch profits tax” at a rate of 30% (or lower applicable treaty rate). Interest that neither qualifies as portfolio interest nor constitutes United States trade or business income will be subject to United States withholding tax (on a gross basis) at the rate of 30% (or a lower applicable treaty rate).

Sale, Exchange, Redemption, Retirement or Other Disposition of Notes

Subject to the discussion below concerning backup withholding, any gain that is realized on the sale, exchange, redemption, retirement or other disposition of a Note by a Non-United States holder generally will not be subject to United States federal income (including withholding tax), unless (i) the gain is effectively connected with the conduct by such holder of a trade or business within the United States, or (ii) in the case of an individual, the Non-United States holder is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are satisfied.

Gain recognized by a Non-United States holder upon a disposition of a Note that is effectively connected with the conduct by the Non-United States holder of a United States trade or business (and, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-United States holder), generally will be subject to United States federal income tax in the same manner as if the Note were held by a United States holder. In addition, if the Non-United States holder is a corporation, such gain may also be subject to the branch profits tax at a rate of 30% (or lower applicable treaty rate).

Backup Withholding and Information Reporting

A Non-United States holder generally will be exempt from backup withholding tax and information reporting with respect to payments of principal and interest on the Notes, provided that the certification procedures required to claim the exemption for “portfolio interest,” as described under the heading “Payments of Interest” above, are satisfied.

Proceeds received from the sale of a Note by a Non-United States holder to or through the United States office of a broker generally are subject to information reporting and backup withholding, unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

If backup withholding applies to a Non-United States holder, the holder may apply the amounts withheld as a credit against (or refund of) the holder’s United States federal income tax liability, provided that the Non-United States holder timely provides certain information to the IRS.

PERSONS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR ANY APPLICABLE TAX TREATY, AND THE POSSIBLE EFFECTS OF CHANGES IN SUCH LAWS.

LEGAL MATTERS

The validity of the Exchange Notes offered hereby will be passed upon for Perry Ellis by Broad and Cassel, a partnership including professional associations, Miami, Florida.

EXPERTS

The consolidated financial statements of Perry Ellis International, Inc. as of January 31, 2002 and 2003 and for each of the three years in the period ended January 31, 2003 included in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for intangible assets) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Salant Corporation as of December 28, 2002 and December 29, 2001 and for each of the three years in the period ended December 28, 2002, incorporated by reference in this Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and in accordance therewith file periodic reports, proxy statements and other information with the SEC. You may inspect and copy such reports, proxy statements and other information, without charge, at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain such materials on the SEC’s site on the Internet at http://www.sec.gov. Lastly, you can also obtain copies by mail at prescribed rates. Requests for copies should be directed to the SEC’s Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Perry Ellis’ common stock is traded on the Nasdaq National Market® and, as a result, you can also inspect the periodic reports, proxy statements and other information filed by us with the SEC at the offices of the Nasdaq National Market®, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference the documents listed below that we have filed with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference:

•	our Proxy Statement on Schedule 14A, dated May 19, 2003, only with respect to

•	the information required by Items 401 (management) and 402 (executive compensation) of Regulation S-K promulgated under the Securities Act and the Exchange Act;

•	the unaudited condensed consolidated financial statements of Salant as of March 29, 2003 and March 30, 2002 and for the three months ended March 29, 2003 and March 30, 2002, and the consolidated financial statements of Salant as of December 28, 2002 and December 29, 2001 and for each of the three years in the period ended December 28, 2002 (pages F-37 through F-71); and

•	all documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act other than information furnished pursuant to items 9 or 12 of Form 8-K, subsequent to the date of this prospectus and prior to the termination of this exchange offer.

Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus as if that information were included in this prospectus.

You may request a copy of these filings, the Indenture, the registration rights agreement or the senior credit facility, without charge, by writing or telephoning our Corporate Secretary at the following address or phone number:

Perry Ellis International, Inc.

3000 N.W. 107th Avenue

Miami, FL 33172

Tel.: 305-592-2830

INDEX TO FINANCIAL STATEMENTS

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Perry Ellis International, Inc.:

We have audited the consolidated balance sheets of Perry Ellis International, Inc. and subsidiaries (the “Company”) as of January 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended January 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in the year ended January 31, 2003, the Company changed its method of accounting for intangible assets to conform to Statement of Financial Accounting Standard No. 142.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

March 5, 2003

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of January 31,

	2002	2003
ASSETS
Current Assets:
Cash and cash equivalents	$1,303,978	$4,683,177
Accounts receivable, net	50,370,245	79,489,739
Inventories, net	45,409,047	51,306,474
Deferred income taxes	2,384,316	2,957,765
Prepaid income taxes	—	3,361,650
Other current assets	1,886,163	4,104,767

Total current assets	101,353,749	145,903,572
Property and equipment, net	10,897,334	31,048,876
Intangible assets, net	117,938,894	142,186,062
Other	3,870,703	12,098,835

TOTAL	$234,060,680	$331,237,345

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$5,966,368	$12,820,168
Accrued expenses	3,259,602	5,058,748
Income taxes payable	1,381,551	—
Accrued interest payable	3,808,997	4,674,929
Current portion—senior credit facility	21,756,094	—
Unearned revenues	1,838,929	1,994,554
Other current liabilities	2,410,583	1,457,422

Total current liabilities	40,422,124	26,005,821
Senior subordinated notes payable, net	99,071,515	99,180,580
Senior secured notes payable, net	—	60,729,796
Senior credit facility	—	22,922,287
Real estate mortgage	—	11,600,000
Deferred income tax	6,749,832	10,694,595

Total long-term liabilities	105,821,347	205,127,258

Total liabilities	146,243,471	231,133,079

Commitments and Contingencies (Note 13, 23 and 24)
Minority interest	613,671	702,480

Stockholders’ Equity:
Preferred stock $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock $.01 par value; 30,000,000 shares authorized; 6,337,440 shares issued and 6,285,940 shares outstanding as of January 31, 2002 and 6,425,641 shares issued and outstanding as of January 31, 2003	63,374	64,257
Additional paid-in-capital	26,286,040	27,198,094
Retained earnings	61,386,244	72,182,529
Accumulated other comprehensive income	(121,753)	(43,094)

Total	87,613,905	99,401,786
Treasury stock at cost; 51,500 shares as of January 31, 2002	(410,367)	—

Total stockholders’ equity	87,203,538	99,401,786

TOTAL	$234,060,680	$331,237,345

See notes to consolidated financial statements.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended January 31,

	2001	2002	2003
Revenues
Net sales	$258,888,480	$251,310,159	$277,027,795
Royalty income	25,789,975	26,680,987	28,812,955

Total revenues	284,678,455	277,991,146	305,840,750
Cost of sales	200,883,860	191,601,211	205,000,956

Gross profit	83,794,595	86,389,935	100,839,794
Operating expenses
Selling, general and administrative expenses	49,408,767	55,446,854	63,850,180
Depreciation and amortization	6,130,708	6,662,158	3,582,850

Total operating expenses	55,539,475	62,109,012	67,433,030

Operating income	28,255,120	24,280,923	33,406,764
Interest expense	15,766,461	13,549,746	15,795,347

Income before minority interest and income taxes	12,488,659	10,731,177	17,611,417
Minority interest	—	83,240	88,809
Income taxes	4,662,655	4,039,995	6,726,323

Net income	$7,826,004	$6,607,942	$10,796,285

Net income per share
Basic	$1.17	$1.01	$1.69

Diluted	$1.16	$1.01	$1.65

Weighted average number of shares outstanding
Basic	6,689,476	6,516,807	6,387,459
Diluted	6,745,441	6,534,749	6,550,126

See notes to consolidated financial statements.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For Each of the Three Years Ended January 31

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Comprehensive Income	Retained Earnings	Total
	Shares	Amount
BALANCE, JANUARY 31, 2000	6,731,874	$67,318	$29,000,655	$—	$—	$—	$46,952,298	$76,020,271
Exercise of stock options	7,500	75	57,425	—	—	—	—	57,500
Exercise of warrants	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	7,826,004	7,826,004
Tax benefit for exercise of non-qualified stock options	—	—	5,327	—	—	—	—	5,327
Purchase of treasury stock	(160,000)	—	—	(1,029,919)	—	—	—	(1,029,919)

BALANCE, JANUARY 31, 2001	6,579,374	67,393	29,063,407	(1,029,919)	—	—	54,778,302	82,879,183
Exercise of stock options	2,666	27	15,395	—	—	—	—	15,422
Net income	—	—	—	—	—	6,607,942	6,607,942	6,607,942
Foreign currency translation adjustment	—	—	—	—	(121,753)	(121,753)	—	(121,753)

Comprehensive income (loss)						$6,486,189

Purchase of treasury stock	(296,100)	—	—	(2,177,256)	—		—	(2,177,256)
Retirement of treasury stock	—	(4,046)	(2,792,762)	2,796,808	—		—	—

BALANCE, JANUARY 31, 2002	6,285,940	63,374	26,286,040	(410,367)	(121,753)		61,386,244	87,203,538
Exercise of stock options	139,701	1,397	1,321,907	—	—		—	1,323,304
Net income	—	—	—	—	—	10,796,285	10,796,285	10,796,285
Foreign currency translation adjustment	—	—	—	—	78,659	78,659	—	78,659

Comprehensive income (loss)						$10,874,944

Retirement of treasury stock	—	(514)	(409,853)	410,367	—		—	—

BALANCE, JANUARY 31, 2003	6,425,641	$64,257	$27,198,094	$—	$(43,094)		$72,182,529	$99,401,786

See notes to consolidated financial statements.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended January 31,

	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,826,004	$6,607,942	$10,796,285
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	5,521,762	6,190,801	2,783,205
Provision for bad debts	330,435	1,575,000	280,620
Amortization of debt issue cost	608,946	614,347	918,628
Amortization of bond discount	164,000	164,000	348,741
Deferred income taxes	2,098,295	1,386,240	3,371,314
Minority interest	—	83,240	88,809
Other	67,234	(64,250)	78,659
Changes in operating assets and liabilities (net of effects of acquisition transaction):
Accounts receivable, net	(13,174,087)	7,048,510	(29,400,114)
Inventories	(7,579,495)	(1,528,619)	(3,706,285)
Other current assets and prepaid income taxes	1,728,313	586,446	(5,692,025)
Other assets	(265,952)	(701,044)	(2,046,398)
Accounts payable and accrued expenses	603,704	(1,160,561)	6,695,881
Income taxes payable	—	1,385,210	(1,381,551)
Accrued interest payable	(194,796)	(604,768)	865,932
Other current liabilities and unearned revenues	153,951	792,354	(797,536)

Net cash (used in) provided by operating activities	(2,111,686)	22,374,848	(16,795,835)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,711,741)	(2,921,930)	(22,076,974)
Payment on purchase of intangible assets	(3,472,001)	(98,928)	(187,701)
Proceeds from sale of trademark	750,000	—	—
Payment for acquired businesses	—	—	(25,084,374)

Net cash used in investing activities	(5,433,742)	(3,020,858)	(47,349,049)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under term loan	(11,250,000)	—	—
Net (payments) borrowings from senior credit facility	19,881,630	(16,157,032)	1,166,193
Net payments on senior subordinated notes	—	—	(2,199,492)
Net proceeds from senior secured notes	—	—	55,589,250
Net proceeds from real estate mortgage	—	—	11,600,000
Tax benefit for exercise of non-qualified stock options	5,327	—	—
Purchase of treasury stock	(1,029,919)	(2,177,256)	—
Proceeds from exercise of stock options	57,500	15,421	1,323,303

Net cash provided by (used in) financing activities	7,664,538	(18,318,867)	67,479,254

Effect of exchange rate changes on cash and cash equivalents		(75,886)	44,829

NET INCREASE IN CASH	119,110	959,238	3,379,199
CASH AT BEGINNING OF YEAR	225,631	344,741	1,303,978

CASH AT END OF PERIOD	$344,741	$1,303,979	$4,683,177

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$15,961,257	$14,058,640	$15,762,844

Income taxes	$750,000	$1,608,192	$7,470,063

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Change in fair value of mark-to-market interest rate swap/option	$—	$(245,152)	$7,100,362

See notes to consolidated financial statements.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For Each of the Three Years in the Period Ended January 31, 2003

1. General

The Company is a leading licensor, designer and marketer of a broad line of high quality men’s sportswear, including sport and dress shirts, golf sportswear, sweaters and casual dress pants and shorts, which sells to all levels of retail distribution. The Company licenses its trademark portfolio domestically and internationally for apparel and other products that it does not sell including dress sportswear, outerwear, fragrances and accessories. The Company has built a broad portfolio of brands through selective acquisitions and the establishment of its own brands over its 35-year operating history. The Company’s distribution channels include regional, national and international upscale department stores, mid-tier department stores, chain stores, mass merchants, specialty stores and corporate wear distributors throughout the United States and Canada.

2. Summary of Significant Accounting Policies

The following is a summary of the Company’s significant accounting policies:

PRINCIPLES OF CONSOLIDATION—The consolidated financial statements include the accounts of Perry Ellis International, Inc. and its wholly-owned/controlled subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The ownership interest of non-controlling owners is reflected as minority interest.

USE OF ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS—The carrying amounts of accounts receivable and accounts payable approximates fair value due to their short-term nature. The carrying amount of the senior credit facility approximates fair value due to the relatively frequent resets of its floating interest rate. As of January 31, 2003, the fair value of the 12 1/4% senior subordinated notes and the 9 1/2% senior secured notes is approximately $102.5 million and $58.4 million, respectively, based on quoted market prices. These estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies.

INVENTORIES—Inventories are stated at the lower of cost (moving average cost) or market. Cost principally consists of the purchase price, customs, duties, freight, insurance and commissions to buying agents.

PROPERTY AND EQUIPMENT—Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or estimated useful lives of the improvements. The useful lives range from three to thirty-nine years.

Asset Class	Avg. Useful Lives in Years
Furniture, fixtures and equipment	3-7
Vehicles	7
Leasehold Improvements	11
Buildings	39

INTANGIBLE ASSETS—Intangible assets primarily represent costs capitalized in connection with the acquisitions of brand names and license rights. Intangibles are amortized over their estimated useful lives. Upon adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” identifiable intangible assets with an indefinite useful life are no longer being amortized.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DEFERRED DEBT ISSUE COSTS—Costs were incurred in connection with financing. These costs have been capitalized and are being amortized on a straight-line basis, which approximates the interest method, over the term of the related debt instrument. Such amounts are included in other long-term assets in the consolidated balance sheet.

LONG-LIVED ASSETS—Management reviews long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If there is an indication of impairment, management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to reduce the asset to its estimated fair value. Preparation of estimated expected future cash flows is inherently subjective and is based on management’s best estimate of assumptions concerning future conditions. There has not been any material impairment to long-lived assets in 2001, 2002 or 2003.

ADVERTISING AND RELATED COSTS—The Company’s accounting policy relating to advertising and related costs is to expense these costs in the period incurred. Advertising and related costs were $8.2 million, $7.7 million and $6.5 million for the years ended January 31, 2001, 2002 and 2003, respectively, and are included in selling, general and administrative expenses.

COST OF SALES—Cost of sales includes costs incurred to acquire and produce inventory for sale. These costs include cost of purchased product, inbound freight, customs duties, buying commissions, cargo insurance, customs inspection, licensed product royalty expenses, provisions for inventory shrink and obsolescence and product sourcing expenses.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES—Selling expenses include costs incurred in the selling of merchandise. General and administrative expenses include costs incurred in the administration or general operations of the business. Selling, general and administrative expenses include employee and related costs, advertising, professional fees, warehouse costs, and other related selling costs.

REVENUE RECOGNITION—Sales are recognized and title transfers upon shipment, net of trade allowances and a provision for estimated returns and other allowances. Royalty income is recognized when earned on the basis of the terms specified in the underlying contractual agreements. A liability for unearned royalty income is recognized when licensees pay contractual obligations before being earned. The Company believes that its revenue recognition policies conform to Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. The Company operates predominantly in North America, with over 90% of its sales in the domestic market. Two customers accounted for approximately 14% and 11% of net sales for fiscal year 2001, three customers accounted for approximately 12%, 11% and 11% of net sales for fiscal year 2002 and one customer accounted for approximately 11% for fiscal 2003. The Company does not believe that these concentrations of sales and credit risk represent a material risk of loss with respect to its financial position as of January 31, 2003.

ADVERTISING REIMBURSEMENTS—The majority of Perry Ellis’ license agreements require licensees to pay Perry Ellis an advertising reimbursement, based on a percentage of licensee net sales. The Company records earned advertising reimbursements received from its licensees as a reduction of the related advertising cost in selling, general and administrative expenses. For the fiscal years 2003, 2002 and 2001, the Company has reduced selling, general and administrative expenses by $7.4 million, $5.6 million and $7.2 million of licensee reimbursements, respectively. Unearned advertising reimbursements result when a licensee pays required advertising reimbursements prior to the Company incurring the advertising expense. A current liability is recorded for these unearned advertising reimbursements.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOREIGN CURRENCY TRANSLATION—For the Company’s international operations, local currencies are considered their functional currencies. The Company translates assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and revenue and expenses are translated at average monthly exchange rates. Translation adjustments resulting from this process are recorded in Stockholders’ Equity as a component of Accumulated Other Comprehensive Income.

INCOME TAXES—Deferred income taxes result primarily from timing differences in the recognition of expenses for tax and financial reporting purposes and are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the liability method of computing deferred income taxes. Under the liability method, deferred taxes are adjusted for tax rate changes as they occur.

NET INCOME PER SHARE—Basic net income per share is computed by dividing net income by the weighted average shares of outstanding common stock. The calculation of diluted net income per share is similar to basic earnings per share except that the denominator includes potential dilutive common stock. The potential dilutive common stock included in the Company’s computation of diluted net income per share includes the effects of the stock options and warrants as determined using the treasury stock method.

The following table sets forth the computation of basic and diluted income per share

	2001	2002	2003
Numerator:
Net income	$7,826,004	$6,607,942	$10,796,285
Denominator:
Basic income per share—weighted average shares	6,689,476	6,516,807	6,387,459
Dilutive effect: stock options	55,965	17,942	162,667

Dilutive income per share—weighted average shares	6,745,441	6,534,749	6,550,126

Basic income per share	$1.17	$1.01	$1.69

Diluted income per share	$1.16	$1.01	$1.65

Antidilutive effect: stock options(1)	209,050	522,076	128,465

(1)	Represents weighted average stock options to purchase shares of common stock that were not included in computing diluted income per share because their effects were antidilutive for the respective periods.

ACCOUNTING FOR STOCK-BASED COMPENSATION—The Company has chosen to account for stock-based compensation to employees and non-employee members of the Board using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations. As required by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company has presented certain pro forma and other disclosures related to stock-based compensation plans.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” to require disclosure in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fiscal years ended after December 15, 2002 and for interim financial statements beginning after December 15, 2002. The adoption of the disclosure provisions of SFAS No. 148 is not expected to have a significant effect on the company’s financial position of results of operations.

	2001	2002	2003
Net income as reported	$7,826,004	$6,607,942	$10,796,285
Add: Total stock based employee compensation expense included in reported net income, net	—	—	—
Deduct: Total stock based employee compensation expense not included in reported net income, net	747,355	422,464	251,953

Pro forma net income	$7,078,649	$6,185,478	$10,544,332

Pro forma net income per share:
Basic	$1.08	$0.95	$1.65

Diluted	$1.05	$0.95	$1.61

RECLASSIFICATIONS—Certain amounts in the prior years financial statements may have been reclassified to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS—In April 2001, the Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” This issue addresses the recognition, measurement and income statement classification of consideration from a vendor to a customer in connection with the customer’s purchase or promotion of the vendor’s products. This consensus only impacted Perry Ellis’ revenue and expense classifications and have no effect on reported income. Perry Ellis previously reported net sales and selling general and administrative expenses for fiscal 2001 and 2002 were reduced by $2,738,000 and $1,724,000 respectively to conform to the new accounting standard.

In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended by SFAS No. 138, is effective for financial statements for fiscal years beginning after June 15, 2000. The Company adopted the provisions of SFAS No. 133 effective February 1, 2001. The adoption of SFAS No.133 did not have a material impact on the Company’s financial statements.

In July 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS No. 141 also addresses the recognition and measurement of goodwill and other intangibles assets acquired in a business combination. The Company applied the provisions of this pronouncement to the Jantzen acquisition. (See Note 10)

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which changes the accounting treatment as it applies to goodwill and other identifiable intangible assets with indefinite useful lives from an amortization method to an impairment-only approach. Under SFAS No. 142, proper accounting treatment requires annual assessment for any impairment of the carrying value of the assets based upon an estimation of the fair value of the identifiable intangible asset with an indefinite useful life, or in the case of goodwill of the reporting unit to which the goodwill pertains. Under SFAS No. 142, goodwill and identifiable

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

intangible assets with indefinite useful lives are no longer subject to amortization. Impairment losses, if any, arising from the initial application of SFAS No. 142 are to be reported as a cumulative effect of a change in accounting principle. The effective date of this statement is for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 for its fiscal year beginning February 1, 2002. There were no impairment losses recognized on the adoption of SFAS No. 142.

In accordance with SFAS No. 142, the Company obtained a valuation and estimated useful life report of all its trademarks. Results of this analysis indicate no material impairment in the carrying value of its trademarks upon adoption of the standard and also indicate that the trademarks have indefinite useful lives. Our annual impairment testing is performed as of February 1st of each fiscal year. Under the new pronouncement, amortization expense relating to identifiable intangible assets were approximately $3,955,000 and $4,342,000 for fiscal January 31, 2001 and 2002, respectively. Basic and diluted earnings per share for the year ended January 31, 2001 adjusted to exclude amounts no longer being amortized under the provision of SFAS No. 142 as reported below.

	2001	2002	2003
Net income:
Reported net income	$7,826,004	$6,607,942	$10,796,285
Intangible amortization, net of tax	2,478,396	2,719,938	—

Adjusted net income	$10,304,400	$9,327,880	$10,796,285

Basic earnings per share:
Reported basic earnings per share	1.17	1.01	1.69
Intangible amortization, net of tax	0.37	0.42	—

Adjusted basic earnings per share	$1.54	$1.43	$1.69

Diluted earnings per share:
Reported diluted earnings per share	1.16	1.01	1.65
Intangible amortization, net of tax	0.37	0.42	—

Adjusted diluted basic earnings per share	$1.53	$1.43	$1.65

On October 3, 2001, the FASB issued SFAS No. 144. “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of,” it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. The effective date of SFAS No.144 is for fiscal years beginning after December 15, 2001. The adoption of SFAS No.144 on February 1, 2002, did not have a material effect on the financial position or the results of operation of the Company.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections,” which all but eliminates the presentation in income statements of debt extinguishments as extraordinary items. SFAS No. 145 will be effective for fiscal years beginning after May 15, 2002. Perry Ellis plans to implement SFAS No. 145 at the beginning of fiscal 2004. SFAS No. 145 is not expected to have a material effect on Perry Ellis’ financial position or results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on Perry Ellis’ financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No.45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. However, the disclosure requirements in FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Perry Ellis is not a party to any agreement in which it is a guarantor of indebtedness of others. FIN No. 45 is not expected to have a material effect on Perry Ellis’ financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” to require disclosure in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ended after December 15, 2002 and for interim financial statements beginning after December 15, 2002 . SFAS No. 148 is not expected to have a significant effect on the company’s financial position of results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” (“FIN No. 46”). FIN No. 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investor’s that do not provide sufficient financial resources for the entity to support its activities. The objective of FIN No. 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The Company is required to adopt the provisions of FIN No. 46 immediately for variable interests in variable interest entities created after January 31, 2003, and in the quarter ending April 30, 2003 for variable interests in variable interest entities created before February 1, 2003. However, certain of the disclosure requirements apply to financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Perry Ellis does not have any variable interest entities as defined in FIN No. 46. Accordingly, the Company has determined that it is not reasonably possible that it will be required to consolidate or disclose information about a variable interest entity upon the adoption of FIN No. 46.

3. Shares Repurchase

On July 11, 2000, the Board of Directors of the Company approved a share repurchase program in which up to 500,000 shares of common stock may be purchased from time to time during the following 12 months. On July 11, 2001, the Board of Directors extended the current share repurchase program for an additional year, and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on September 25, 2001 increased the number of shares authorized for repurchase to 750,000 shares. The shares may be purchased in the open market or in privately negotiated transactions.

For the fiscal year ended January 31, 2003, the Company did not repurchase any additional shares. On March 26, 2002 the Company retired 51,500 shares held in the treasury. For the fiscal year ended January 31, 2002, the Company had repurchased 295,300 shares at an average price of $7.37 per share. On March 2, 2001 and October 29, 2001, the Company retired 160,000 and 244,600 shares held in the treasury respectively.

4. Accounts Receivable

Accounts receivable consist of the following as of January 31:

	2002	2003
Trade accounts	$47,778,539	$75,676,880
Royalties and other receivables	4,506,696	5,888,000

Total	52,285,235	81,564,880
Less: Allowance for doubtful accounts	(1,914,990)	(2,075,141)

Total	$50,370,245	$79,489,739

The activity for the allowance for doubtful account is as follows:

	2001	2002	2003
Allowance for doubtful accounts
Beginning balance	$1,014,576	$427,965	$1,914,990
Provision	330,435	1,575,000	280,620
Write-offs net of recoveries	(917,046)	(87,975)	(120,469)

Ending balance	$427,965	$1,914,990	$2,075,141

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our trade customers to make required payments. We provide an allowance for specific customer accounts where collection is doubtful and also provide a general allowance for other accounts based on historical collection and write-off experience. Judgment is critical because some retail customers are currently operating in bankruptcy or have experienced financial difficulties. If their financial condition were to worsen, additional allowances might be required.

5. Inventories

Inventories consist of the following as of January 31:

	2002	2003
Finished goods	$39,208,717	$37,450,815
Raw materials and in process	1,259,194	10,166,219
Finished goods not yet received	4,941,136	3,689,440

Total	$45,409,047	$51,306,474

The Company’s inventories are valued at the lower of cost (moving average cost) or market. Perry Ellis evaluates all of its inventory style-size-color stock keeping units (SKUs) to determine excess or slow moving SKUs based on orders on hand and projections of future demand and market conditions. For those units in inventory that are so identified, we estimate their market value or net sales value based on current realization

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

trends. If the projected net sales value is less than cost, on an individual SKU basis, we provide an allowance to reflect the lower value of that inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold.

6. Property and Equipment

Property and equipment consists of the following as of January 31:

	2002	2003
Furniture, fixture and equipment	$11,615,513	$16,722,015
Buildings	—	12,426,585
Vehicles	167,940	308,839
Leasehold improvements	3,209,254	3,448,449
Land	1,581,702	6,181,702

Total	16,574,409	39,087,590
Less: accumulated depreciation and amortization	(5,677,075)	(8,038,714)

Total	$10,897,334	$31,048,876

Depreciation expense relating to property and equipment amounted to approximately $1,567,000, $1,849,000, and $2,280,000 for the fiscal years ended January 31, 2001, 2002 and 2003, respectively.

7. Intangible Assets

Intangible assets consisted of the following as of January 31:

	2002	2003
Trademarks and licenses	$132,315,018	$156,462,840
Goodwill	16,165	—

Total	132,331,183	156,462,840
Less: Accumulated amortization	(14,392,289)	(14,276,778)

Total	$117,938,894	$142,186,062

As of January 31, 2003, all intangible assets are indefinite useful life assets and are not subject to amortization according to FAS 142. Amortization expense relating to the intangible assets amounted to approximately $3,955,000 and $4,342,000 for the fiscal years ended January 31, 2001 and 2002 respectively.

8. Accrued Expenses

Accrued expenses consists of the following as of January 31:

	2002	2003
Salaries and commissions	$1,735,024	$2,783,016
Royalties	281,280	749,687
Buying commissions	287,944	267,188
Other	955,354	1,258,857

Total	$3,259,602	$5,058,748

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Other Current Liabilities

Other current liabilities consists of the following as of January 31:

	2002	2003
Unearned advertising reimbursements	$2,059,667	$925,520
Other	350,916	531,902

Total	$2,410,583	$1,457,422

10. Jantzen Acquisition

On March 22, 2002, the Company acquired the Jantzen swimwear business from subsidiaries of VF Corporation for approximately $24.0 million, excluding liabilities assumed and expenses incurred related to the transaction. The acquisition was financed with a portion of the proceeds from a $57.0 million private offering of 9 1/2% senior secured notes, which closed simultaneously with the acquisition.

The Jantzen assets acquired consist primarily of the Jantzen trademarks and trade names, license agreements, certain equipment and inventory relating to the 2003 season, which commenced in July 2002.

In connection with the Jantzen acquisition, the Company entered into a lease agreement with VF Corporation to occupy Jantzen’s Portland, Oregon administrative facility for an initial six-month period, thereafter on a month-to-month basis. In addition, the Company entered into a lease agreement to occupy a portion of Jantzen’s Seneca, South Carolina distribution center facility for a one-year period. The Company was also granted a right of first refusal to purchase the Seneca distribution center facility. The option was exercised on May 20, 2002 at a price of $2.5 million. The Company closed on this purchase during September 2002.

The Jantzen assets acquired and liabilities assumed have been recorded at their estimated fair values. A final determination of the required purchase accounting adjustments and of the fair value of the assets and liabilities of Jantzen acquired or assumed has not yet been made. The following is a summary of the purchase price and management’s estimate of the purchase price allocation.

(Dollars in Thousands)
Purchase price determination:
Net purchase price	$23,978
Liabilities assumed and expenses incurred in connection with the acquisition	3,063

Gross purchase price	$27,041

Purchase price allocation:
Inventories	$2,191
Machinery and equipment	465
Trademarks	24,385

Gross purchase price	$27,041
Less: liabilities assumed	(1,957)

Cash paid	$25,084

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Pro Forma Financial Information

The pro forma financial information presented below, gives effect to the Jantzen acquisition as if it occurred as of the beginning of each of the fiscal years ended January 2003, 2002 and 2001. The results of the Jantzen acquisition are reflected in our income statement for the period from March 22, 2002, date of acquisition through January 31, 2003.

	2001	2002	2003
Total Revenues	$346,678	$342,991	$346,331

Net Income	$8,795	$8,030	$13,596

Net Income per Share
Basic	$1.31	$1.23	$2.13

Diluted	$1.30	$1.23	$2.08

12. Derivatives Financial Instruments

The Company adopted FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, effective February 1, 2001. SFAS No. 133 requires that all derivative financial instruments such as interest rate swap contracts and foreign exchange contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized in income or shareholders’ equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS No. 133 did not have a material effect on the Company financial statements.

The Company has an interest rate risk management policy with the objective of managing its interest costs. To meet this objective the Company employs hedging and derivatives strategies to limit the effects of changes in interest rates on its operating income and cash flows, and to lower its overall fixed rate interest cost on its senior subordinated notes and senior secured notes.

The Company does not acquire derivative instruments for any purpose other than cash flow and fair value hedging purposes. That is, the Company does not speculate using derivative instruments.

The Company believes its interest rate risk management policy is generally effective. Nonetheless, the Company’s profitability may be adversely affected during particular periods as a result of changing interest rates. In addition, hedging transactions using derivative instruments involve risks such as counter-party credit risk. The counter-parties to the Company’s arrangements are lenders of the hedged debt instruments or are major financial institutions.

In August 2001, the Company entered into an interest rate swap, option and interest rate cap agreements (the “August Swap Agreement”) for an aggregate notional amount of $40.0 million in order to minimize its debt servicing costs associated with its $100.0 million of 12 1/4% senior subordinated notes due April 1, 2006. The August Swap Agreement was subsequently modified through a basis swap entered into in October 2001 (the “October Swap Agreement,” and collectively with the August Swap Agreement, (the “Swap Agreement”). The Swap Agreement is scheduled to terminate on April 1, 2006. Under the Swap Agreement, the Company is entitled to receive semi-annual interest payments on October 1, and April 1, at a fixed rate of 12 1/4% and is obligated to make semi-annual interest payments on October 1, and April 1, at a floating rate based on the 6-month LIBOR rate plus 715 basis points for the 18 months period October 1, 2001 through March 31, 2003 (per

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October Swap Agreement); and 3-month LIBOR rate plus 750 basis point for the period April 1, 2003 through April 1, 2006 (per the August Swap Agreement). The Swap Agreement has optional call provisions with trigger dates of April 1, 2003, April 1, 2004 and April 1, 2005, which contain certain premium requirements in the event the call is exercised.

The fair value of the Swap Agreement recorded on the Company’s Consolidated Balance Sheet was ($0.2) million as of January 31, 2002 and $1.9 million as of January 31, 2003. The interest rate cap and basis swap did not qualify for hedge accounting treatment under the SFAS No. 133, resulting in $0.7 million reduction of recorded interest expense on the Consolidated of Income for the fiscal year ended January 31, 2002 and $0.35 million increase of recorded interest expense for the year ended January 31, 2003.

In conjunction with the March 2002 offering of $57.0 million of 9 1/2% senior secured notes due March 15, 2009, the Company entered into interest rate swap and option agreements (the “March Swap Agreement”) for an aggregate notional amount of $57.0 million in order to minimize the debt servicing costs associated with the 9 1/2% senior secured notes. The March Swap Agreement is scheduled to terminate on March 15, 2009. Under the March Swap Agreement, the Company is entitled to receive semi-annual interest payments on September 15 and March 15 at a fixed rate of 9 1/2% and are obligated to make semi-annual interest payments on September 15 and March 15 at a floating rate based on the three-month LIBOR rate plus 369 basis points for the period from March 22, 2002 through March 15, 2009. The March Swap Agreement has optional call provisions with trigger dates of March 15, 2005, March 15, 2006 and March 15, 2007, which contain premium requirements in the event the call is exercised.

The March Swap Agreement is a fair value hedge as it has been designated against the 9 1/2% senior secured notes carrying a fixed rate of interest and converts such notes to variable rate debt. The interest rate swap contracts are reflected at fair value in the company’s consolidated balance sheet. The fair value of the March Swap Agreement recorded on the Company’s Consolidated Balance Sheet was $5.0 million as of January 31, 2003.

In December 2002, the Company entered into an interest rate floor agreement (the “December Floor Agreement”) for an aggregate notional amount of $57.0 million associated with the 9 1/2% senior secured notes. The December Swap Agreement is scheduled to terminate on March 15, 2005. Under the December Floor Agreement, the Company must pay the difference between the three-month LIBOR rate and 1.50% for all rate resets in which the LIBOR is below 1.50%. When the LIBOR is equal to or greater than 1.50%, the Company makes no payments under the Floor.

The December Floor Agreement did not qualify for hedge accounting treatment under SFAS No. 133, resulting in $0.2 million increase of recorded interest expense on the Consolidated Statement of Income for the fiscal year ended January 31, 2003. The fair value of the December Floor Agreement recorded on the Company’s Consolidated Balance Sheet was ($0.2) million as of January 31, 2003.

The Company does not currently have a significant exposure to foreign exchange risk and accordingly, has not entered into any transactions to hedge against those risks. See Note 2 for policy description of foreign currency translation.

13. Borrowings under Letter of Credit Facilities

As of January 31, 2003, the Company maintained three US dollar letter of credit facilities totaling $52.0 million and one letter of credit facility totaling $2.5 million utilized by the Company’s consolidated Canadian joint venture. Each letter of credit is secured primarily by the consignment of merchandise in transit under that letter of credit and certain subordinated liens on the Company’s assets. As of January 31, 2003, there was $22.5 million available under existing letter of credit facilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amounts outstanding under letter of credit facilities consist of the following as of January 31:

	2002	2003
Total letter of credit facilities	$42,000,000	$54,453,386
Outstanding letters of credit	(11,035,880)	(31,966,591)

Total credit available	$30,964,120	$22,486,795

14. Long Term Debt-Senior Credit Facility

In October 2002, the Company entered into a new credit facility with a group of financial institutions. The senior credit facility provided the Company with a revolving credit line up to an aggregate amount of $60.0 million. The following is a description of the terms of the new senior credit facility, and does not purport to be complete, and is subject to, and qualified in its entirety by reference, to all of the provisions of the senior credit facility. In anticipation of the Salant acquisition (Note 24), the Company received a commitment from only one senior lender in its existing senior credit facility to increase the senior credit facility to $110.0 million. It is anticipated that the terms and conditions of this amended credit facility will mirror the terms outlined below but, in the case of certain covenants, the amounts will increase to reflect the increase in the facility.

Certain Covenants.    The senior credit facility contain certain covenants which, among other things, requires the Company to maintain a minimum EBITDA if availability falls below a certain minimum. It may restrict the Company’s ability and the ability of its subsidiaries to, among other things, incur additional indebtedness in certain circumstances, redeem or repurchase capital stock, make certain investments, or sell assets. The Company is prohibited from paying cash dividends under these covenants. The Company believes it is currently in compliance with all of its covenants under the senior credit facility. The Company could be materially harmed if it violates any covenants as the lenders under the senior credit facility could declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the Company is unable to repay those amounts, the lenders could proceed against the Company’s assets. In addition, a violation could also constitute a cross-default under the indentures and mortgage, resulting in all of the Company’s debt obligations becoming immediately due and payable, which the Company may not be able to satisfy.

Borrowings Base.    Borrowings under the senior credit facility are limited under its terms to a borrowing base calculation, which generally restricts the outstanding balances to (a) 85.0% of eligible receivables (b) 85% of our eligible factored accounts receivable up to $5 million plus (c) the lesser of the inventory loan limit or the lesser of 65% of eligible finished goods inventory or 85% of the net recovery percentage (such net recovery percentage being 62%) of eligible inventory or the loan limit minus (d) 35% of the amount of outstanding letters of credit for eligible inventory, (e) the full amount of outstanding letters of credit issued pursuant to the senior credit facility which are not fully secured by cash collateral, and (f) licensing reserves for which the Company is the licensee of certain branded products.

Interest.    Interest on the principal balance under the senior credit facility shall accrue, at the Company’s option, at either (a) the Company’s bank’s prime lending rate with adjustments depending upon the Company’s quarterly average excess availability plus excess cash or leverage ratio (b) 2.00% above the rate quoted by the Company’s bank as the average Eurodollar Rate (“Eurodollar”) for the 1, 2, 3 and 6 month Eurodollar deposits with  1/4% point adjustments depending upon the Company’s quarterly excess availability plus excess cash and leverage ratio at the time of borrowing. The weighted average interest rate on borrowings outstanding as of January 31, 2002 and 2003 was 6.4% and 4.05%, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Security.    As security for the indebtedness under the senior credit facility, the Company granted the lenders a first priority security interest in substantially all of our existing and future assets other than its existing trademark portfolio, including, without limitation, accounts receivable, inventory deposit accounts, general intangibles and equipment. Lenders under the senior credit facility have a second priority security interest in the Company’s trademarks.

15. 9 1/2% Senior Secured Notes

On March 22, 2002, the Company completed a private offering of $57.0 million 9 1/2% senior secured notes due 2009. The proceeds of the private offering were used to finance the Jantzen acquisition, to reduce the amount of outstanding debt under the previous senior credit facility and as additional working capital. The proceeds to Perry Ellis were $55,589,250 yielding an effective interest rate of 9.74% after deduction of discounts. The Company entered into an interest rate swap and option agreement (the “March Swap Agreement”) in order to minimize debt service costs on the secured senior notes. The fair value of the March Swap Agreement recorded on the Company’s Consolidated Balance Sheet was $5.0 million as of January 31, 2003.

The senior secured notes are secured by a first priority security interest granted in the Company’s portfolio of trademarks and licenses as of the closing date of the Jantzen acquisition, including the trademarks, licenses and all income, royalties and other payments acquired in the Jantzen acquisition. The senior secured notes are senior secured obligations of the Company and rank pari passu in right of payment with all of its existing and future senior indebtedness. The senior secured notes are effectively senior to all unsecured indebtedness of the Company to the extent of the value of the assets securing the senior secured notes. The senior secured notes are guaranteed by certain subsidiaries of the Company.

Certain Covenants.    The indenture governing the senior secured notes contains certain covenants which restrict the Company’s ability and the ability of its subsidiaries to, among other things, incur additional indebtedness in certain circumstances, redeem or repurchase capital stock, make certain investments, or sell assets. The Company is prohibited from paying cash dividends under these covenants. The Company believes it is currently in compliance with all of the covenants in this indenture. The Company could be materially harmed if it violates any covenants because the indenture’s trustee could declare the outstanding notes, together with accrued interest, to be immediately due and payable, which the Company may not be able to satisfy. In addition, a violation could also constitute a cross-default under the senior credit facility, mortgage and other indenture resulting in all of the Company’s debt obligations becoming immediately due and payable which the Company may not be able to satisfy.

16. 12 1/4 Senior Subordinated Notes Payable

The Company issued $100.0 million senior subordinated notes on April 6, 1999, the proceeds of which were used to acquire the Company, John Henry and Manhattan brands and to pay down the outstanding balance of the senior credit facility. The notes mature on April 1, 2006, and bear interest at the rate of 12 1/4 payable on April 1 and October 1 in each year. The proceeds to the Company were $98,852,000, yielding an effective interest rate of 12.39% after deduction of discounts. The Company entered into an interest rate swap, option, and interest rate cap agreements (the “August Swap Agreement”) for an aggregate notional of $40 million in order to minimize debt service costs on the senior subordinated notes. The fair value of the August Swap Agreement recorded on the Company’s Consolidated Balance Sheet was $1.9 million as of January 31, 2003.

Certain Covenants.    The indenture governing the senior subordinated notes contains certain covenants which restrict the Company’s ability and the ability of its subsidiaries to, among other things, incur additional indebtedness in certain circumstances, redeem or repurchase capital stock, make certain investments, or sell

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets. The Company is prohibited from paying cash dividends under these covenants. The Company believes it is currently in compliance with all of the covenants in this indenture. The Company could be materially harmed if it violates any covenants because the indenture’s trustee could declare the outstanding notes, together with accrued interest, to be immediately due and payable, which the Company may not be able to satisfy. In addition, a violation could also constitute a cross-default under the senior credit facility, mortgage and other indenture resulting in all of the Company’s debt obligations becoming immediately due and payable which the Company may not be able to satisfy.

The indenture agreement contains certain covenants which require the Company to maintain certain financial ratios and restricts the payment of dividends. As of January 31, 2003, the Company was in compliance with its debt covenants of the senior subordinated notes.

Optional Redemption.    The notes are redeemable at the option of the Company, as a whole or in part from time to time, at any time on or after April 1, 2003 at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued interest, if any, to the date of redemption, if redeemed during the 12-month period beginning on April 1 of the years indicated below (subject to the right of holders of record on relevant record dates to receive interest due on an interest payment date):

Year	Redemption Price
2003	106.125%
2004	103.063%
2005 and thereafter	100.000%

In addition, at any time or from time to time before April 1, 2002, the Company may redeem up to 35% of the aggregate principal amount of the notes within 60 days of one or more public equity offerings with the net proceeds of such offering at a redemption price equal to 112.25% of the principal amount thereof, together with accrued interest, if any, to the date of redemption (subject to the right of holders of record on relevant record dates to receive interest due on relevant interest payment dates); provided that, after giving effect to any such redemption, at least 65% of the aggregate principal amount of the notes initially issued remains outstanding. The Company did not exercise the redemption option before April 1, 2002.

17. Real Estate Financing

The Company occupied its principal executive and administrative office, warehouse and distribution facility under a synthetic operating lease for a 240,000 square foot facility in Miami, Florida. The lease, as amended, expired on June 30, 2002, and required a final payment at termination of $14.5 million.

On June 30, 2002, the Company made the required payment under the synthetic lease and partially refinanced the acquisition of the facility with an $11.6 million mortgage. The mortgage has customary covenants and as of January 31, 2003, the Company is in compliance with these covenants.

On September 13, 2002, the Company purchased a distribution center in Seneca, South Carolina for $2.5million using our revolver. The Company exercised the option to purchase the facility as part of the March 2002 Jantzen acquisition.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Income Taxes

The income tax provision consists of the following for each of the years ended January 31:

	2001	2002	2003
Current Income Taxes:
Federal	$2,450,203	$2,115,199	$2,217,615
State	242,627	300,810	379,136
Foreign	(128,460)	237,746	758,258

Total	2,564,370	2,653,755	3,355,009
Deferred Income Taxes:
Federal and State	2,098,295	1,386,240	3,371,314

Total	$4,662,665	$4,039,995	$6,726,323

The following table reconciles the statutory federal income tax rate to the Company’s effective income tax rate for each of the years ended January 31:

	2001	2002	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from State income taxes, net of federal income tax benefit	2.5%	2.7%	2.9%
Benefit of graduated rate	(0.6)%	(0.6)%	(1.0)%
Other	0.6%	0.8%	1.3%

Total	37.5%	37.9%	38.2%

Deferred income taxes are provided for the temporary differences between financial reporting basis and the tax basis of the Company’s assets and liabilities under SFAS No. 109. The tax effects of temporary differences as of January 31 are as follows:

	2002	2003
Deferred Tax Assets
Inventory	$941,575	$1,407,770
Allowance for doubtful accounts	723,736	790,269
Accrued expenses	108,348	109,214
Unearned revenue	694,894	759,726
Other	150,511	289,378

Sub Total	2,619,064	3,356,357

Deferred Tax Liabilities
Fixed assets	(1,693,580)	(1,850,845)
Intangible assets	(5,062,408)	(9,031,489)
Other	(228,592)	(210,853)

Sub Total	(6,984,580)	(11,093,187)

Net deferred tax asset (liability)	$(4,365,516)	$(7,736,830)

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management believes that a valuation allowance for deferred income tax assets is not deemed necessary as the assets are expected to be recovered. Deferred taxes have not been recognized on unremitted earnings of the Company’s foreign subsidiaries based on the “indefinite reversal” criteria of APB Opinion 23.

19. Retirement Plan

The Company has a 401(k) Profit Sharing Plan (the “Plan”) in which eligible employees may participate. Employees are eligible to participate in the Plan upon the attainment of age 21, and completion of one year of service. Participants may elect to contribute up to 15% of their annual compensation, not to exceed amounts prescribed by statutory guidelines. The Company under the provisions of the plan, and at its discretion may contribute an amount equal to 50% of each participant’s eligible contribution up to 6% of the participant’s annual compensation. The Company may elect to contribute additional amounts at its discretion. The Company’s contributions to the Plan were approximately $173,000, $199,000 and $328,000 for the fiscal years ended January 31, 2001, 2002 and 2003, respectively.

20. Related Party Transactions

The Company leases certain office and warehouse space owned by the Chairman of the Board of Directors and Chief Executive Officer under certain lease arrangements, most of which are month-to-month. Rent expense, including taxes, for these leases amounted to $316,000, $537,000 and $525,000 for the years ended January 31, 2001, 2002 and 2003, respectively.

The Company entered into licensing agreements (the “ License Agreements”) with Isaco International, Inc. (“Isaco”), pursuant to which Isaco was granted the exclusive license to use the Natural Issue, Perry Ellis, John Henry and Career Club brand names in the United States to market a line of men’s underwear, hosiery and loungewear. The principal shareholder of Isaco is the father-in-law of the Company’s President and Chief Operating Officer. Royalty income earned from the License Agreements amounted to $834,000, $1,230,000 and $2,131,000 for the years ended January 31, 2001, 2002 and 2003, respectively.

21. Stock Options and Warrants

Stock Options—The Company adopted a 1993 Stock Option Plan (the “1993 Plan”) and a Directors Stock Option Plan (the “ Directors Plan”) (collectively, the “Stock Option Plans”), under which shares of common stock are reserved for issuance upon the exercise of the options. The number of shares issuable under the Directors Plan is 150,000. The number of shares issuable under the 1993 plan is 1,500,000. The Stock Option Plans are designed to serve as an incentive for attracting and retaining qualified and competent employees, directors, consultants, and independent contractors of the Company. The 1993 Plan provides for the granting of both incentive stock options and nonstatutory stock options. Incentive stock options may only be granted to employees. Only non-employee directors are eligible to receive options under the Directors Plan. All matters relating to the Directors Plan are administered by a committee of the Board of Directors consisting of two or more employee directors, including selection of participants, allotment of shares, determination of price and other conditions of purchase, except that the per share exercise price of options granted under the Directors Plan may not be less than the fair market value of the common stock on the date of grant.

Options can be granted under the 1993 Plan on such terms and at such prices as determined by the Board of Directors, or a committee thereof, except that the per share exercise price of incentive stock options granted under the 1993 Plan may not be less than the fair market value of the common stock on the date of grant, and in the case of an incentive stock option granted to a 10% shareholder, the per share exercise price will not be less than 110% of such fair market value.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the stock option activity for options issued under the 1993 Plan and the Directors Plan is as follows for the years ended January 31:

	Number of Shares	Option Price Per Share			Options Exercisable
		Low	High	Weighted	Number of Shares	Weighted Average Exercise Price
Outstanding January 31, 2000	1,032,550	$7.67	$15.75	$10.69	833,459	$10.73
Granted 2001	167,000	$5.13	$13.00	$8.41
Exercised 2001	(7,500)	$7.67	$7.67	$7.67
Cancelled 2001	(78,500)	$9.63	$14.25	$10.13

Outstanding January 31, 2001	1,113,550	$5.13	$15.75	$10.44	940,616	$10.41

Granted 2002	71,667	$5.13	$8.85	$7.37
Exercised 2002	(2,666)	$5.13	$6.88	$5.79
Cancelled 2002	(88,750)	$5.13	$13.44	$10.40

Outstanding January 31, 2002	1,093,801	$5.13	$13.44	$10.27	980,774	$10.40

Granted 2003	578,000	$7.50	$14.85	$12.83
Exercised 2003	(139,701)	$5.13	$13.50	$9.47
Cancelled 2003	(43,466)	$6.88	$14.20	$9.67	1,260,716	$11.56

Outstanding January 31, 2003	1,488,634

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 5.00–$ 7.50	78,084	8.0	$5.46	65,000	$5.28
$ 7.51–$10.00	568,416	4.2	$8.78	557,583	$8.78
$10.01–$12.00	52,934	6.5	$11.15	27,133	$10.75
$12.01–$16.00	789,200	8.4	$14.69	611,000	$14.80

As described in Note 2, we account for stock-based compensation using the provisions of APB No. 25 and related interpretations. No compensation expense has been recognized in the years ended January 31, 2001, 2002 and 2003 as the exercise prices for the stock options granted were equal to their fair market value at the time of grant. Had compensation cost for options granted been determined in accordance with the fair value provisions of SFAS No. 123, our net income and net income per share would have been reduced to the pro forma amounts presented below for the years ended January 31:

	2001	2002	2003
Net income as reported	$7,826,004	$6,607,942	$10,796,285
Add: Total stock based employee compensation expense included in reported net income, net	—	—	—
Deduct: Total stock based employee compensation expense not included in reported net income, net	747,355	422,464	251,953

Pro forma net income	$7,078,649	$6,185,478	$10,544,332

Pro forma net income per share:
Basic	$1.08	$0.95	$1.65

Diluted	$1.05	$0.95	$1.61

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 2001, 2002 and 2003:

	2001	2002	2003
Risk free interest	6.5%	3.3%	3.9%
Dividend Yield	0.0%	0.0%	0.0%
Volatility factors	67.9%	67.3%	68.2%
Weighted average life (years)	4.5	1.9	10.0

Using the Black-Scholes Option Pricing Model, the estimated weighted-average fair value per option granted in 2001, 2002 and 2003 was $4.43, $2.75 and $10.84, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

The pro forma amounts may not be representative of the future effects on reported net income and net income per share that will result from the future granting of stock options, since the pro forma compensation expense is allocated over the periods in which options become exercisable and new option awards are granted each year.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. Segment Information

In accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information,” the Company’s principal segments are grouped between the generation of revenues from products and royalties. The Licensing segment derives its revenues from royalties associated from the use of its brand names, principally Perry Ellis, John Henry, Manhattan and Munsingwear. The Product segment derives its revenues from the design, import and distribution of apparel to department stores and other retail outlets, principally throughout the United States. Trademark assets and costs have been allocated among the divisions where the brands are shared.

	2001	2002	2003
Revenues:
Product	$258,888,480	$251,310,159	$277,027,795
Licensing	25,789,975	26,680,987	28,812,955

Total Revenues	$284,678,455	$277,991,146	$305,840,750

Operating Income
Product	$10,772,903	$7,882,648	$11,292,438
Licensing	17,482,217	16,398,275	22,114,326

Total Operating Income	$28,255,120	$24,280,923	$33,406,764

Interest Expense
Product	$3,353,726	$1,630,120	$2,755,490
Licensing	12,412,735	11,919,626	13,039,857

Total Interest Expense	$15,766,461	$13,549,746	$15,795,347

Income Tax Provision
Product	$2,721,285	$2,637,938	$2,416,355
Licensing	1,941,370	1,402,057	$4,309,968

Total Income Tax Provision	$4,662,655	$4,039,995	$6,726,323

Depreciation and Amortization
Product	$1,824,137	$2,181,229	$2,819,126
Licensing	4,306,571	4,480,929	763,724

Total Depreciation and Amortization	$6,130,708	$6,662,158	$3,582,850

Identifiable Assets
Product	$113,454,814	$120,506,469	$187,210,967
Licensing	127,685,408	111,057,137	139,349,018
Corporate	1,972,860	2,497,074	4,677,360

Total Identifiable Assets	$243,113,082	$234,060,680	$331,237,345

23. Commitments and Contingencies

The Company has licensing agreements, as licensee, for the use of certain branded and designer labels. The license agreements expire on varying dates through December 31, 2003. Total royalty payments under these license agreements amounted to $1,198,106, $1,635,239 and $3,394,820 for the years ended January 31, 2001, 2002 and 2003, respectively, and were classified as cost of sales.

The Company’s main administrative offices, warehouse and distribution facility are located in a 240,000 square foot owned facility in Miami, which was built to our specifications and completed in 1997. This facility is

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

occupied pursuant to a $11.6 million mortgage. The mortgage has customary covenants and as of January 31, 2003, Perry Ellis was in compliance with these covenants. For purposes of potential future expansion, Perry Ellis has purchased roughly three acres of land adjacent to its facility.

On September 13, 2002, Perry Ellis purchased a 279,000 square foot distribution center in Seneca, South Carolina for $2.5 million cash. Perry Ellis had secured the option to purchase the facility as part of the Jantzen acquisition.

The Company leases three warehouse facilities in Miami totaling approximately 103,000 square feet from its chairman and chief executive officer, to handle the overflow of bulk shipments and the specialty and PING operations. All leases are on a month-to-month basis.

The Company leases four locations in New York City totaling approximately 25,400 square feet, with leases expiring from August 2005 to December 2012. These locations are used for offices and showrooms.

The Company leases a retail store in the Sawgrass Mills outlet mall in Sunrise, Florida with 3,600 square feet. This lease expires in June, 2003 with a six month renewal option. Since Perry Ellis began leasing space in the Sawgrass mall in May 2001, it has used this location as a test retail outlet store to sell its brands, principally Perry Ellis America.

The Company has a lease agreement for office space used by Perry Ellis’ Jantzen swimwear business in Portland, Oregon. This facility totals approximately 45,200 square feet with a lease that expires in December 2004.

In order to monitor production of Perry Ellis products in the Far East, Perry Ellis maintains offices in South Korea, Vietnam and China, and also lease offices jointly with GFX Corporation, a publicly held company, in Beijing, China and Taipei, Taiwan.

Minimum aggregate annual commitments for all of the Company’s non-cancelable operating lease commitments are as follows:

Year Ending January 31,	Amount
2004	$2,028,697
2005	2,013,161
2006	2,009,875
2007	2,007,465
2008	1,692,918
Future	1,567,354

Total	$11,319,470

Rent expense for these operating leases, including the related party rent payments discussed in Note 20 amounted to $1,660,632, $2,526,293 and $3,032,324 for fiscal January 31, 2001, 2002 and 2003, respectively.

The Company is subject to claims and suits, and is the initiator of claims and suits against others, in the ordinary course of business. The Company does not believe that the resolution of any pending claims will have a material adverse effect on its financial position, results of operations or cash flows.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. Subsequent Events

Salant Acquisition

On February 3, 2003, the Company entered into a merger agreement with Salant Corporation, the Company’s largest licensee, which provides for the merger of a wholly owned Company subsidiary with Salant. If the merger is completed, Salant will become a wholly owned subsidiary of the Company.

The aggregate merger consideration to be paid by the Company is $91.0 million, comprised of approximately $52.0 million in cash and approximately $39.0 million worth of newly issued Perry Ellis common stock. Salant shareholders will receive approximately $9.37 per share in value comprised of at least $5.35 per share in cash and not more than $4.02 per share of Perry Ellis common stock. The precise fraction of a share of Perry Ellis common stock that the Company will issue in the merger for each Salant share will be determined based on the average closing price of the Perry Ellis common stock for the 20-day period ending three trading days before the anticipated merger closing date. The maximum number of shares of Perry Ellis common stock that may be issued in the Salant acquisition is limited to 3,250,000. The Company expects the transactions costs to be approximately $10.0 million.

Salant licenses the Perry Ellis brand from the Company for men’s sportswear, dress shirts, dress bottoms and accessories and derived approximately $170.0 million or 65% of its fiscal 2002 revenues from the sale of Perry Ellis products. Salant is the Company’s largest licensee of Perry Ellis branded apparel. The remaining $80million of Salant’s fiscal 2002 revenue is made up of Salant’s owned brands such as Axis and Tricots St. Raphael, sales under license agreements for use of the JNCO and Ocean Pacific brands, as well as, several private label programs.

25. Summarized Quarterly Financial Data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(Dollars in Thousands)
FISCAL YEAR ENDED JANUARY 31, 2003
Net Sales	$78,619	$56,394	$63,037	$78,978	$277,028
Royalty Income	6,077	7,600	7,562	7,574	28,813

Total Revenues	84,696	63,994	70,599	86,552	305,841
Gross Profit	26,764	21,459	24,552	28,065	100,840
Net Income	4,767	2,182	1,063	2,784	10,796
Income per share:
Basic	$0.75	$0.34	$0.17	$0.43	$1.69
Diluted	$0.75	$0.34	$0.16	$0.41	$1.65
FISCAL YEAR ENDED JANUARY 31, 2002
Net Sales	$80,463	$58,712	$59,957	$52,178	$251,310
Royalty Income	6,065	6,858	6,403	7,355	26,681

Total Revenues	86,528	65,570	66,360	59,533	277,991
Gross Profit	25,747	20,458	18,988	21,197	86,390
Net Income	3,198	1,486	970	954	6,608
Income per share:
Basic	$0.49	$0.23	$0.15	$0.15	$1.01
Diluted	$0.49	$0.23	$0.15	$0.15	$1.01
FISCAL YEAR ENDED JANUARY 31, 2001
Net Sales	$77,530	$58,218	$63,767	$59,373	$258,888
Royalty Income	6,093	6,747	6,275	6,675	25,790

Total Revenues	83,623	64,965	70,042	66,048	284,678
Gross Profit	24,751	20,200	18,532	20,312	83,795
Net Income	3,590	1,818	351	2,067	7,826
Income per share:
Basic	$0.53	$0.27	$0.05	$0.31	$1.17
Diluted	$0.53	$0.27	$0.05	$0.31	$1.16

26. CONSOLIDATING CONDENSED FINANCIAL STATEMENTS

The following are consolidating condensed financial statements, which present, in separate columns: Perry Ellis International, Inc., the Guarantors on a combined, or where appropriate, consolidated basis, and the Non-Guarantors on a consolidated basis. Additional columns present eliminating adjustments and consolidated totals as of January 31, 2003 and January 31, 2002, and for the three years ended January 31, 2003. The combined Guarantors are wholly owned subsidiaries of Perry Ellis International, Inc., and have fully and unconditionally guaranteed the senior secured notes on a joint and several basis. There are no restrictions on any subsidiaries in transferring or obtaining funds to or from any other subsidiary or the parent for operating purposes. The Company has not presented separate financial statements and other disclosures concerning the combined Guarantors because management has determined that such information is not material to investors.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of January 31, 2003

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$(44,791)	$3,533,055	$1,194,913	$—	$4,683,177
Accounts receivable, net	1,072,969	78,161,200	255,570	—	79,489,739
Intercompany receivable—Guarantors	—	53,636,456	—	(53,636,456)	—
Intercompany receivable—Non Guarantors	—	582,410	—	(582,410)	—
Inventories, net	—	50,908,167	398,307	—	51,306,474
Deferred income taxes	—	2,957,765	—	—	2,957,765
Prepaid income taxes	—	3,361,650	—	—	3,361,650
Other current assets	285,385	3,819,382	—	—	4,104,767

Total current assets	1,313,563	196,960,085	1,848,790	(54,218,866)	145,903,572
Property and equipment, net	—	31,019,320	29,556		31,048,876
Intangible assets, net	15,490,786	126,695,276	—		142,186,062
Investment in subsidiaries	74,553,931	—	—	(74,553,931)	—
Other	837,500	11,261,335	—		12,098,835

TOTAL	$92,195,780	$365,936,016	$1,878,346	$(128,772,797)	$331,237,345

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$124,806	$12,501,910	$193,452	$—	$12,820,168
Accrued expenses	242,248	4,812,742	3,758	—	5,058,748
Intercompany payable—Parent	(5,351,406)	59,034,006	579,360	(54,261,960)	—
Income taxes payable	(151,616)	123,305	28,311	—	—
Accrued interest payable	—	4,674,929	—	—	4,674,929
Unearned revenues	129,454	1,865,100	—	—	1,994,554
Other current liabilities	—	1,449,615	7,807	—	1,457,422

Total current liabilities	(5,006,514)	84,461,607	812,688	(54,261,960)	26,005,821

Senior subordinated notes payable, net	(2,199,492)	101,380,072	—	—	99,180,580
Senior secured notes payable, net	—	60,729,796	—	—	60,729,796
Senior credit facility	—	22,922,287	—	—	22,922,287
Real estate mortgage	—	11,600,000	556,922	(556,922)	11,600,000
Deferred income tax	—	10,694,595	—	—	10,694,595

Total long-term liabilities	(2,199,492)	207,326,750	556,922	(556,922)	205,127,258

Total liabilities	(7,206,006)	291,788,357	1,369,610	(54,818,882)	231,133,079

Commitments and Contingencies
Minority Interest			702,449	31	702,480

Stockholders’ Equity:
Preferred stock $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—	—	—	—
Common stock $.01 par value; 30,000,000 shares authorized; 6,425,641 shares issued and outstanding as of January 31, 2003	64,257	100	63	(163)	64,257
Additional paid-in-capital	27,198,094				27,198,094
Contributing Capital	—	3,997,338	—	(3,997,338)	—
Retained earnings	72,182,529	70,252,092	(252,553)	(69,999,539)	72,182,529
Accumulated other comprehensive income	(43,094)	(101,871)	58,777	43,094	(43,094)

Total	99,401,786	74,147,659	(193,713)	(73,953,946)	99,401,786

Total stockholders’ equity	99,401,786	74,147,659	(193,713)	(73,953,946)	99,401,786

TOTAL	$92,195,780	$365,936,016	$1,878,346	$(128,772,797)	$331,237,345

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of January 31, 2002

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$—	$124,998	$1,178,980	$—	$1,303,978
Accounts receivable, net	793,111	48,978,288	712,804	(113,958)	50,370,245
Intercompany receivable— Guarantors	—	456,813	—	(456,813)	—
Intercompany receivable— Non-Guarantors	—	698,854	—	(698,854)	—
Inventories	—	45,317,126	91,921	—	45,409,047
Deferred income taxes	—	1,951,553	—	432,763	2,384,316
Other current assets	188,616	1,697,547	—	—	1,886,163

Total current assets	981,727	99,225,179	1,983,705	(836,862)	101,353,749
Property and equipment, net	—	10,862,844	34,490	—	10,897,334
Intangible assets, net	15,568,834	102,370,060	—	—	117,938,894
Investment in subsidiaries	60,458,653	—	—	(60,458,653)	—
Other	309,656	3,561,047	—	—	3,870,703

TOTAL	$77,318,870	$216,019,130	$2,018,195	$(61,295,515)	$234,060,680

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$—	$5,908,727	$171,599	$(113,958)	$5,966,368
Accrued expenses	325,960	2,903,642	30,000	—	3,259,602
Intercompany payable—Parent	(10,461,582)	11,040,148	698,854	(1,277,420)	—
Income taxes payable	—	2,607,686	160,105	(1,386,240)	1,381,551
Accrued interest payable	—	3,808,997	—	—	3,808,997
Current portion—senior credit facility	—	21,819,334	(63,240)	—	21,756,094
Unearned revenues	250,954	1,587,975	—	—	1,838,929
Other current liabilities	—	2,319,622	90,961	—	2,410,583

Total current liabilities	(9,884,668)	51,996,131	1,088,279	(2,777,618)	40,422,124
Senior subordinated notes payable, net	—	99,071,515	—	—	99,071,515
Deferred income tax	—	4,930,829	—	1,819,003	6,749,832

Total long-term liabilities	—	104,002,344	—	1,819,003	105,821,347

Total liabilities	(9,884,668)	155,998,475	1,088,279	(958,615)	146,243,471

Commitment and Contingencies
Minority Interest	—	—	613,671	—	613,671

Stockholders’ Equity:
Preferred stock $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—	—	—	—
Common stock $.01 par value; 30,000,000 shares authorized; 6,337,440 shares issued and 6,286,740 shares outstanding as of January 31, 2002	63,374	100	556,954	(557,054)	63,374
Additional paid-in-capital	26,286,040	—	—		26,286,040
Retained earnings	61,386,244	60,142,308	(240,709)	(59,901,599)	61,386,244
Accumulated other comprehensive income	(121,753)	(121,753)		121,753	(121,753)

Total	87,613,905	60,020,655	316,245	(60,336,900)	87,613,905
Treasury stock at cost	(410,367)	—	—	—	(410,367)

Total stockholders’ equity	87,203,538	60,020,655	316,245	(60,336,900)	87,203,538

TOTAL	$77,318,870	$216,019,130	$2,018,195	$(61,295,515)	$234,060,680

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Twelve Months Ended January 31, 2003

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues
Net sales	$—	$274,105,096	$2,922,699	$—	$277,027,795
Royalty income	4,450,886	24,362,069	—	—	28,812,955

Total revenues	4,450,886	298,467,165	2,922,699	—	305,840,750
Cost of sales		203,199,604	1,801,352	—	205,000,956

Gross profit	4,450,886	95,267,561	1,121,347	—	100,839,794
Operating expenses
Selling, general and administrative expenses	3,384,059	59,560,489	905,632	—	63,850,180
Depreciation and amortization		3,577,915	4,935	—	3,582,850

Total operating expenses	3,384,059	63,138,404	910,567	—	67,433,030

Operating income	1,066,827	32,129,157	210,780	—	33,406,764
Interest expense	(63,181)	15,854,307	4,221	—	15,795,347

Income before minority interest and income taxes	1,130,008	16,274,850	206,559	—	17,611,417
Minority interest	—	—	88,809	—	88,809
Equity in earnings of subsidiaries, net	(10,097,940)	—	—	10,097,940	—
Income taxes	431,663	6,165,065	129,595	—	6,726,323

Net income	$10,796,285	$10,109,785	$(11,845)	$(10,097,940)	$10,796,285

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Twelve Months Ended January 31, 2002

	Parent Only	Guarantors	Guarantors	Eliminations	Consolidated
Revenues
Net sales	$—	$242,249,314	$9,060,845	$—	$251,310,159
Royalty income	4,239,465	22,441,522	—	—	26,680,987

Total revenues	4,239,465	264,690,836	9,060,845	—	277,991,146
Cost of sales		185,475,889	6,125,322	—	191,601,211

Gross profit	4,239,465	79,214,947	2,935,523	—	86,389,935
Operating expenses
Selling, general and administrative expenses	2,405,100	50,023,547	3,018,207	—	55,446,854
Depreciation and amortization	533,583	5,990,778	137,797	—	6,662,158

Total operating expenses	2,938,683	56,014,325	3,156,004	—	62,109,012

Operating income	1,300,782	23,200,622	(220,481)	—	24,280,923
Interest expense	(54,123)	13,603,869			13,549,746

Income before minority interest and income taxes	1,354,905	9,596,753	(220,481)	—	10,731,177
Equity in earnings of subsidiaries, net	(5,780,095)	—	83,240	5,780,095	83,240
Income taxes	527,058	3,575,949	(63,012)	—	4,039,995

Net income	$6,607,942	$6,020,804	$(240,709)	$(5,780,095)	$6,607,942

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For The Twelve Months Ended January 31, 2001

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues
Net sales	$—	$258,888,480	$—	$—	$258,888,480
Royalty income	3,751,589	22,038,386	—	—	25,789,975

Total revenues	3,751,589	280,926,866	—	—	284,678,455
Cost of sales		200,883,860		—	200,883,860

Gross profit	3,751,589	80,043,006	—	—	83,794,595
Operating expenses
Selling, general and administrative expenses	2,230,190	47,178,577		—	49,408,767
Depreciation and amortization	533,588	5,597,120		—	6,130,708

Total operating expenses	2,763,778	52,775,697	—	—	55,539,475

Operating income	987,811	27,267,309	—	—	28,255,120
Interest expense	(63,066)	15,829,527			15,766,461

Income before minority interest and income taxes	1,050,877	11,437,782	—	—	12,488,659
Minority interest	—	—	—	—	—
Equity in earnings of subsidiaries, net	(7,169,206)	—	—	7,169,206	—
Income taxes	394,079	4,268,576	—	—	4,662,655

Net income	$7,826,004	$7,169,206	$—	$(7,169,206)	$7,826,004

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Twelve Months Ended January 31, 2003

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$10,796,285	$10,109,785	$(11,845)	$(10,097,940)	$10,796,285
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	2,778,271	4,934	—	2,783,205
Provision for bad debt	—	280,620	—	—	280,620
Amortization of debt issue cost	—	918,628	—	—	918,628
Amortization of bond discount	—	348,741	—	—	348,741
Deferred income taxes	—	3,371,314	—	—	3,371,314
Minority Interest	—	—	88,809	—	88,809
Equity in earnings of subsidiaries, net	(14,095,278)	3,997,338	—	10,097,940	—
Other	78,659	—	—	—	78,659
Changes in operating assets and liabilities (net of effects of acquisitions):
Accounts receivable, net	4,645,840	(34,442,471)	396,517	—	(29,400,114)
Inventories	—	(3,399,899)	(306,386)	—	(3,706,285)
Other current assets and prepaid income taxes	(96,769)	(5,595,256)	—	—	(5,692,025)
Other assets	(527,844)	(1,518,554)	—	—	(2,046,398)
Accounts payable and accrued expenses	225,572	6,474,697	(4,388)	—	6,695,881
Income taxes payable	(151,616)	(1,098,141)	(131,794)	—	(1,381,551)
Accrued interest payable	—	865,932	—	—	865,932
Other current liabilities and unearned revenues	(121,500)	(592,882)	(83,154)	—	(797,536)

Net cash used in operating activities	753,349	(17,501,877)	(47,307)	—	(16,795,835)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	—	(22,076,974)	—	—	(22,076,974)
Payment on purchase of intangible assets, net	78,049	(220,921)	(44,829)	—	(187,701)
Payment for acquired businesses, net of cash acquired	—	(25,084,374)	—	—	(25,084,374)

Net cash used in investing activities	78,049	(47,382,269)	(44,829)	—	(47,349,049)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net payments on senior subordinated notes	(2,199,492)	—	—	—	(2,199,492)
Net (payments) proceeds from senior credit facility	—	1,102,953	63,240	—	1,166,193
Net proceeds from senior secured notes	—	55,589,250	—	—	55,589,250
Net proceeds from real estate mortgage	—	11,600,000	—	—	11,600,000
Proceeds from exercise of stock options	1,323,303	—	—	—	1,323,303

Net cash provided by financing activities	(876,189)	68,292,203	63,240	—	67,479,254

Effect of exchange rate changes on cash and cash equivalents	—	—	44,829	—	44,829

NET (DECREASE) INCREASE IN CASH	(44,791)	3,408,057	15,933	—	3,379,199
CASH AT BEGINNING OF YEAR	—	124,998	1,178,980	—	1,303,978

CASH AT END OF YEAR	$(44,791)	$3,533,055	$1,194,913	$—	$4,683,177

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Twelve Months Ended January 31, 2002

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$6,607,942	$6,020,804	$(240,709)	$(5,780,095)	$6,607,942
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	533,583	5,657,218	—	—	6,190,801
Provision for bad debts	—	1,575,000	—	—	1,575,000
Amortization of debt issue cost	—	614,347	—	—	614,347
Amortization of bond discount	—	164,000	—	—	164,000
Deferred income taxes	—	1,386,240	—	—	1,386,240
Minority Interest	—	—	83,240	—	83,240
Equity in earnings of subsidiaries, net	(6,337,049)	—	556,954	5,780,095	—
Other	—	(64,250)	—	—	(64,250)
Changes in operating assets and liabilities (net of effects of acquisitions):
Accounts receivable, net	1,756,449	5,133,878	158,183	—	7,048,510
Inventories	—	(1,760,752)	232,133	—	(1,528,619)
Other current assets and prepaid income taxes	41,912	478,875	65,659	—	586,446
Other assets	23,102	(643,282)	(80,864)	—	(701,044)
Accounts payable and accrued expenses	(154,034)	(1,279,169)	272,642	—	(1,160,561)
Income taxes payable	—	1,221,446	163,764	—	1,385,210
Accrued interest payable	—	(406,838)	(197,930)	—	(604,768)
Other current liabilities and unearned revenues	2,443	507,889	282,022	—	792,354

Net cash provided by operating activities	2,474,348	18,605,406	1,295,094	—	22,374,848

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	—	(2,887,440)	(34,490)	—	(2,921,930)
Payment on purchase of intangible assets, net	(312,513)	213,585	—	—	(98,928)

Net cash used in investing activities	(312,513)	(2,673,855)	(34,490)	—	(3,020,858)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayments in borrowings under term loan	—	(16,093,792)	(63,240)	—	(16,157,032)
Purchase of treasury stock	(2,177,256)	—	—	—	(2,177,256)
Proceeds from exercise of stock options	15,421	—	—	—	15,421

Net cash used in financing activities	(2,161,835)	(16,093,792)	(63,240)	—	(18,318,867)

Effect of exchange rate changes on cash and cash equivalents	—	(57,503)	(18,383)	—	(75,886)

NET (DECREASE) INCREASE IN CASH	—	(219,744)	1,178,981	—	959,238
CASH AT BEGINNING OF YEAR	—	344,741	—	—	344,741

CASH AT END OF YEAR	$—	$124,997	$1,178,981	$—	$1,303,979

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Twelve Months Ended January 31, 2001

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$7,826,004	$7,169,206	$—	$(7,169,206)	$7,826,004
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	506,226	5,015,536	—	—	5,521,762
Provision for bad debts		330,435	—		330,435
Amortization of debt issue cost		608,946	—	—	608,946
Amortization of bond discount		164,000	—	—	164,000
Deferred income taxes		2,098,295	—		2,098,295
Equity in earnings of subsidiaries, net	(7,169,206)		—	7,169,206	—
Other		67,234	—	—	67,234
Changes in operating assets and liabilities (net of effects of acquisitions):
Accounts receivable, net	282,698	(13,456,785)	—		(13,174,087)
Inventories		(7,579,495)	—	—	(7,579,495)
Other current assets and prepaid income taxes	3,489	1,724,824	—	—	1,728,313
Other assets	117,490	(383,442)	—	—	(265,952)
Accounts payable and accrued expenses	(25,922)	629,626	—		603,704
Income taxes payable	—	—	—	—	—
Accrued interest payable	—	(194,796)	—	—	(194,796)
Other current liabilities and unearned revenues	16,230	137,721	—	—	153,951

Net cash provided by operating activities	1,557,009	(3,668,695)	—	—	(2,111,686)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	—	(2,711,741)	—	—	(2,711,741)
Payment on purchase of intangible assets, net	(589,917)	(2,882,084)			(3,472,001)
Payment for acquired business, net of cash acquired	—	750,000	—	—	750,000

Net cash used in investing activities	(589,917)	(4,843,825)	—	—	(5,433,742)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds (repayments) under term loan	—	(11,250,000)	—	—	(11,250,000)
Net (payments) proceeds from senior credit facility		19,881,630			19,881,630
Tax benefit for exercise of non-qualified stock options	5,327	—			5,327
Purchase of treasury stock	(1,029,919)	—	—	—	(1,029,919)
Proceeds from exercise of stock options	57,500	—	—	—	57,500

Net cash used in financing activities	(967,092)	8,631,630	—	—	7,664,538

NET (DECREASE) INCREASE IN CASH	—	119,110	—	—	119,110
CASH AT BEGINNING OF YEAR	—	225,631	—	—	225,631

CASH AT END OF YEAR	$—	$344,741	$—	$—	$344,741

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	July 31, 2003	January 31, 2003
ASSETS
Current Assets:
Cash and cash equivalents	$5,324,290	$4,683,177
Accounts receivable, net	82,192,001	79,489,739
Inventories, net	92,779,915	51,306,474
Deferred income taxes	17,859,581	2,957,765
Prepaid income taxes	2,341,760	3,361,650
Other current assets	8,884,358	4,104,767

Total current assets	209,381,905	145,903,572
Property and equipment, net	35,511,845	31,048,876
Intangible assets, net	150,326,989	142,186,062
Deferred income taxes	29,575,359	—
Other	11,286,354	12,098,835

TOTAL	$436,082,452	$331,237,345

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$26,374,026	$12,820,168
Accrued expenses	16,575,736	5,058,748
Accrued interest payable	4,525,588	4,674,929
Unearned revenues	1,189,048	1,994,554
Other current liabilities	2,940,468	1,457,422

Total current liabilities	51,604,866	26,005,821
Senior subordinated notes payable, net	99,282,693	99,180,580
Senior secured notes payable, net	59,927,130	60,729,796
Senior credit facility	43,286,273	22,922,287
Real estate mortgage	11,600,000	11,600,000
Deferred pension obligation	18,483,041	—
Deferred income tax	11,810,532	10,694,595

Total long-term liabilities	244,389,669	205,127,258

Total liabilities	295,994,535	231,133,079

Commitments and Contingencies
Minority Interest	728,588	702,480

Stockholders’ Equity:
Preferred stock $.01 par value; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock $.01 par value; 100,000,000 shares authorized; 8,382,198 shares issued and outstanding as of July 31, 2003 and 6,425,641 shares issued and outstanding as of January 31, 2003	83,822	64,257
Additional paid-in-capital	63,888,586	27,198,094
Retained earnings	75,176,080	72,182,529
Accumulated other comprehensive income	210,841	(43,094)

Total stockholders’ equity	139,359,329	99,401,786

TOTAL	$436,082,452	$331,237,345

See Notes to Unaudited Consolidated Financial Statements.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended July 31,		Six Months Ended July 31,
	2003	2002	2003	2002
Revenues
Net sales	$87,065,654	$56,394,030	$188,932,498	$135,013,122
Royalty income	5,699,508	7,600,633	12,110,685	13,677,426

Total revenues	92,765,162	63,994,663	201,043,183	148,690,548
Cost of sales	64,851,770	42,535,834	136,396,885	100,467,933

Gross profit	27,913,392	21,458,829	64,646,298	48,222,615
Operating expenses
Selling, general and administrative expenses	27,296,885	13,483,861	48,906,298	27,994,247
Depreciation and amortization	1,413,295	743,090	2,525,306	1,402,828

Total operating expenses	28,710,180	14,226,951	51,431,604	29,397,075

Operating income (loss)	(796,788)	7,231,878	13,214,694	18,825,540
Interest expense	3,391,141	3,786,193	8,354,452	7,652,924

Income (loss) before minority interest and income taxes (benefit)	(4,187,929)	3,445,685	4,860,242	11,172,616
Minority interest	(20,369)	(22,176)	26,108	9,844
Income taxes (benefit)	(1,533,090)	1,286,608	1,840,583	4,215,319

Net income (loss)	$(2,634,470)	$2,181,253	$2,993,551	$6,947,453

Net income (loss) per share
Basic	$(0.36)	$0.34	$0.43	$1.09

Diluted	$(0.36)	$0.34	$0.40	$1.08

Weighted average number of shares outstanding
Basic	7,372,519	6,384,932	6,919,491	6,386,341
Diluted	7,372,519	6,449,468	7,511,877	6,451,341

See Notes to Unaudited Consolidated Financial Statements.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended July 31,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,993,551	$6,947,453
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	2,004,735	1,073,142
Amortization of debt issue cost	557,128	393,698
Amortization of bond discount	182,770	165,973
Deferred income taxes	1,377,762	1,837,737
Minority interest	26,108	9,844
Other	180,986	20,710
Changes in operating assets and liabilities (net of effects of acquisition transaction):
Accounts receivable, net	11,057,738	(3,020,536)
Inventories	5,240,559	14,407,999
Other current assets and prepaid income taxes	(1,839,701)	(2,742,217)
Other assets	(633,962)	(2,212,635)
Accounts payable and accrued expenses	(8,138,113)	4,883,846
Income taxes payable	—	(1,381,551)
Accrued interest payable	(149,341)	1,052,963
Other current liabilities and unearned revenues	677,540	721,593

Net cash provided by operating activities	13,537,760	22,158,019

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,267,639)	(17,025,684)
Payment on purchase of intangible assets	—	(18,737)
Payment for acquired businesses	(31,221,289)	(25,050,474)

Net cash used in investing activities:	(34,488,928)	(42,094,895)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (payments) from senior credit facility	20,363,986	(21,756,094)
Net proceeds from senior secured notes	—	55,589,250
Net proceeds from real estate mortgage	—	11,600,000
Proceeds from exercise of stock options	1,155,346	1,237,005

Net cash provided by financing activities:	21,519,332	46,670,161

Effect of exchange rate changes on cash and cash equivalents	72,949	—

NET INCREASE IN CASH	641,113	26,733,285
CASH AT BEGINNING OF YEAR	4,683,177	1,303,978

CASH AT END OF PERIOD	$5,324,290	$28,037,263

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$7,721,248	$6,759,806

Income taxes	$205,293	$4,929,500

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Change in fair value of mark-to-market interest rate swap/option	$883,823	$4,990,177

Issuance of stock as merger consideration	$35,554,711	$—

See Notes to Unaudited Consolidated Financial Statements.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. General

The accompanying unaudited consolidated financial statements of Perry Ellis International, Inc. and subsidiaries (“Perry Ellis” or the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the requirements of Form 10-Q and therefore do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and changes in cash flows required by GAAP. These consolidated financial statements included herein should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 10-K/A for the year ended January 31, 2003. Certain amounts in the prior period have been reclassified to conform to the current period’s presentation.

In our opinion, the information presented reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the interim periods. Results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the entire fiscal year.

2. Inventories

Inventories are stated at the lower of cost (moving average cost) or market. Cost principally consists of the purchase price, customs, duties, freight, insurance and commissions to buying agents.

3. Letter of Credit Facilities

Borrowings and availability under letter of credit facilities consist of the following as of:

	July 31, 2003	January 31, 2003
Total letter of credit facilities	$92,675,896	$54,453,386
Outstanding letters of credit	$(71,501,488)	(31,966,591)

Total credit available	$21,174,408	$22,486,795

4. Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or estimated useful lives of the improvements. The useful lives range from three to thirty-nine years:

Asset Class	Avg. Useful Lives in Years
Furniture, fixtures and equipment	3-7
Vehicles	7
Leasehold improvements	11
Buildings	39

5. Intangible Assets

Intangible assets primarily represent costs capitalized in connection with the acquisitions of brand names and license rights. Under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” identifiable intangible assets with an indefinite useful life are not amortized but are tested for impairment annually on February 1st of each year.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Long-Lived Assets

Management reviews long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If there is an indication of impairment, management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to reduce the asset to its estimated fair value. Preparation of estimated expected future cash flows is inherently subjective and is based on management’s best estimate of assumptions concerning future conditions. There has not been any material impairment to long-lived assets.

7. Advertising and Related Costs

The Company’s accounting policy relating to advertising and related costs is to expense these costs in the period incurred. Advertising and related costs were approximately $3.6 million and $1.1 million for the three months ended July 31, 2003 and July 31, 2002, respectively, and $6.3 million and $2.6 million for the six months ended July 31, 2003 and July 31, 2002, respectively, and are included in selling, general and administrative expenses.

8. Accounting for Stock Based Compensation

The Company has chosen to account for stock-based compensation to employees and non-employee members of the Board using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations. As required by SFAS No.123, “Accounting for Stock-Based Compensation,” the Company presents certain pro forma and other disclosures related to stock-based compensation plans as if compensation cost for options granted had been determined in accordance with the fair value provisions of SFAS No. 123.

	Three Months Ended July 31,		Six Months Ended July 31,
	2003	2002	2003	2002
Net income (loss) as reported	$(2,634,470)	$2,181,253	$2,993,551	$6,947,453
Add : Total stock based employee compensation expense included in reported net income, net	—	—	—	—
Deduct : Total stock based employee compensation expense not included in reported net income, net	87,329	58,511	188,432	128,707

Pro forma net income (loss)	$(2,721,799)	$2,122,742	$2,805,119	$6,818,746

Pro forma net income (loss) per share:
Basic	$(0.37)	$0.33	$0.41	$1.07

Diluted	$(0.37)	$0.33	$0.37	$1.06

9. Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average shares of outstanding common stock. The calculation of diluted net income per share is similar to basic earnings per share except that the denominator includes potential dilutive common stock. The potential dilutive common stock included in the Company’s computation of diluted net income per share includes the effects of the stock options and warrants as determined using the treasury stock method.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the computation of basic and diluted income per share:

	Three Months Ended July 31,		Six Months Ended July 31,
	2003	2002	2003	2002
Numerator:
Net income (loss)	$(2,634,470)	$2,181,253	$2,993,551	$6,947,453
Denominator:
Basic income per share—weighted average shares	7,372,519	6,384,932	6,919,491	6,386,341
Dilutive effect: stock options	—	64,536	592,386	65,000

Diluted income per share—weighted average shares	7,372,519	6,449,468	7,511,877	6,451,341

Basic income (loss) per share	$(0.36)	$0.34	$0.43	$1.09

Diluted income (loss) per share	$(0.36)	$0.34	$0.40	$1.08

Antidilutive effect: stock options(1)	607,175	226,395	112	212,973

(1)	Represents weighted average stock options to purchase shares of common stock that were not included in computing diluted income per share because their effects were antidilutive for the respective periods.

10. Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and the effect of foreign currency translation. Comprehensive income (loss) was ($2,540,436) and $2,189,335 for the three months ended July 31, 2003 and 2002, respectively and was $3,247,486 and $6,968,163 for the six months ended July 31, 2003 and 2002, respectively.

11. Segment Information

In accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information,” our principal business segments are grouped into the generation of revenues from sale of products and royalties from licensing activity. These segments are identified and managed by the Company based on the products and services offered by each. The product segment derives its revenues from the design, importation and distribution of apparel to various retail channels, which include department stores, national and regional chain stores, mass merchants, and other specialty retail stores, principally throughout the United States, Puerto Rico and Canada. The licensing segment derives its revenues from royalties associated with the licensing of its trademarks to third parties, principally Perry Ellis®, John Henry®, Manhattan® and Munsingwear®. Trademark costs have been allocated among the segments where the brands are shared. Shared selling, general and administrative expenses are allocated amongst the segments based upon department utilization rates.

	Three Months Ended July 31,		Six Months Ended July 31,
	2003	2002	2003	2002
Revenues:
Product	$87,065,654	$56,394,030	$188,932,498	$135,013,122
Licensing	5,699,508	7,600,633	12,110,685	13,677,426

Total Revenues	$92,765,162	$63,994,663	$201,043,183	$148,690,548

Operating Income (Loss):
Product	$(4,347,047)	$707,501	$5,316,546	$6,833,602
Licensing	3,550,259	6,524,377	7,898,148	11,991,938

Total Operating Income (Loss)	$(796,788)	$7,231,878	$13,214,694	$18,825,540

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Salant Acquisition

On June 19, 2003, the Company acquired Salant Corporation. The aggregate merger consideration paid by the Company was approximately $91.0 million, comprised of approximately $35.8 million worth of newly issued Perry Ellis common stock, approximately $51.9 million in cash, and approximately $3.3 million in merger costs. The cash portion of the consideration was funded from Salant’s available cash reserves and through borrowings under the Company’s senior credit facility.

Salant licensed the Perry Ellis brand from the Company for men’s sportswear, dress shirts, dress bottoms and accessories, and derived approximately $164.3 million or 65% of its 2002 revenues from the sale of Perry Ellis products. Salant was the Company’s largest licensee of Perry Ellis branded apparel. The remaining $87.7 million of Salant’s 2002 revenue was made up of sales of product under Salant’s owned brands such as Axis® and Tricots St. Raphael®, sales under license agreements for use of the JNCO® and Ocean Pacific® brands, as well as several private label programs.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of obtaining third party valuations of certain intangible assets; thus the allocation of the purchase price may be subject to change.

(dollars in thousands)
Total purchase price
Market value of stock issued	$35,805
Cash consideration paid	51,906

Total purchase price	87,711
Total direct merger costs	3,155

Total adjusted purchase price	$90,866

Net assets of Salant based on amounts as of June 19, 2003	$77,054
Increase (decrease) in net assets to reflect estimated fair value adjustments under the purchase method of accounting:
Deferred taxes, current and long-term, net	39,738
Property, plant and equipment	(8,319)
Other assets
Retail stores fixtures	(3,070)
Deferred rental income	(456)
License agreements	(5,479)
Intangible assets, net	(8,545)
Deferred rental expense	1,492
Net pension liability	(1,549)

Fair value of net assets acquired	$90,866

13. Pro Forma Financial Information

The pro forma financial information presented below, gives effect to the Salant acquisition, as if it occurred as of the beginning of the fiscal year for the three and six months ended July 31, 2003 and 2002. The information presented below is for illustrative purposes only and is not indicative of results, which would have been achieved, or results, which may be achieved in the future.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Three Months Ended July 31,		Six Months Ended July 31,
	2003	2002	2003	2002
	(in thousands, except per share data)
Total revenues	$125,240	$113,180	$298,649	$256,694

Net income (loss)(1)	$(611)	$3,329	$6,697	$9,070

Net income (loss) per share
Basic	$(0.07)	$0.41	$0.81	$1.11

Diluted	$(0.07)	$0.40	$0.75	$1.10

(1)	Net income (loss) includes $0.34 million and $0.92 million, net of tax, of non-recurring direct merger related costs recorded by Salant during the three and six months ended July 31, 2003

14. Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, “Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections,” which all but eliminates the presentation in income statements of debt extinguishments as extraordinary items. SFAS No. 145 will be effective for fiscal years beginning after May 15, 2002. The Company expects to implement SFAS No. 145 at the beginning of fiscal 2004. SFAS No. 145 is not expected to have a significant impact on the financial position or results of operations of the Company.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit of Disposal Activities,” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a significant impact on the financial position or results of operations of the Company.

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. However, the disclosure requirements in FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Perry Ellis is not a party to any agreement in which it is a guarantor of indebtedness of others. Accordingly, adoption of this pronouncement did not have an impact effect on Perry Ellis’ consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation —Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” to require disclosure in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ended after December 15, 2002 and for the interim financial statements beginning after December 15, 2002. The adoption of the disclosure provisions of SFAS No. 148 is not expected to have a significant effect on the financial position or results of operations of the Company.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51” (“FIN No. 46”). FIN No. 46 addresses consolidation by business enterprises of variable interest entities (formerly special purpose entities or SPEs). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The objective of FIN No. 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The Company adopted the provisions of FIN No. 46 for variable interests in variable interest entities created after January 31, 2003, and in the quarter ending April 30, 2003 for variable interests in variable interest entities created before February 1, 2003. The Company does not have any variable interest entities as defined in FIN No. 46. Accordingly, the Company has determined that it is not reasonably possible that it will be required to consolidate or disclose information about a variable interest entity upon the adoption of FIN No. 46.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. SFAS No. 149 is not expected to have a material impact on the financial position or results of operations of the Company.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before May 2003 and still existing at the beginning of the interim period of adoption, transition will be accomplished by reporting the cumulative effect of a change in an accounting principle. SFAS No. 150 is not expected to have a material impact on the financial position or results of operations of the Company.

15. Derivatives Financial Instruments

The Company has entered into derivative financial instruments in order to manage the overall borrowing costs associated with its senior subordinated notes and senior secured notes.

At July 31, 2003, the Company had an interest rate swap agreement (the “August Swap Agreement”) with a notional amount of $40.0 million maturing on April 1, 2006. The swap is a fair value hedge as it has been designated against the senior subordinated notes carrying a fixed rate of interest and converts such notes to variable rate debt. The interest rate swap contracts are reflected at fair value in the Company’s consolidated balance sheet.

At July 31, 2003, the Company also had an interest rate cap (the “October Swap Agreement”) maturing on April 1, 2006 with a notional amount of $40.0 million. The Company also had a basis swap with a notional amount of $40.0 million that matured in April 2003. The interest rate cap effectively hedge against increases in the variable rate of

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

interest paid on the interest rate swap and the basis swap decreased the spread on the interest rate swap for 18 months through April 2003. Neither of these derivatives qualified for hedge accounting and accordingly, are reflected at fair value in the Company’s consolidated balance sheet with the offset being recognized in the consolidated statements of income for the periods presented. Interest expense for the three months ended July 31, 2003 and July 31, 2002 decreased by approximately $0.05 million and $0.1 million, respectively, as a result of the recognition of these derivatives. Interest expense for each of the six months ended July 31, 2003 and 2002 increased by approximately $0.2 million as a result of the recognition of these derivatives. In August 2003, the Company terminated the October Swap Agreement and the August Swap Agreement.

At July 31, 2003, the Company had an interest rate swap and option (the “March Swap Agreement”) for an aggregate notional amount of $57.0 million in order to minimize the debt servicing costs associated with the senior secured notes. The March Swap Agreement is a fair value hedge as it has been designated against the senior secured notes carrying a fixed rate of interest and converts such notes to variable rate debt. The interest rate swap contracts are reflected at fair value in the Company’s consolidated balance sheet. The fair value of the March Swap Agreement recorded on the Company’s consolidated balance sheet was $4.1 million as of July 31, 2003.

In December 2002, the Company entered into an interest rate floor agreement (the “December Floor Agreement”) for an aggregate notional amount of $57.0 million associated with the senior secured notes. The December Floor Agreement is scheduled to terminate on March 15, 2005. Under the December Floor Agreement, the Company must pay the difference between the three-month LIBOR rate and 1.50% for all rate resets in which the LIBOR is below 1.50%. When the LIBOR is equal to or greater than 1.50%, the Company makes no payments under the Floor.

The December Floor Agreement did not qualify for hedge accounting treatment, resulting in $0.1 million decrease of recorded interest expense on the consolidated statement of income for the three and sixth months ended July 31, 2003, respectively. The fair value of the December Floor Agreement recorded on the Company’s consolidated balance sheet was ($0.2) million as of July 31, 2003.

In April 2003, the Company entered into an interest rate cap agreement (the “April Cap Agreement”) for an aggregate notional amount of $57.0 million associated with the senior secured notes. The April Cap Agreement is scheduled to terminate on March 15, 2009. The April Cap Agreement caps the interest rate on the $57.0 million senior secured notes at 10%.

The April Cap Agreement did not qualify for hedge accounting treatment, resulting in $0.7 million and a $0.4 million decrease of recorded interest expense on the consolidated statement of income for the three and six months ended July 31, 2003, respectively. The fair value of the April Cap Agreement recorded on the Company’s consolidated balance sheet was $0.4 million as of July 31, 2003.

The Company does not currently have a significant exposure to foreign exchange risk and accordingly, has not entered into any transactions to hedge against those risks.

16. Consolidating Condensed Financial Statements

Perry Ellis International, Inc. and several of its subsidiaries have fully and unconditionally guaranteed the senior secured notes and senior subordinated notes on a joint and several basis. As such, the following consolidating condensed financial statements, which present, in separate columns: Perry Ellis, the guarantors on a combined and the non-guarantors on a consolidated basis are required to be presented. Additional columns present eliminating adjustments and consolidated totals as of July 31, 2003 and January 31, 2003, and for the three months and six months ended July 31, 2003 and 2002. The Company has not presented separate financial statements and other disclosures concerning the combined guarantors because management has determined that such information is not material to investors.

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As of July 31, 2003

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$(1,191,313)	$4,051,857	$2,463,746	$—	$5,324,290
Accounts receivable, net	(22,965)	101,318,807	1,757,886	(20,861,727)	82,192,001
Intercompany receivable—Guarantors	—	79,196,881	—	(79,196,881)	—
Intercompany receivable—Non Guarantors	—	885,100	—	(885,100)	—
Inventories, net	—	92,390,639	389,276	—	92,779,915
Deferred income taxes	—	17,859,581	—	—	17,859,581
Prepaid income taxes	—	2,341,760	—	—	2,341,760
Other current assets	568,224	8,270,116	46,018	—	8,884,358

Total current assets	(646,054)	306,314,741	4,656,926	(100,943,708)	209,381,905
Property and equipment, net	9,118	35,478,726	24,001	—	35,511,845
Intangible assets, net	—	128,614,203	21,712,786	—	150,326,989
Deferred income taxes	—	29,575,359	—	—	29,575,359
Investment in subsidiaries	95,420,303	—	—	(95,420,303)	—
Other	857,918	10,428,436	—	—	11,286,354

TOTAL	$95,641,285	$510,411,465	$26,393,713	$(196,364,011)	$436,082,452

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$83,083	$26,040,321	$250,622	$—	$26,374,026
Accrued expenses	228,463	16,347,273	—	—	16,575,736
Intercompany payable—Parent	(40,518,481)	134,786,487	1,757,980	(96,025,986)	—
Income taxes payable	(1,311,617)	771,908	539,709	—	—
Accrued interest payable	—	4,525,588	—	—	4,525,588
Unearned revenues	—	988,749	200,299	—	1,189,048
Other current liabilities	—	2,813,762	126,706	—	2,940,468

Total current liabilities	(41,518,552)	186,274,088	2,875,316	(96,025,986)	51,604,866
Senior subordinated notes payable, net	(2,199,492)	101,482,185	20,861,727	(20,861,727)	99,282,693
Senior secured notes payable, net	—	59,927,130	—	—	59,927,130
Senior credit facilities	—	43,286,273	—	—	43,286,273
Real estate mortgage	—	11,600,000	—	—	11,600,000
Deferred income tax	—	11,810,532	—	—	11,810,532
Deferred pension obligation	—	18,483,041	—	—	18,483,041

Total long-term liabilities	(2,199,492)	246,589,161	20,861,727	(20,861,727)	244,389,669

Total liabilities	(43,718,044)	432,863,249	23,737,043	(116,887,713)	295,994,535

Commitments and Contingencies
Long-term debt	—	—	631,475	(631,475)	—

Minority interest	—	—	728,557	31	728,588

Stockholders’ Equity:
Preferred stock $.01 par value; 5,000,000 shares authorized; no shares issued or outstanding					—
Common stock $.01 par value; 100,000,000 shares authorized; 8,382,198 shares issued and outstanding as of July 31, 2003	83,822	100	63	(163)	83,822

Additional paid-in-capital	63,888,586				63,888,586

Contributing capital		3,997,338		(3,997,338)	—
Retained earnings	75,176,080	73,538,299	1,172,766	(74,711,065)	75,176,080
Accumulated other comprehensive income	210,841	12,479	123,809	(136,288)	210,841

Total stockholders’ equity	139,359,329	77,548,216	1,296,638	(78,844,854)	139,359,329

TOTAL	$95,641,285	$510,411,465	$26,393,713	$(196,364,011)	$436,082,452

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As of January 31, 2003

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$(148,681)	$3,533,055	$1,298,803	$—	$4,683,177
Accounts receivable, net	21,784	78,161,200	1,306,755	—	79,489,739
Intercompany receivable—Guarantors	—	53,636,456	—	(53,636,456)	—
Intercompany receivable—Non Guarantors	—	582,410	—	(582,410)	—
Inventories, net	—	50,908,167	398,307	—	51,306,474
Deferred income taxes	—	2,957,765	—	—	2,957,765
Prepaid income taxes	—	3,361,650	—	—	3,361,650
Other current assets	285,385	3,819,382	—	—	4,104,767

Total current assets	158,488	196,960,085	3,003,865	(54,218,866)	145,903,572
Property and equipment, net	—	31,019,320	29,556	—	31,048,876
Intangible assets, net	—	126,695,276	15,490,786	—	142,186,062
Investment in subsidiaries	74,705,213	—	—	(74,705,213)	—
Other	837,500	11,261,335	—	—	12,098,835

TOTAL	$75,701,201	$365,936,016	$18,524,207	$(128,924,079)	$331,237,345

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$123,969	$12,501,910	$194,289	$—	$12,820,168
Accrued expenses	242,248	4,812,742	3,758	—	5,058,748
Intercompany payable—Parent	(21,635,693)	59,034,006	16,863,647	(54,261,960)	—
Income taxes payable	(231,617)	123,305	108,312	—	—
Accrued interest payable	—	4,674,929	—	—	4,674,929
Unearned revenues	—	1,865,100	129,454	—	1,994,554
Other current liabilities	—	1,449,615	7,807	—	1,457,422

Total current liabilities	(21,501,093)	84,461,607	17,307,267	(54,261,960)	26,005,821
Senior subordinated notes payable, net	(2,199,492)	101,380,072	—	—	99,180,580
Senior secured notes payable, net	—	60,729,796	—	—	60,729,796
Senior credit facilities	—	22,922,287	—	—	22,922,287
Real estate mortgage	—	11,600,000	556,922	(556,922)	11,600,000
Deferred income tax	—	10,694,595	—	—	10,694,595

Total long-term liabilities	(2,199,492)	207,326,750	556,922	(556,922)	205,127,258

Total liabilities	(23,700,585)	291,788,357	17,864,189	(54,818,882)	231,133,079

Commitment and Contingencies
Minority interest	—	—	702,449	31	702,480

Stockholders’ Equity:
Preferred stock $.01 par value; 5,000,000 shares authorized; no shares issued or outstanding	—	—	—	—	—
Common stock $.01 par value; 100,000,000 shares authorized; 6,425,641 shares issued and outstanding as of January 31, 2003	64,257	100	63	(163)	64,257
Additional paid-in-capital	27,198,094	—	—		27,198,094
Contributing capital	—	3,997,338	—	(3,997,338)	—
Retained earnings	72,182,529	70,252,092	(101,271)	(70,150,821)	72,182,529
Accumulated other comprehensive income	(43,094)	(101,871)	58,777	43,094	(43,094)

Total stockholders’ equity	99,401,786	74,147,659	(42,431)	(74,105,228)	99,401,786

TOTAL	$75,701,201	$365,936,016	$18,524,207	$(128,924,079)	$331,237,345

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

For the Three Months Ended July 31, 2003

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues
Net sales	$—	$86,593,183	$472,471	$—	$87,065,654
Royalty income	—	4,110,304	1,589,204	—	5,699,508

Total revenues	—	90,703,487	2,061,675	—	92,765,162
Cost of sales	—	64,531,685	320,085	—	64,851,770

Gross profit	—	26,171,802	1,741,590	—	27,913,392
Operating expenses
Selling, general and administrative expenses	1,277,488	25,530,077	489,320	—	27,296,885
Depreciation and amortization	77	1,410,609	2,609	—	1,413,295

Total operating expenses	1,277,565	26,940,686	491,929	—	28,710,180

Operating income	(1,277,565)	(768,884)	1,249,661	—	(796,788)
Interest expense	6	3,256,475	134,660	—	3,391,141

Income before minority interest and income taxes	(1,277,571)	(4,025,359)	1,115,001	—	(4,187,929)
Minority interest	—	—	(20,369)	—	(20,369)
Equity in earnings of subsidiaries, net	1,829,600	—	—	(1,829,600)	—
Income taxes	(472,701)	(1,431,546)	371,157	—	(1,533,090)

Net income (loss)	$(2,634,470)	$(2,593,813)	$764,213	$1,829,600	$(2,634,470)

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

For the Three Months Ended July 31, 2002

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues
Net sales	$—	$56,340,355	$53,675	$—	$56,394,030
Royalty income	1,330,073	6,270,560	—	—	7,600,633

Total revenues	1,330,073	62,610,915	53,675	—	63,994,663
Cost of sales	—	42,483,904	51,930	—	42,535,834

Gross profit	1,330,073	20,127,011	1,745	—	21,458,829
Operating expenses
Selling, general and administrative expenses	714,645	13,088,937	(319,721)	—	13,483,861
Depreciation and amortization	—	743,811	(721)	—	743,090

Total operating expenses	714,645	13,832,748	(320,442)	—	14,226,951

Operating income	615,428	6,294,263	322,187	—	7,231,878
Interest expense	(15,145)	3,801,061	277	—	3,786,193

Income before minority interest and income taxes	630,573	2,493,202	321,910	—	3,445,685
Minority interest	—	—	(22,716)	—	(22,716)
Equity in earnings of subsidiaries, net	(1,785,884)	—		1,785,884	—
Income taxes	235,204	927,636	123,768	—	1,286,608

Net income (loss)	$2,181,253	$1,565,566	$220,318	$(1,785,884)	$2,181,253

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

For the Six Months Ended July 31, 2003

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues
Net sales	$—	$187,329,533	$1,602,965	$—	$188,932,498
Royalty income	—	9,304,161	2,806,524	—	12,110,685

Total revenues	—	196,633,694	4,409,489	—	201,043,183
Cost of sales	—	135,400,297	996,588	—	136,396,885

Gross profit	—	61,233,397	3,412,901	—	64,646,298
Operating expenses
Selling, general and administrative expenses	2,486,739	45,382,489	1,037,070	—	48,906,298
Depreciation and amortization	77.00	2,518,596	6,633	—	2,525,306

Total operating expenses	2,486,816	47,901,085	1,043,703	—	51,431,604

Operating income	(2,486,816)	13,332,312	2,369,198	—	13,214,694
Interest expense	6	7,999,063	355,383	—	8,354,452

Income before minority interest and income taxes	(2,486,822)	5,333,249	2,013,815	—	4,860,242
Minority interest	—	—	26,108	—	26,108
Equity in earnings of subsidiaries, net	(4,560,248)	—	—	4,560,248	—
Income taxes	(920,125)	2,047,042	713,666	—	1,840,583

Net income (loss)	$2,993,551	$3,286,207	$1,274,041	$(4,560,248)	$2,993,551

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

For the Six Months Ended July 31, 2002

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues
Net sales	$—	$134,311,767	$701,355	$—	$135,013,122
Royalty income	2,806,523	10,870,903	—	—	13,677,426

Total revenues	2,806,523	145,182,670	701,355	—	148,690,548
Cost of sales	—	99,850,232	617,701	—	100,467,933

Gross profit	2,806,523	45,332,438	83,654	—	48,222,615
Operating expenses
Selling, general and administrative expenses	1,483,695	26,366,031	144,521	—	27,994,247
Depreciation and amortization	—	1,401,683	1,145	—	1,402,828

Total operating expenses	1,483,695	27,767,714	145,666	—	29,397,075

Operating income	1,322,828	17,564,724	(62,012)	—	18,825,540
Interest expense	(30,612)	7,682,567	969	—	7,652,924

Income before minority interest and income taxes	1,353,440	9,882,157	(62,981)	—	11,172,616
Minority interest	—	—	9,844	—	9,844
Equity in earnings of subsidiaries, net	(6,104,260)	—	—	6,104,260	—
Income taxes	510,247	3,722,916	(17,844)	—	4,215,319

Net income (loss)	$6,947,453	$6,159,241	$(54,981)	$(6,104,260)	$6,947,453

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Six Months Ended July 31, 2003

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,993,551	$3,286,207	$1,274,041	$(4,560,248)	$2,993,551
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	77	1,999,051	5,607	—	2,004,735
Amortization of debt issue cost	—	557,128	—	—	557,128
Amortization of bond discount	—	182,770	—	—	182,770
Deferred income taxes	—	1,377,762	—	—	1,377,762
Minority interest	—	—	26,108	—	26,108
Equity in earnings of subsidiaries, net	(4,560,248)	—	—	4,560,248	—
Other	253,935	—	(72,949)	—	180,986
Changes in operating assets and liabilities
Accounts receivable, net	(34,992,881)	40,606,105	5,444,514	—	11,057,738
Inventories	—	5,231,528	9,031	—	5,240,559
Other current assets and prepaid income taxes	(282,839)	(1,510,844)	(46,018)	—	(1,839,701)
Other assets	(20,418)	(613,544)	—	—	(633,962)
Accounts payable and accrued expenses	(54,671)	(8,136,013)	52,571	—	(8,138,113)
Income taxes payable	(1,080,000)	648,603	431,397	—	—
Accrued interest payable	—	(149,341)	—	—	(149,341)
Other current liabilities and unearned revenues	—	487,796	189,744	—	677,540

Net cash provided by (used in) operating activities	(37,743,494)	43,967,208	7,314,046	—	13,537,760

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(9,195)	2,963,608	(6,222,052)	—	(3,267,639)
Payment for acquired businesses, net of cash acquired	35,554,711	(66,776,000)	—	—	(31,221,289)

Net cash provided by (used in) investing activities:	35,545,516	(63,812,392)	(6,222,052)	—	(34,488,928)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (payments) proceeds from senior credit facility	—	20,363,986	—	—	20,363,986
Proceeds from exercise of stock options	1,155,346	—	—	—	1,155,346

Net cash provided by financing activities:	1,155,346	20,363,986	—	—	21,519,332

Effect of exchange rate changes on cash and cash equivalents	—	—	72,949	—	72,949

NET (DECREASE) INCREASE IN CASH	(1,042,632)	518,802	1,164,943	—	641,113
CASH AT BEGINNING OF YEAR	(148,681)	3,533,055	1,298,803	—	4,683,177

CASH AT END OF YEAR	$(1,191,313)	$4,051,857	$2,463,746	$—	$5,324,290

PERRY ELLIS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Six Months Ended July 31, 2002

	Parent Only	Guarantors	Non-Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$6,947,453	$6,159,241	$(54,981)	$(6,104,260)	$6,947,453
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	1,071,997	1,145	—	1,073,142
Amortization of debt issue cost	—	393,698	—	—	393,698
Amortization of bond discount	—	165,973	—	—	165,973
Deferred income taxes	—	1,837,737	—		1,837,737
Minority interest	—	—	9,844	—	9,844
Equity in earnings of subsidiaries, net	(6,104,260)	—	—	6,104,260	—
Other	20,710	—	—	—	20,710
Changes in operating assets and liabilities (net of effects of acquisitions):
Accounts receivable, net	(1,464,420)	(2,111,958)	391,421	164,421	(3,020,536)
Inventories	—	14,597,168	(189,169)	—	14,407,999
Other current assets and prepaid income taxes	(134,502)	(2,552,284)	(55,431)	—	(2,742,217)
Other assets	(543,892)	(1,668,743)		—	(2,212,635)
Accounts payable and accrued expenses	(124,017)	5,159,730	12,554	(164,421)	4,883,846
Income taxes payable	—	(1,221,446)	(160,105)	—	(1,381,551)
Accrued interest payable	—	1,052,963	—	—	1,052,963
Other current liabilities and unearned revenues	18,812	778,546	(75,765)	—	721,593

Net cash provided by (used in) operating activities:	(1,384,116)	23,662,622	(120,487)	—	22,158,019

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	—	(17,025,684)	—	—	(17,025,684)
Payment on purchase of intangible assets, net	—	(18,737)	—	—	(18,737)
Payment for acquired businesses, net of cash acquired	—	(25,050,474)	—		(25,050,474)

Net cash used in investing activities:	—	(42,094,895)	—	—	(42,094,895)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (payments) proceeds from senior credit facility	—	(21,819,334)	—	—	(21,819,334)
Net proceeds from senior secured notes	—	55,589,250	63,240	—	55,652,490
Net proceeds from real estate mortgage	—	11,600,000	—	—	11,600,000
Proceeds from exercise of stock options	1,237,005	—	—	—	1,237,005

Net cash used in financing activities:	1,237,005	45,369,916	63,240	—	46,670,161

NET (DECREASE) INCREASE IN CASH	(147,111)	26,937,643	(57,247)		26,733,285
CASH AT BEGINNING OF YEAR	—	124,998	1,178,980	—	1,303,978

CASH AT END OF YEAR	$(147,111)	$27,062,641	$1,121,733	$—	$28,037,263

Offer to Exchange

8 7/8% Series B Senior Subordinated Notes due 2013

For Certain

8 7/8% Series A Senior Subordinated Notes due 2013

($139,000,000 Aggregate Principal Amount Outstanding)

PROSPECTUS

December 4, 2003